                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------


                                 AMENDMENT NO. 4
                                       TO
                                   FORM 10-SB


                   General Form for Registration of Securities
                            of Small Business Issuers
                     Under Section 12(b) or Section 12(g) of
                       The Securities Exchange Act of 1934

                              TREND MINING COMPANY
                 (Name of Small Business Issuer in its Charter)

                 Montana                             81-0304651
     (State or Other Jurisdiction of              (I.R.S. Employer
      Incorporation or Organization)             Identification No.)


                     401 Front Avenue, Suite 1, Second Floor
                           Coeur d'Alene, Idaho 83814
                     (Address of principal executive office)

                    Issuer's telephone number: (208) 664-8095

                                   Copies to:
                            Deborah J. Friedman, Esq.
                            Randall E. Hubbard, Esq.
                           Michelle H. Shepston, Esq.
                            Davis Graham & Stubbs LLP
                       1550 Seventeenth Street, Suite 500
                             Denver, Colorado 80202

           Securities to be registered under Section 12(b) of the Act:

                                      None
                                (Title of Class)

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)
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                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS


     Trend Mining Company, incorporated in Montana in 1968, has been engaged since 1998 in the acquisition and exploration of platinum group metals properties, primarily in the United States. From 1968 through 1984, our activities consisted primarily of acquiring, exploring and leasing to third parties properties with silver potential. From 1984 to late 1996, our company was dormant. We are an exploration stage company, and our activities have been limited to exploring and acquiring rights to explore properties which we believe are prospective for platinum group metals. We have identified and commenced prospecting efforts in several areas in favorable geologic terrain in Wyoming, Montana, Nevada, Oregon, California and Saskatchewan, Canada. There can be no assurance that any of our properties contain a commercially viable ore body or reserves. None of our properties are in production, and consequently we have no operating income or cash flow.

     We intend to reincorporate in Delaware in the near future, having received the approval of our Board of Directors and our stockholders. In connection with reincorporation, we will amend our charter to increase substantially the number of authorized shares of common stock from 30,000,000 to 100,000,000 shares, to authorize the issuance of 20,000,000 shares of preferred stock by action of the Board of Directors without stockholder approval, and to eliminate cumulative voting for directors.

     As used in this registration statement, "TREND MINING," "TREND," "OUR COMPANY," "WE" and "OUR" refer to Trend Mining Company. Prior to February 1999, our corporate name was Silver Trend Mining Company.


     Six metals comprise the platinum group metals: platinum, palladium, rhodium, iridium, ruthenium and osmium. Platinum group metals are rare precious metals with unique physical properties that are used in diverse industrial applications and in the jewelry industry. The largest and fastest growing use for platinum group metals is in the automotive industry for the production of catalysts that reduce automobile emissions. Palladium is also used in the production of electronic components for personal computers, cellular telephones, facsimile machines and other devices, as well as dental applications and jewelry. Platinum's largest use is for jewelry. Industrial uses for platinum include the production of data storage disks, glass, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, unleaded and high-octane gasolines and fuel cells.


     According to publications of the CPM Group, which is managed and majority owned by Jeffrey Christian, one of our directors, approximately 6.9 million ounces of palladium and 5.1 million ounces of platinum were consumed in 1999, with less than five percent of palladium and slightly less than one third of platinum used for jewelry manufacture. CPM Group reports that palladium prices averaged approximately $359 per ounce in 1999, an increase of approximately 29 percent over the previous year, and have averaged $585 per ounce in the first five months of 2000. Platinum prices averaged approximately $373 per ounce in 1999, a slight increase over 1998 prices, and have averaged approximately $475 in the first five months of 2000, their highest levels since 1990. Trend was a sponsor of this CPM Group survey.

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                             EXPLORATION PROPERTIES


     We currently own 14 platinum group metals mineral exploration properties and have the right to acquire two such properties. These properties are described below. See "Property Location Maps" for maps showing the location of each property.


LAKE OWEN, WYOMING

     LOCATION AND ACCESS. The Lake Owen platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Lake Owen property is approximately 40 miles southwest of Laramie, Wyoming and can be reached by paved highways and gravel roads.

     LAND STATUS. In July 1999, we entered into a three-year option agreement with General Minerals Corporation, owner of a block of unpatented mining claims comprising a portion of the Lake Owen property, that gives us the option to earn a 100% interest in 104 unpatented claims. General Minerals acquired some of these unpatented mining claims from Chevron Minerals in the early 1990s, and subsequently located additional claims. Terms of that agreement (as subsequently amended) include the following:

     - To keep the option in effect, we were required to pay General Minerals a total of $40,000 during 1999 and 2000. All of those payments have been made.

     - To keep the option in effect, we are obligated to incur exploration expenditures of not less than $750,000 by July 27, 2002, with no less than $150,000 in exploration expenditures being completed by July 27, 2000. The expenditures required by July 27, 2000 have been completed.


     - On the effective date of the option agreement, we issued to General Minerals 715,996 shares of our common stock, and in May 2000, we issued an additional 129,938 shares to General Minerals, giving it approximately 25% of our outstanding common stock at that time. We have subsequently issued an additional 200,000 shares of our common stock and warrants exercisable until June 2002 to purchase an additional 200,000 shares of common stock to General Minerals pursuant to an amendment to the option agreement, and have issued 416,961 shares to General Minerals upon exercise of their preemptive rights under the original option agreement. The shares owned by General Minerals now represent approximately 9% of our outstanding common stock.


     - If we exercise the option to acquire a 100% interest in these 104 unpatented mining claims by completing the exploration expenditures described above, those claims will be subject to a 4% net profits interest with respect to ore mined from the property payable to either Chevron Minerals, which originally located certain of the claims, or to General Minerals.



     We located an additional 509 unpatented mining claims in an agreed area of interest near the Lake Owen property in the first half of 2000. We are obligated to pay to Chevron Minerals or General Minerals a 4% net profits interest with respect to these claims and any other claims we acquire in an area of interest.



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     EXPLORATION HISTORY. Chevron Minerals initiated geological reconnaissance exploration at Lake Owen in 1982, which included detailed surface geologic mapping, geochemical sampling, and geophysical surveys. Chevron Minerals later completed thirteen diamond-drill holes totaling approximately 5,200 feet in the 1980s and early 1990s. Drilling consisted of relatively shallow angle holes generally less than 250 feet in vertical depth, and encountered several zones of encouraging platinum group metal mineralization.


     EXPLORATION PLANS. The exploration program for the Lake Owen property has been divided into three phases that we currently plan to conduct over a three-year period which began in March 2000. In phase one, we plan to focus on the evaluation of existing geologic data generated by Chevron Minerals, and on geologic logging and assaying of existing drill core. Phase two is expected to involve continued field exploration, including geologic mapping, geochemical sampling, and geophysical surveys to define drill targets. We expect phase three to consist of a diamond drilling program intended to better delineate known precious metal anomalies and to include exploration for new zones of higher-grade platinum group metals mineralization.

     GEOLOGY AND MINERALIZATION. The Lake Owen property is a platinum-gold-palladium occurrence hosted in an extensive layered igneous intrusive complex with a lateral dimension of approximately four by six miles. The complex is about 1.4 billion years old and occurs as a steeply dipping body of rock along the margin of the Archean Wyoming Province. The exposed stratigraphic thickness of these rock units is approximately 20,000 feet.

     Four separate zones of anomalous platinum group metals mineralization have been identified at Lake Owen. The upper zone has been traced for about six miles along strike. The middle zone is about 1,500 feet stratigraphically below the upper zone, while the lower zone is situated approximately 5,500 feet stratigraphically below the upper zone. Surface geochemical sampling identified one additional platinum group metal zone, although the outcrop exposure in this fourth zone is limited and the extent of the anomaly has not yet been defined.

     Drill intercepts encountered to date at the Lake Owen property contain encouraging mineralization of combined platinum group metals and gold. The majority of the platinum group metals mineralization encountered in the Chevron Minerals drilling program remains untested along both strike and dip.

ALBANY, WYOMING

     LOCATION AND ACCESS. The Albany platinum group metals property is also located in southwest Albany County, Wyoming, approximately 35 miles southwest of Laramie in the Medicine Bow- Routt National Forest. The Albany property is accessible by an unimproved dirt road.

     LAND STATUS. We located six unpatented mining claims in this area in mid-1999 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. Minor exploration for platinum group metals has been conducted previously in the Albany property area. We have no specific data regarding previous exploration activities or results.


     GEOLOGY AND MINERALIZATION. The Albany property is a platinum-palladium-rhodium occurrence hosted along the contact of mafic dikes and a granite stock on the northern edge of a large iron-

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magnesium-rich complex. Our limited geochemical sampling program conducted in
1999 returned encouraging platinum group metal values.


SPRUCE MOUNTAIN, WYOMING

     LOCATION AND ACCESS. The Spruce Mountain platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Spruce Mountain property is approximately 35 miles southwest of Laramie, Wyoming and can be reached by paved highways and gravel roads.


     LAND STATUS. We staked 42 unpatented mining claims in this area in mid-2000 and own a 100% interest in the claim block.


     EXPLORATION HISTORY. Spruce Mountain is situated near our Lake Owen property and the northwestern margin of the Lake Owen layered ultramafic/mafic intrusive complex and is surrounded to the north by the New Rambler and Centennial West platinum group metals districts, and to the west by the Mullen Creek layered ultramafic/mafic intrusion. Historically, exploration has been conducted in the region for gold, silver, base metals and platinum group metals.

     GEOLOGY AND MINERALIZATION. Our claims are located on a platinum group metals occurrence within mafic intrusives along an interpreted northwest to east-west trending structural zone. The area is characterized by intense shearing and hydrothermal alteration, which apparently concentrated the platinum group metals that were present in the surrounding mafic host rocks.

CENTENNIAL WEST, WYOMING

     LOCATION AND ACCESS. The Centennial West platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Centennial West property is approximately 35 miles southwest of Laramie, Wyoming and can be reached by paved highways and gravel roads.


     LAND STATUS. We staked 179 unpatented mining claims in this area in September 2000 and own a 100% interest in the claim block.


     EXPLORATION HISTORY. Exploration has occurred throughout this area historically, and small amounts of platinum group metals were produced by placer mining from drainages.

     GEOLOGY. Mafic, ultramafic and metamorphic rocks overlie and host several known hydrothermal platinum group metal occurrences in dikes, veins and shear zones. Placer gold and platinum group metals are present in several streams that drain the area.


DOUGLAS CREEK, WYOMING

     LOCATION AND ACCESS. The Douglas Creek platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Douglas Creek property is approximately 35 miles southwest of Laramie, Wyoming and can be reached by unimproved roads.


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


     LAND STATUS. We staked 34 unpatented mining claims in this area in October 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. Exploration has occurred throughout this area historically, and minor gold and platinum group metals placer mining has occurred in several drainages in the area.

     GEOLOGY AND MINERALIZATION. Mafic, ultramafic and metamorphic rocks overlie and host several known hydrothermal platinum group metal occurrences in dikes, veins and shear zones. Placer gold and platinum group metals are present in several streams that drain the area.

KEYSTONE, WYOMING

     LOCATION AND ACCESS. The Keystone platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Keystone property is approximately 35 miles southwest of Laramie, Wyoming and can be reached by unimproved roads.

     LAND STATUS. We staked 121 unpatented mining claims in this area in October 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. Exploration has occurred throughout this area historically, and minor gold and platinum group metals placer mining has taken place in drainages in the area.

     GEOLOGY AND MINERALIZATION. Our claims are located on the eastern portion of the Mullen Creek layered intrusive complex, which consists of strongly deformed and metamorphosed mafic and ultramafic rocks. The area is situated on the southwest portion of the New Rambler mining district.


VANGUARD, MONTANA

     LOCATION AND ACCESS. The Vanguard platinum group metals property, formerly named Lady of the Lake, is located on Bureau of Land Management land in Madison County, Montana. The property is approximately 12 miles northeast of Sheridan and is accessible only by helicopter or trail.


     LAND STATUS. In early 2000, we located 121 unpatented mining claims in the Lady of the Lake layered iron-magnesium-rich complex. We own a 100% interest in the claim block.

     EXPLORATION HISTORY. The Vanguard area was initially mapped and geochemically sampled in the mid 1980s by a small exploration company. Our review of the results of that program indicates the existence of anomalous platinum, palladium and gold values throughout the district. In 1987, that company staked unpatented mining claims, which covered the known anomalous mineralization. Shortly thereafter, a third party who had leased the claim group began a surface mapping and sampling program. After approximately one year, the lease was terminated, and the original locator continued to perform exploration work on the claims sporadically during the 1990s. The claims were abandoned prior to the location of our claims. Our claim block covers the same ground that had been covered by the previous claims.


     GEOLOGY AND MINERALIZATION. The Vanguard property is a platinum-palladium-gold occurrence hosted in an iron-magnesium- rich layered intrusive complex that is approximately 1,500 feet thick. Three zones, from bottom to top, characterize this layered complex. The lowermost zone is formed of coarse-

                                      -5-
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grained, dark, chrome-iron-magnesium-rich rocks, and the rocks become progressively lighter in color, less rich in iron and magnesium and more soda and lime enriched towards the top.

     A large body of granite of Cretaceous age intersects portions of the complex, and geologic mapping evidence suggests that this intrusive may represent a possible border phase of the granite itself. Sulfides in the layered intrusive complex consist of pyrite and chalcopyrite, which were probably formed with the rocks. These sulfides are also concentrated in younger hydrothermal veins. A third type of sulfide occurrence is observed as a "reef" zone. The highest platinum group metals values are associated with the middle portion of the complex and the sulfide reef. The reef is poorly exposed, but where it crops out, the zone ranges in thickness from five to ten feet. Select samples collected from the sulfide reef showed encouraging platinum and gold mineralization.


INTREPID, MONTANA

     LOCATION AND ACCESS. The Intrepid platinum group metals property is comprised of eight unpatented mining claims located within the Vanguard claim block in Madison County, Montana. The property is approximately 12 miles northeast of Sheridan and is accessible only by helicopter or trail.

     LAND STATUS. In March 2000, we entered into a three year lease and option agreement under which we have the right to acquire a 100% interest in the Intrepid claims. Upon entering into the agreement, we paid the claim owners $5,800 and 100,000 shares of common stock. Under this agreement, the Company is obligated to incur exploration expenditures of not less than $10,000 by September 30, 2001, $15,000 by March 4, 2002 and $15,000 by March
4, 2003. In addition, the Company must make advance royalty payments of $10,000 by March 4, 2001, $25,000 by March 4, 2002 and $35,000 each year thereafter. In March 2001, the Company and the claim holders agreed to replace the March $10,000 advance royalty payment with a $9,000 payment due May 11, 2001. In connection with this agreement, the Company issued to the holders 3,000 shares of common stock on March 11 with an aggregate value of $2,400.

     During the option period, the Intrepid claims are subject to a net smelter royalty of 3% of all ores produced and sold from the Intrepid claims. We have the right to exercise the purchase option at any time for a total purchase price of $320,000, with any advance royalty payments credited against the purchase price, and the claim holders retaining a 0.5% net smelter royalty. We have agreed to issue an additional 100,000 shares to the claim holders if the Company has not terminated the agreement by November 2001.

     EXPLORATION HISTORY. The Intrepid claims are located within the Vanguard claim block. See "-Vanguard, Montana - Exploration History."

     GEOLOGY AND MINERALIZATION. The Intrepid claims are located within the Vanguard claim block. See "-Vanguard, Montana - Exploration History."


MCCORMICK CREEK, MONTANA

     LOCATION AND ACCESS. The McCormick Creek platinum group metals property is located in northwest Missoula County, Montana, approximately 34 miles northwest of Missoula. McCormick Creek can be reached by public highways and access roads, and an unimproved dirt road.


     LAND STATUS. We located 36 unpatented mining claims in the McCormick Creek area in 2000 and own a 100% interest in the claim block.


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     EXPLORATION HISTORY. The history of mineral exploration in the McCormick
Creek area is currently unknown.


     GEOLOGY AND MINERALIZATION. The McCormick Creek property is a platinum-palladium-gold occurrence hosted in a mafic dike that intruded altered sediments of the Burke Formation, which is the lowermost section of the Ravalli Group within the Belt Supergroup. The dike at McCormick Creek is one of a series of sub-parallel, repetitious mafic dikes that intruded the Ravalli quartzites throughout the region.

     The mafic dike that occurs on our property is located due south of the past producing Green Mountain copper-gold-platinum mine, which is situated on the Flathead Indian Reservation. The mafic dike is possibly similar to, or possibly an extension of, the Green Mountain dike. The dike may be geologically similar with respect to primary sulfide mineralogy and associated platinum group and precious metal mineralization.

STILLWATER COMPLEX CLAIMS, MONTANA

     LOCATION AND ACCESS. The Stillwater Complex Claims platinum group metals property is located in Stillwater County in south central Montana. The claims are situated approximately five miles southeast of Nye, Montana and can be reached by paved highways and gravel roads.

     LAND STATUS. We staked 395 unpatented lode claims in three separate claim blocks in the Stillwater mafic-ultramafic layered intrusive complex in south central Montana from July through October 2000. We own a 100% interest in each of the claim blocks.

     EXPLORATION HISTORY. Johns-Manville Corporation geologists discovered palladium and platinum in this area, approximately one mile from our claims, during the early 1970s. This discovery was developed as the Stillwater mine, which is the largest producer of platinum group metals in North America.

     GEOLOGY AND MINERALIZATION. Our claims are located within the Stillwater mafic-ultramafic layered intrusive complex and present a number of platinum group metal targets including chromite "reef"-type occurrences, basal massive sulfide deposits containing nickel, copper and platinum group metals, and hydrothermal-type targets.

PETER LAKE, SASKATCHEWAN, CANADA

     LOCATION AND ACCESS. The Peter Lake platinum group metals property, formerly named Reindeer Lake, is located near Peter Lake in northern Saskatchewan, Canada, approximately 190 air miles north/northeast from La Ronge, Saskatchewan. The property is accessible only by airplane or helicopter.

     LAND STATUS. The Peter Lake property consists of five mining claim units covering approximately 27,000 hectares, or 67,000 acres, or about 100 square miles. We own 100% of the mining claim units.

     EXPLORATION HISTORY. The Peter Lake claims are a portion of the Peter Lake intrusive complex. In 1982, exploration geologists discovered platinum and palladium-bearing sulfides in this area. During the mid-1980s, additional exploration revealed that the lower gabbroic sequence contained platinum-palladium-copper- nickel occurrences spread over a strike length of approximately 81 miles. Additional exploration work was completed this year by another company.


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     GEOLOGY AND MINERALIZATION. The Peter Lake complex, with a length of 180 kilometers (approximately 112 miles) and a width of 30 kilometers (approximately 19 miles), is one of the largest layered complexes in the world. The Peter Lake complex represents reef type platinum group metals mineralization that has undergone some metamorphism and hydrothermal remobilization.


     Two types of mineralization are present in the Archaean aged Peter Lake layered complex. The lowermost sequence of the complex consists of primarily cumulate layering of anorthosite and pyroxenite with sulfides concentrated at the lithological boundaries. Metamorphism has altered pyroxenes to amphiboles and obliterated much of the layering. The thickness of this zone is approximately 2 kilometers. An upper sequence separated by a gneissic and granitic zone shows, in its basal part, textures that include marginal mixed magma textures, inclusion breccia zones and plagioclase-hornblende veinlets, as well as hosting ultramafic and mafic dykes. The upper sequence has a width of over 1.5 kilometers.

HARD ROCK JOHNSON, NEVADA

     LOCATION AND ACCESS. The Hard Rock Johnson platinum group metals property is located on Bureau of Land Management land in Clark County, Nevada, approximately 25 miles southwest of the town of Mesquite. The property is accessible by a gravel road.

     LAND STATUS. We located 13 unpatented mining claims in this area in 1999 and early 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. The Hard Rock Johnson property is located along the northern flank of the Virgin Mountains within the Bunkerville (Copper King) Mining District. Two principal copper and precious metals mines, the Key West and Great Eastern, have been worked sporadically from the 1890s, when copper was discovered in the area. A third party currently controls the 140 acres of patented land and eight unpatented lode claims that encompass the Key West and Great Eastern mines, adjoining our mining claims. Our claims cover the on-strike extension of the mineralized zone to the northeast.


     GEOLOGY AND MINERALIZATION. The Hard Rock Johnson property is located within the historic Bunkerville Mining district, which produced platinum, palladium, gold, silver, copper, lead, nickel, tungsten and cobalt. The claims are situated within a northeast- trending belt of gneiss and schist that is crosscut by fault zones and intruded by irregular, coarse grained dikes. Precious and base metal mineralization is hosted within dikes that occur throughout the project area.

     The zone of mineralization is over 2,000 feet wide and extends at least two miles in strike length along a north 70 degrees east structural zone that is parallel to the regional metamorphic foliation. The primary sulfides associated with platinum group metals are chalcopyrite, pyrite, pyrrhotite, and magnetite, which occur as disseminated grains and pods throughout the dikes. Platinum and nickel are most likely associated with magmatic pyrite.

WILLOW SPRINGS, NEVADA

     LOCATION AND ACCESS. The Willow Springs platinum group metals property is located in Nye County, Nevada. The Willow Springs property is approximately 30 miles north of Tonopah, Nevada and can be reached by paved highways and gravel roads.

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     LAND STATUS. We staked 31 unpatented lode claims in this area during March
2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. Several shafts and prospects dating from the 1800s are present in the area.

     GEOLOGY AND MINERALIZATION. Our claim area contains mafic- ultramafic rocks that are surrounded by sediments. The area hosts anomalous nickel and copper mineralization over a three- mile strike length, part of which is on our claims, that occurs as stains and disseminations within the mafic and sedimentary rocks. Reconnaissance geochemical samples collected by us during 2000 returned anomalous platinum group metal values.


POLE CORRAL, CALIFORNIA

     LOCATION AND ACCESS. The Pole Corral platinum group metals property is located on Bureau of Land Management land in Tehema County, California, approximately 18 miles southwest of Platina, California. The property is accessible by paved highways and unimproved dirt roads.


     LAND STATUS. We located 79 unpatented mining claims in this area in mid-2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. Pole Corral is situated within the Rattlesnake Terrain of the Klamath Mountains geologic province. Within the Pole Corral project area, sporadic exploration and mining have occurred throughout the 1900s, as indicated by the prospect pits and small mines which we encountered. During our preliminary geochemical sampling program, we found encouraging platinum group metals mineralization.

     GEOLOGY AND MINERALIZATION. The Pole Corral property is a platinum-rhodium-ruthenium-iridium occurrence hosted in mafic rocks of the Rattlesnake Terrain. Podiform and disseminated chromite have been encountered on our property and throughout the region. Zoned felsic intrusives comprise the margins of the mafic rocks and are also manifest as pegmatoids within the project area.

CISCO BUTTE, CALIFORNIA

     LOCATION AND ACCESS. The Cisco Butte platinum group metals property is located in Nevada County, California. The Cisco Butte property is approximately 50 miles northwest of the town of Red Bluff, and can be reached by paved interstate highway and gravel roads.

     LAND STATUS. We staked 33 unpatented lode claims in this area during September 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. No evidence of previous exploration was observed within our claim block.

     GEOLOGY AND MINERALIZATION. Our claims are located on the eastern portion of the Emigrant Gap mafic-ultramafic terrain, which measures approximately 14 miles long and five miles wide. Samples collected during initial reconnaissance activities detected anomalous platinum group metals mineralization within mafic-ultramafic rocks.

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SHAMROCK, OREGON

     LOCATION AND ACCESS. The Shamrock platinum group metals property is located on Bureau of Land Management land in Jackson County, Oregon, approximately 21 miles northwest of the city of Medford. The property is accessible by unimproved dirt roads.

     LAND STATUS. We located five unpatented mining claims in this area in mid-1999 and own a 100% interest in the claim block.


     EXPLORATION HISTORY. During the first half of the 20th century, the Shamrock property area was explored for mercury, copper and nickel.


     The U.S. Bureau of Mines conducted extensive exploration and development of the nickel-copper-cobalt mineralization in 1949 and 1950. This work included the construction of 4,000 feet of mine access roads, rehabilitating two adits, driving approximately an additional 400 feet of drifts and crosscuts, drilling eleven diamond core drill holes totaling approximately 3,400 feet, excavating five exploration bulldozer trenches, and conducting extensive auger-hole sampling and metallurgical testing.


     The U.S. Bureau of Mines encountered anomalous platinum group metals mineralization in drill hole composite samples and delineated two small, near surface base metal ore deposits. The Bureau reported assay results from a bulk metallurgical sample of 0.030 ounce per ton platinum, 1.3% nickel, 1.1% copper, and 0.07% cobalt.


     The U.S. Bureau of Mines mapped the surface exposure of sulfide mineralization, which extends for at least 200 feet long and 200 feet deep, and ranges from about five to 38 feet wide. The Bureau also discovered a four foot wide zone of nickel sulfide mineralization at the base of a road cut 500 feet southwest from the main norite dike. This sulfide zone may represent a parallel, mineralized mafic dike that has not yet been evaluated.


     During the mid 1980s, Freeport Exploration investigated the Shamrock property for its platinum group metals potential. Freeport staked approximately 40 lode claims, conducted geologic mapping, surface and underground sampling, and completed about nine miles of ground magnetic surveys. In June 1999, we staked our five lode claims on ground where Freeport had located its drill holes, and we conducted limited surface and underground geologic mapping and sampling. All of our underground samples returned encouraging precious and base metal mineralization.


     GEOLOGY AND MINERALIZATION. The Shamrock property is a platinum group metals, gold, copper, nickel, and cobalt occurrence associated with dikes that intrude rocks of the May Creek Formation. The May Creek Formation is composed of quartz- mica schist, iron-magnesium-rich schist/gneiss, and highly altered quartzite. Various intrusive rocks are also present on the property.


     Platinum group metals, gold, nickel, copper, and cobalt are probably hosted in magmatic pyrite and other sulfide minerals. These sulfides may comprise as much as 40% of the rock and occur as disseminations, blebs, and masses within the tabular, course- grained, highly altered dikes. Weak but pervasive sulfide mineralization is also disseminated throughout most of the adjacent May Creek Formation.

OTHER PROPERTIES


     During the year ended September 30, 1998, we purchased, through the issuance of 150,000 shares of common stock, the Rae Wallace Company, which owned four patented mining claims located just north of Anchorage, Alaska. In May 1999, we sold the Rae- Wallace Company to another exploration company for $20,000 and retained a 2.5% net smelter return production royalty on the production of minerals from the property.

     We have recently sold, or are holding for sale the other properties described below, which had been acquired for their potential for minerals other than platinum group minerals.

     - In July 2000, we sold 15 unpatented mining claims in Kootenai County, Idaho, comprising the Silver Strand property to New Jersey Mining Company in exchange for 50,000 shares of its common stock valued at $5,000 and its commitment to spend a total of $200,000 on exploration of the property over the three year period ending in July 2003. We also retained a 1.5% net smelter return production royalty, decreasing to 0.5% once we have received payments totaling $50,000, on the production of minerals from the Silver Strand property. During the three year period, we may reacquire the property if New Jersey Mining Company does not complete the required expenditures or chooses to terminate the purchase agreement. We owned approximately 8% of the common stock of New Jersey Mining Company at the time of this transaction. Kurt Hoffman, our President, Chief Executive Officer and a director, is a director of New Jersey Mining Company. Fred Brackebusch, the President, Treasurer, and a director and majority owner of New Jersey Mining Company, was one of our directors until March 2001.


     - We are holding the Pyramid property, consisting of five unpatented mining claims in Churchill County, Nevada, for sale. From time to time, we conduct discussions regarding the sale of the property with parties who have expressed an interest or whom we believe may have an interest in the property.

OUR EXPLORATION PROCESS

     Our exploration program is designed to acquire, explore and evaluate exploration properties in an economically efficient manner. We have not at this time identified or delineated any platinum group metals reserves on any of our properties.

     Our current focus is primarily on the acquisition of additional exploration properties. As indicated above, we have formulated specific exploration plans for our Lake Owen property. Subject to our ability to raise the necessary funds, we intend to implement an exploration program that may cover some or all of our other properties at various times as we deem prudent.

     We expect our exploration work on a given property to proceed generally in three phases. Our first phase typically begins with research of the available geologic literature, as well as personal interviews with geologists, mining engineers and others familiar with the prospect sites. When the research is completed, we augment this initial work with geologic mapping, geophysical testing and geochemical testing of our claims. We examine any existing workings, such as trenches, prospect pits, shafts or tunnels. If we identify an apparent mineralized zone and are able to narrow it down to a specific area, we begin trenching the area. Trenches are generally approximately 150 feet in length and 10 to 20 feet wide. These dimensions allow for a thorough examination of the surface of the vein structure types that we would expect to encounter at our properties. They also allow for efficient reclamation, re- contouring and re-seeding of disturbed areas. Once excavation of a trench is completed, samples are taken and analyzed for economically potential minerals that are known to have occurred in the area in question. Careful interpretation of the data collected from the various tests assists us in determining whether a prospect has current economic potential and whether further exploration is warranted.

     Subject to obtaining the necessary permits in a timely manner, the first phase can typically be completed on an individual property in several months at a cost of less than $300,000. We have completed research on and examination of each of our properties, and have commenced geophysical work and sampling on our Lake Owen property.

     Our second phase would involve an initial examination of the underground characteristics of mineralization that has been identified at any particular property during the first phase of the exploration program. This phase is intended to identify any mineral deposits of potential economic importance. The methods employed would include:

     -    more detailed geologic mapping;

     -    more advanced geochemical and geophysical surveys;

     -    more extensive trenching; and

     -    exploration drilling.

     Subject to obtaining the necessary permits in a timely manner, the second phase can typically be completed on an individual property in six to nine months at a cost of less than $1 million. None of our properties has reached the second phase.

     Our third phase would be aimed at precisely defining depth, width, length, tonnage and value per ton of any deposit that has been identified. We would accomplish this through development drilling, metallurgical testing, and obtaining other pertinent technical information required to define an ore reserve and complete a feasibility study. Depending upon the nature of the particular deposit, the third phase on any one property could take 1 to 5 years or more and cost up to $20,000,000 or more.

     We intend to explore and develop our properties ourselves, although our plans could change depending on the terms and availability of financing and the terms or merits of any joint venture proposals.

                            ENVIRONMENTAL COMPLIANCE

     Our primary cost of complying with applicable environmental laws during exploration is likely to arise in connection with the reclamation of drill holes and access roads. Drill holes typically can be reclaimed for nominal costs, although the Bureau of Land Management recently promulgated new surface management regulations which may significantly increase those costs on Bureau of Land Management lands. Access road reclamation may cost up to $50,000 to $100,000 if roadbuilding has been done, and those costs too are likely to increase as the result of the new Bureau of Land Management regulations. As we are currently in the exploration stage on all of our properties, reclamation costs have not yet been incurred.

                                    EMPLOYEES

     Currently, we have eight employees, all of whom are full time.

                                  RISK FACTORS

     An investment in Trend Mining involves a high degree of risk. Investors and prospective investors should consider carefully the following risk factors, in addition to all of the other information in this registration statement.


NO PRODUCTION HISTORY SINCE THE 1980S - WE HAVE NOT MINED ANY PLATINUM GROUP METALS.


     While we were incorporated in 1968, our company has no history of producing platinum group metals. We have not developed or operated a mine since the 1980s, and we have no operating history upon which an evaluation of our future success or failure can be made. Our ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including:

     -    our ability to locate an economically feasible mineral property; and

     - our ability to successfully build and operate mines, processing plants and related infrastructure.

     We are subject to all the risks associated with establishing new mining operations and business enterprises. There can be no assurance that we will successfully establish mining operations or profitably produce platinum group or other metals at any of our properties.

HISTORY OF LOSSES - WE EXPECT LOSSES TO CONTINUE FOR AT LEAST THE NEXT THREE YEARS.


     As an exploration company that has no recent production history, we have incurred losses since the inception of our current exploration activities in 1998. We expect to continue to incur additional losses for at least the next three years due to expenses associated with the research, exploration and development of our mineral properties. As of December 31, 2000, we had an accumulated deficit of approximately $4,115,000. There can be no assurance that we will achieve or sustain profitability in the future.


WE ARE SUBJECT TO ALL OF THE RISKS INHERENT IN THE MINING INDUSTRY.

     As an exploration stage company, our work is highly speculative and involves unique and greater risks than are generally associated with other businesses. There can be no assurance that any of our properties contain a commercially viable ore body or reserves until additional exploration work is done and an evaluation based on such work concludes that development of and production from the ore body is technically, economically and legally feasible. We are subject to all of the risks inherent in the mining industry, including, without limitation, the following (some of which we discuss in more detail below):

     - Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;

     - Exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore;

     - Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;

     - A large number of factors beyond our control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of precious metals markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;

     - Once mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change;

     - Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities; and

     - If we proceed to development of a mining operation, our mining activities would be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which we obtain or may not be insured due to economic considerations.

OUR ACTIVITIES ARE SUBJECT TO ENVIRONMENTAL LAWS AND REGULATIONS WHICH MAY MATERIALLY AFFECT OUR FUTURE OPERATIONS.

     We, like other exploration companies doing business in the United States and Canada, are subject to a variety of federal, provincial, state and local statutes, rules and regulations designed:

     - to protect the environment, including the quality of the air and water in the vicinity of exploration, development and mining operations;

     - to remediate the environmental impacts of those exploration, development and mining operations;

     -    to protect and preserve wetlands and endangered species; and

     - to mitigate negative impacts on certain archeological and cultural sites.

     We are required to obtain various governmental permits to conduct exploration at our properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous U.S. or Canadian federal, provincial, state and local agencies. The duration and success of each permitting effort are contingent upon many variables not within our control. In the context of permitting, including the approval of reclamation plans, we must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. Currently, three or four months are generally required to obtain the necessary permits required to conduct small-scale drilling operations. New surface management regulations recently finalized by the Bureau of Land Management will increase this period on Bureau of Land Management lands. The failure to obtain certain permits, the adoption of more stringent permitting requirements or the imposition of extensive conditions upon the implementation of certain permits could have a material adverse effect on our business, operations and prospects.

     Federal legislation and implementing regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Army Corps of Engineers, Mine Safety and Health Administration, and other federal agencies, and legislation such as the federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act and Comprehensive Environmental Response, Compensation and Liability Act, have a direct bearing on U.S. exploration, development and mining operations. For example, on November 20, 2000 the Bureau of Land Management finalized new surface management regulations applicable to activities and operations on unpatented mining claims. Those new regulations make small-scale (disturbing less than 5 acres of surface) exploration activities more expensive, by requiring bonding in the amount of 100% of the anticipated reclamation costs. Larger-scale exploration activities (disturbing 5 acres of surface or more) would require the preparation and approval of a formal plan of operations. The enactment of these new regulations will make the process for preparing and obtaining approval of a plan of operations much more time consuming, expensive, and uncertain. New plans of operation will be required to
(i) include detailed baseline environmental information, (ii) address how detailed reclamation performance standards will be met, (iii) go through the environmental assessment or impact process required under the National Environmental Policy Act (which could cost $80,000 or more per large-scale exploration program), and (iv) go through a 30-day public comment period prior to approval. In addition, all activities for which plans of operation are required will be subject to a new standard of review by the Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated. This standard has never before been applied to activities involving unpatented mining claims on public lands. Due to the uncertainties inherent in the permitting process, and particularly as a result of the enactment of the new regulations, we cannot be certain that we will be able to timely obtain required approvals for proposed activities at any of our properties in a timely manner, or that our proposed activities will be allowed at all.

     These federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations. Although some mines continue to be approved for development in the United States, the process is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring, developing or mining our properties. We expect that laws and regulations designed to minimize the impact of exploration, development and mining activities on the environment and human health and safety will likely have a similar effect on any activities we undertake in Canada.

     Compliance with statutory environmental quality requirements described above may require significant capital outlays, significantly affect our earning power, or cause material changes in our intended activities. No assurance can be given that environmental standards imposed by either federal, state or local governments will not be changed or become more stringent, which could materially and adversely affect our proposed activities.

TITLE TO OUR MINERAL PROPERTIES MAY BE DEFECTIVE AND MAY BE CHALLENGED.

     Our interests in our properties located in the United States are in the form of unpatented mining claims. Unpatented mining claims are unique property interests, in that they are subject to the paramount title of the United States of America and rights of third parties to certain uses of the surface and to non-locatable minerals within their boundaries, and are generally considered to be subject to greater title risk than other real property interests. The validity of all unpatented mining claims is dependent upon inherent uncertainties and conditions. These uncertainties relate to matters such as:

     - The existence and sufficiency of a discovery of valuable minerals, required under the U.S. 1872 Mining Law to establish and maintain a valid unpatented mining claim;

     - Proper posting and marking of boundaries in accordance with the 1872 Mining Law and applicable state statutes;

     - Whether the minerals discovered were properly locatable as a lode claim or a placer claim;

     - Whether sufficient annual assessment work has been timely and properly performed; and

     - Possible conflicts with other claims not determinable from descriptions of record.

     The validity of an unpatented mining claim also depends on the claim having been located on unappropriated federal land open to appropriation by mineral location, compliance with the 1872 Mining Law and applicable state statutes in terms of the contents of claim location notices or certificates and the timely filing and recording of the same, and timely payment of annual claim maintenance fees (and the timely filing and recording of proof of such payment). In the absence of a discovery of valuable minerals, the ground covered by an unpatented mining claim is open to location by others unless the owner is in actual possession of and diligently working the claim. There can be no assurance that the unpatented mining claims we own or control are valid or that the title to those claims is free from defects. There also can be no assurance that the validity of our claims will not be contested by the federal government or challenged by third parties.

LEGISLATIVE AND ADMINISTRATIVE CHANGES TO THE MINING LAWS COULD MATERIALLY ADVERSELY AFFECT OUR FUTURE EXPLORATION, DEVELOPMENT OR MINING ACTIVITIES.

     New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our ability to conduct exploration, development and mining activities. For example, during the 1999 legislative session, legislation was considered in the U. S. Congress which proposed a number of modifications to the Mining Law of 1872, which governs the location and maintenance of unpatented mining claims and related activities on federal land. Among these modifications were proposals which would have imposed a royalty on production from unpatented mining claims, increased the cost of holding and maintaining such claims, and imposed more specific reclamation requirements and standards for operations on such claims. None of these proposed modifications was enacted into law. The same or similar proposals may be considered by Congress this year or in the future. In addition, as discussed above, on November 20, 2000 the Bureau of Land Management finalized revised federal regulations which govern surface activities (including reclamation and financial assurance requirements) on unpatented mining claims (other than those located in a National Forest, which are governed by separate, but similarly stringent, Forest Service regulations). Those regulations are more stringent than current regulations, and may result in a more detailed analysis of and more challenges to the validity of existing mining claims, will impose more complex permitting requirements earlier in the exploration process, and will be more costly and time-consuming to comply with than existing regulations.

USE OF THE SURFACE OF OUR UNPATENTED MINING CLAIMS IS SUBJECT TO REGULATION WHICH COULD MATERIALLY ADVERSELY AFFECT OUR ACTIVITIES.

     Any activities we conduct on the surface of our unpatented mining claims are subject to compliance with and may be constrained or limited by Bureau of Land Management or Forest Service surface management regulations (in addition to the environmental and other statutes and regulations discussed above). In addition, there are limits to the uses of the surface of unpatented mining claims, particularly for the types of facilities which would be ancillary to our mining operations, and both the Bureau of Land Management and the Forest Service have some degree of discretion in allowing the use of federal lands that might adjoin any of our unpatented mining claims for surface activities which we would need for exploration, development and mining operations. Recently, for example, the Forest Service adopted a "Roadless Initiative" which prohibits the construction of new roads or the re-construction of existing roads in 43 million acres of inventoried roadless areas within the National Forest System. All of our Wyoming properties (Lake Owen, Spruce Mountain, Albany and Centennial West) are located in the National Forest and may be impacted by this new policy. As a result, there can be no guarantee that we will be able to obtain the access necessary to conduct required exploration, development or ultimately mining activities on those properties. In addition, to the extent we progress towards the development of a mine at any of our properties, there can be no assurance that sufficient surface land will be available for the ancillary facilities necessary to develop the mine.

WE CANNOT INSURE AGAINST ALL OF THE RISKS ASSOCIATED WITH MINING.

     We currently are not insured against most commercial losses or liabilities which may arise from our exploration and other activities. Even if we obtain additional insurance in the future, we may not be insured against all losses and liabilities which may arise from our activities, either because such insurance is unavailable or because we have elected not to purchase such insurance due to high premium costs or for other reasons.

WE MAY NOT BE ABLE TO RAISE THE FUNDS NECESSARY TO EXPLORE AND DEVELOP OUR MINERAL PROPERTIES.

     We need to seek additional financing from the public or private debt or equity markets to continue our business activities. We have borrowed from our principal shareholder to fund certain of our activities. There can be no assurance that our principal shareholder will continue to advance funds to us or that our efforts to obtain financing will be successful. We will need to seek additional financing to complete our exploration and development of any target properties, should the exploration program prove a property to be worth developing. Sources of such external financing include future debt and equity offerings, and possible joint ventures with another exploration or mining company. There can be no assurance that additional financing will be available on terms acceptable to us. The failure to obtain such additional financing could have a material adverse effect on our results of operations and financial condition. There can be no assurance that we will be able to secure the financing necessary to retain our properties or to sustain exploration activities in the future.


     In addition, we will issue in a private placement to Mr. Kaplan, our principal shareholder, one share of Series A preferred stock following our reincorporation in Delaware, expected to be completed soon. The terms of the Series A preferred stock provide that each issuance by us of common stock, preferred stock, options, warrants or other equity securities, which may be necessary or desirable to raise additional financing on acceptable terms, would require the written consent of Mr. Kaplan or the then current holder of the Series A preferred stock. Under certain circumstances, Electrum LLC, which beneficially owns approximately 23 percent of our outstanding common stock, and Asher Edelman, who beneficially owns approximately 16 percent of our outstanding common stock, would be permitted to acquire the Series A preferred stock to be held initially by Mr. Kaplan. There can be no assurance that we will be able to obtain the required consent of the holder of the Series A preferred stock.


COMPETITION - WE COMPETE AGAINST LARGER, BETTER FINANCED AND MORE EXPERIENCED COMPANIES.

     The exploration industry is very competitive. Exploration companies compete to obtain and to evaluate exploration prospects for their drilling, exploration, development, and, ultimately, mining potential. We encounter competition from both larger, better financed companies, such as Stillwater Mining Company, and other similarly-situated junior mining companies in connection with the acquisition of properties with the potential of profitably producing platinum group metals. There can be no assurance that such competition, although customary in the industry, will not result in delays, increased costs, or other types of negative consequences affecting us, or that our planned exploration program will yield commercially mineable ore reserves.

WE DEPEND ON THE SERVICES OF KEY PERSONNEL.

     The success of our exploration program will depend, in part, on our ability to retain our existing employees, and on our ability to hire such additional employees, temporary employees and consultants as are necessary to complete each phase of our planned exploration program. No assurance can be given that we will be successful in our efforts in either of these areas.

VOLATILITY OF METALS PRICES - OUR PROFITABILITY AND VIABILITY WILL BE AFFECTED BY CHANGES IN THE PRICES OF METALS.

     To the extent we are able to identify ore reserves, our ability to develop those reserves and conduct profitable mining operations will be greatly influenced by the prices of the platinum group metals. These prices fluctuate widely and are affected by numerous factors beyond our control, including:

     -    expectations for inflation;

     -    the strength of the United States dollar;

     -    global and regional supply and demand; and

     - political and economic conditions and production costs in major platinum group metals producing regions of the world, particularly Russia and South Africa.

     The aggregate effect of these factors on metals prices is impossible for us to predict. In addition, the prices of platinum group metals sometimes are subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of platinum group metals affect platinum group metal prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of platinum group metals primarily consists of new production from mining. If the prices of platinum group metals are, for a substantial period, below our foreseeable cost of production, we could determine that it is not economically feasible to continue the development of our projects.

WE HAVE NEVER PAID DIVIDENDS ON OUR COMMON STOCK.

     We have never paid any dividends on our Common Stock, and it is not anticipated that dividends will be declared in the foreseeable future.

POTENTIAL FUTURE SALES PURSUANT TO RULE 144 COULD DEPRESS OUR STOCK PRICE AND ADVERSELY AFFECT OUR ABILITY TO RAISE ADDITIONAL EQUITY FINANCING.


     Of our outstanding shares of common stock as of March 15, 2001, substantially all are currently "restricted securities," as that term is defined in Rule 144 under the Securities Act. In general, under Rule 144 a person who has satisfied a one-year holding period may sell limited numbers of shares. Rule 144 also permits the sale of shares without any quantity limitation, by persons who are not our affiliates and who have beneficially owned the shares for a minimum period of two years. As of March 31, approximately 5.2 million shares, or 28%, of our outstanding common stock, has been held for one year and may be sold in limited quantities, and approximately 2.8 million shares, or 15%, of our outstanding common stock has been held for two years or more by persons who are not our affiliates and thus may be sold without quantity limitations. The possible sale of these restricted shares may have a depressive effect on the price of our securities and such sales, if substantial, might also adversely affect our ability to raise additional equity capital.

     Over the next twelve months, approximately 13.5 million shares may be sold in limited quantities, and approximately 5 million shares may be sold without quantity limitations.


FUTURE ISSUANCES OF ADDITIONAL COMMON STOCK COULD DILUTE THE OWNERSHIP INTERESTS OF INVESTORS.


     We intend to reincorporate in Delaware in the near future, having received the approval of our Board of Directors and our stockholders. In connection with the reincorporation, we will amend our charter to increase substantially the number of authorized shares of common stock and to authorize the issuance of preferred stock by action of the Board of Directors without stockholder approval. Our Board of Directors will have the power to issue such shares, subject, in some instances, to shareholder approval. Any additional issuance by us from our authorized but unissued shares would have the effect of diluting the interest of investors.


THE PUBLIC MARKET FOR OUR COMMON STOCK IS THINLY TRADED AND LACKS LIQUIDITY, WHICH MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES.

     At present, our common stock is traded under the symbol "TRDM" on the "pink sheets" maintained by Pink Sheets LLC. This market is thinly traded and lacks the liquidity of other public markets with which some investors may have more experience. There is no assurance that a more liquid trading market will develop or, if developed, would be sustained. A purchaser of shares may, therefore, be unable to resell any securities should he or she desire to do so. Furthermore, it is unlikely that a lending institution would accept our securities as pledged collateral for loans unless a regular trading market develops.

THE UNITED STATES PENNY STOCK RULES MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES.

     Because shares of our common stock will not be quoted on a national securities exchange in the United States, the shares will be subject to rules adopted by the U.S. Securities and Exchange Commission regulating broker-dealer practices in connection with transactions in "penny stocks." These rules require that prior to effecting any transaction in a penny stock, a broker or dealer must give the customer a risk disclosure document that describes various risks associated with an investment in penny stocks, as well as various costs and fees associated with such an investment. It is possible that some brokers may be unwilling to engage in transactions of shares of our common stock because of these added disclosure requirements, which would make it more difficult for stockholders to sell his shares.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This registration statement contains forward-looking statements that involve substantial risks and uncertainties. Investors and prospective investors in our common stock can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue" and other similar words. Statements that contain these words should be read carefully because they discuss our future expectations, make projections of our future results of operations or of our financial condition or state other "forward- looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the sections captioned "Risk Factors" and "Management's Discussion and Analysis or Plan of Operation," as well as any cautionary language in this registration statement, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors and prospective investors in our common stock should be aware that the occurrence of the events described in the "Risk Factors" and "Management's Discussion and Analysis or Plan of Operation" sections and elsewhere in this registration statement could have a material adverse effect on our business, operating results and financial condition.

                             PROPERTY LOCATION MAPS

MAP - LAKE OWEN AND ALBANY              MAP - CENTENNIAL WEST




MAP - SPRUCE MOUNTAIN                   MAP - DOUGLAS CREEK

MAP - KEYSTONE                          MAP - MCCORMICK CREEK




MAP - VANGUARD / INTREPID               MAP - STILLWATER COMPLEX

MAP - PETER LAKE COMPLEX                MAP - WILLOW SPRINGS



MAP - HARDROCK JOHNSON                  MAP - POLE CORRAL

MAP - SHAMROCK                          MAP - CISCO BUTTE

                                GLOSSARY OF TERMS

AMPHIBOLITE: granular metamorphic rocks.

ANOMALY: a deviation from uniformity or regularity in geophysical or geochemical quantities.

ARCHEAN: geologic age older than 2,500,000 years.

BLEBS: a vesicle, blister or bubble.

BRECCIA: rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CHALCOPYRITE: the main copper ore, which is widely occurring and found mainly in veins.

CIRCULATION DRILL: a rotary drill or rotary percussion drill in which the drilling fluid and cuttings return to the surface through the drill pipe, minimizing contamination.

CRETACEOUS AGE: the geologic age period dating from approximately 68 million years to 142 million years.

CROSS CUTS: a horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other ore body.

DIAMOND DRILL: a type of rotary drill in which the cutting is done by abrasion rather than by percussion. The hollow bit of the drill cuts a core of rock which is recovered in long cylindrical sections.

DISSEMINATED: fine particles of mineral dispensed through the enclosing rock.

DEVELOPMENT: work carried out for the purpose of opening up a mineral deposit and making the actual extraction possible.

DIKES: a tabular igneous intrusion that cuts across the structures of surrounding rock.

DIP: the angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

DRIFTS: a horizontal passage underground that follows along the length of a vein or mineralized rock formation.

EXPLORATION: work involved in searching for ore by geological mapping, geochemistry, geophysics, drilling and other methods.

GABBRO: Dark colored basic intrusive rocks. Intrusive equivalent of volcanic basalt.

GEOCHEMISTRY: study of variation of chemical elements in rocks or soils.

GEOPHYSICS: study of the earth by quantitative physical methods.

GNEISS: a layered or banded crystalline metamorphic rock the grains of which are aligned or elongated into a roughly parallel arrangement.

HYDROTHERMAL: pertaining to hot water, especially with respect to its action in dissolving, re-depositing, and otherwise producing mineral changes within the earth's crust.

INTRUSION/INTRUSIVE: a volume of igneous rock that was injected, while still molten, into the earth's crust or other rocks.

LITHOLOGY: The character of a rock described in terms of its structure, color, mineral composition, grain size and arrangement of its component parts.

MAFIC: Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; used to describe some igneous rocks and their constituent minerals.

METAMORPHISM: The mineralogical and structural changes in solid rock that have been caused by heat and pressure at depth over time.

MINERALIZATION: the concentration of metals and their compounds in rocks, and the processes involved therein.

NORITE: a course grained igneous rock formed at great depth.

ORE: material that can be economically mined and processed.

ORE BODY: a continuous, well-defined mass of material of sufficient ore content to make extraction economically feasible.

OUTCROP: the part of a rock formation that appears at the earth's surface, often protruding above the surrounding ground.

PYRITE: the most widespread sulfide mineral.

PYROXENITE: any group of minerals.

QUARTZITE: a sedimentary rock consisting mostly of silica sand grains that have been welded together by heat and compaction.

RECLAMATION: the restoration of a site after exploration activity or mining is completed.

SCHIST: a foliated metamorphic rock the grains of which have a roughly parallel arrangement.

SEDIMENTARY ROCKS/SEDIMENTS: rocks resulting from the consolidation of loose sediments of older rock transported from its source and deposited.

SHEAR OR SHEARING: The deformation of rocks by lateral movement along numerous parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

SILLS: a near horizontal flat-bedded strata of intrusive rock.

SULFIDE: a metallic mineral containing unoxidized sulphur.

STRIKE: the course or bearing of a vein or a layer of rock.

ULTRAMAFIC: said of an igneous rock composed chiefly of mafic materials.

UNPATENTED MINING CLAIM: a parcel of property located on federal lands pursuant to the U.S. General Mining Law of 1872 and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode mining claim is granted certain rights including the right to explore and mine such claim.

VEIN: an epigenetic mineral filling the fault or other fracture, in tabular or sheetlike form, often with associated replacement of the host rock, or a mineral deposit of this form or origin.

                  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OR PLAN OF OPERATION


     Our loss for the quarter ended December 31, 2000 was $748,000 which increased our accumulated deficit as of December 31, 2000 to $4,115,000. We have inadequate cash to fund our planned acquisition and exploration activities and other operations during the next 12 months. These factors raise substantial doubts about our ability to continue as a going concern without raising significant additional capital.

     Since February 2000, the exercise by Electrum LLC of its options to acquire our common stock and other private financing have generated approximately $1,289,000 in funds to finance our planned activities. As of March 15, 2001, we have borrowed approximately $385,000 from Electrum LLC, our largest stockholder, to fund our activities pursuant to certain financial arrangements. Electrum has agreed to convert at least $100,000 of the debt to "units," comprised of one share of our common stock and a warrant to acquire one share of common stock at an exercisable price of $1.50, exercisable through September 30, 2006. We need to seek additional financing from the public or private debt or equity markets to continue our business activities. In connection with our proposed reincorporation in Delaware, we will be increasing our authorized common stock from 30,000,000 to 100,000,000 shares, authorizing 20,000,000 shares of preferred stock and entering an arrangement with our largest shareholders which would give them the right to approve the issuance of equity securities. There can be no assurance that Electrum will continue to advance funds to us or that our efforts to obtain additional financing will be successful. If we are unable to raise additional capital, we may have to suspend or cease operations.

     If we are able to raise additional capital on acceptable terms, our primary business objective in 2001 will be to focus on the evaluation and possible acquisition of additional properties which have platinum group minerals potential. We will focus on satisfying the work commitments that are required on the Lake Owen property under the Lake Owen option agreement. We plan to spend from $100,000 to $400,000 during 2001 on claim-staking activities, scientific analyses of existing geologic data, and general exploration activities on the Lake Owen property. In addition, we anticipate spending from $200,000 to $300,000 on a selected basis on our other existing properties for reconnaissance and detailed exploration work, which may include geological mapping, geochemical sampling, and/or geophysical surveys. We expect to spend from $175,000 to $275,000 on new projects and acquisitions during this period if additional funds are available on acceptable terms for these activities. During the quarter ended December 31, 2000, our exploration expenditures totaled $104,000.



     As of December 31, 2000, we had a net operating loss for federal income tax purposes of approximately $2,500,000. A significant portion of this net operating loss may expire without it being utilized, as we may be unable to begin profitable operations, which would involve moving from being an exploration stage company to a development stage company and finally an operating entity, before its expiration. The net operating loss may be further limited under Internal Revenue Service rules concerning limitations from ownership changes. Our management believes there is no current basis for the recognition of the value of the deferred tax assets derived from the net operating loss. At such time that our management believes that profitable operations are imminent, the value of any net operating loss then available will be used to determine the net deferred tax asset, if any, to be recognized.


                        ITEM 3. DESCRIPTION OF PROPERTIES

     Our interests in our exploration properties are described in Item 1.

     Our executive offices are located at 401 Front Avenue, Suite 1, Second Floor, Coeur d'Alene, Idaho 83814, and our telephone number is (208) 664-8095. We lease our office space under a three- year lease for monthly rent payments of $2,656.

     We also maintain office facilities in Reno, Nevada. We lease this office space under a two-year lease that requires monthly payments of $1,725 until July 2001 and $1,775 until July 2002.


                ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT


     The following table sets forth as of March 15, 2001 the common stock ownership of the directors, executives officers and each person known by us to be the beneficial owner of five percent or more of our common stock. The percentage of ownership is based on 18,565,803 shares of our common stock outstanding as of March 15, 2001.



                                             NUMBER OF SHARES OF
                                               COMMON STOCK           PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)      BENEFICIALLY OWNED         SHARES
---------------------------------------      -------------------      ----------
DIRECTORS AND EXECUTIVE OFFICERS:

J. Michael Sharratt(2)                               32,500                *

Jeffrey M. Christian(3)                             210,000               1.13%

Kurt J. Hoffman(4)                                  613,796               3.31%

Arthur E. Johnson(2)                                176,767                *

Blaze G. Julum(5)                                   503,002               2.71%

Ishiung J. Wu(2)                                     30,000                *

Thomas K. Mancuso(6)                                330,664               1.78%

Brian L. Miller(7)                                  117,800                *

All officers and directors as                     2,014,529              10.85%
a group (8 persons)

                                             NUMBER OF SHARES OF
                                               COMMON STOCK           PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)      BENEFICIALLY OWNED         SHARES
---------------------------------------      -------------------      ----------
5 PERCENT STOCKHOLDERS:

Thomas S. Kaplan(8)                              13,392,349              50.25%
c/o William Natbony, Esq.
Rosenman & Colin LLP
575 Madison Avenue
New York, NY 10022-2585

Asher B. Edelman(9)                              4,995,500              24.35%
c/o Edelman Companies
717 Fifth Avenue
New York, NY  10022

General Minerals                                  1,662,895               8.86%
Corporation(10)
789 Sherman Street, Suite
600A
Denver, Colorado 80203


-------------------


(1) The address of each such person, unless otherwise noted, is c/o Trend Mining Company, 401 Front Avenue, Suite 1, Second Floor, Coeur d' Alene, Idaho 83814.

(2) These shares include 15,000 shares issuable pursuant to an option exercisable within 60 days.

(3) Mr. Christian directly owns warrants exercisable within 60 days to acquire 15,000 shares and has voting and dispositive control with respect to 180,000 shares owned by CPM Group of which he is the sole stockholder.

(4) These shares include 309,300 shares issuable pursuant to an option exercisable within 60 days.

(5) These shares include 196,900 shares issuable pursuant to an option exercisable within 60 days.

(6) These shares include 145,300 shares issuable pursuant to an option exercisable within 60 days.

(7) These shares include 107,800 shares issuable pursuant to an option exercisable within 60 days.

(8) Mr. Kaplan has voting and dispositive control with respect to 1,000,000 shares owned by Tigris Financial Group Ltd. of which he is the sole stockholder. He also, pursuant to a voting trust agreement expiring March 31, 2002, has voting and dispositive control with respect to 4,307,588 shares, warrants exercisable within 60 days to acquire 7,314,761 shares, and the right to acquire within 60 days 385,000 shares and warrants exercisable within 60 days to acquire 385,000 shares, all owned by Electrum LLC. Of the shares of common stock owned by Electrum LLC, 1,000,000 shares are subject to an option held by Mr. Edelman.

(9) Mr. Edelman directly owns 900,000 shares and has voting and dispositive control with respect to an additional 2,145,500 shares and warrants exercisable within 60 days to acquire 950,000 shares, and the right within 60 days to acquire from Electrum LLC 1,000,000 outstanding shares.

(10) These shares include 200,000 shares issuable pursuant to a warrant exercisable within 60 days.

*    Amount shown as less than 1 percent.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning our directors and executive officers.


       NAME              AGE               POSITION
       ----              ---               --------
J. Michael Sharratt       71       Chairman and Director

Jeffrey M. Christian      45       Director

Kurt J. Hoffman           33       Chief Executive Officer, President and Director

Arthur E. Johnson         53       Director

Blaze G. Julum            38       Vice President and Director

Ishiung J. Wu             55       Director

Thomas Mancuso            41       Vice President, Chief Operating Officer

Brian L. Miller           47       Vice President, Chief Financial Officer,
                                   Secretary and Treasurer




     Our Board of Directors has established a Compensation Committee consisting of J. Michael Sharratt and Arthur E. Johnson. The Board has also established an Audit Committee consisting of Jeffrey M. Christian and Ishiung J. Wu.


     Set forth below is certain additional information with respect to the directors and executive officers.


     J. MICHAEL SHARRATT became a member of the Board and began serving as the Company's Chairman in August 2000. Since 1997, Mr. Sharratt has been engaged principally in mineral exploration and evaluation consulting services. Prior to joining the Company, Mr. Sharratt served Stillwater Mining Company as Vice Chairman, from 1994 to 1997, and President, from 1992 to 1994. Mr. Sharratt previously served as Vice President and Senior Director of Mining and Minerals for Manville Corp and as a Director of the International Precious Metals Institute, the Canadian Institute of Mining and Metallurgy and the Society of Mining Engineers. Mr. Sharratt earned a B.A. in geology at McGill University.

     JEFFREY M. CHRISTIAN was elected to the Board of Directors in August 2000. Since 1986, Mr. Christian has owned and has been Managing Director of CPM Group, an independent precious metals research and consulting firm which he founded in 1986. From 1980 until 1986, he was the head of the precious metals and commodities market statistics research groups of Goldman, Sachs & Co. and J. Aron & Company. Mr. Christian is President and a Director of the International Precious Metals Institute. Mr. Christian received a B.A. in journalism at the University of Missouri and completed post-graduate work in economics at the University of Missouri, New York University and the University of Iowa.



     KURT J. HOFFMAN has served as our Chief Executive Officer, President and a Director since June 1998. From March 1995 to June 1998, Mr. Hoffman was the owner and President of Kurt J. Hoffman Mining & Land Services, a private mining consulting firm that provided property sales, acquisitions and land management services for a number of U.S. based mining and timber companies. Mr. Hoffman has been a director of New Jersey Mining Company since 1996 and Atlas Mining Company since 1998. Mr.

Hoffman received a B.A. in economics and political science from the College of Idaho in Caldwell, Idaho.


     ARTHUR E. JOHNSON has served as a Director since June 1998. Since May 1995, Mr. Johnson has been engaged in family-owned timber and ranching businesses.


     BLAZE G. JULUM has served as a Director since June 1998, as Vice President since July 1999 and as Vice President of Corporate Development and Acquisitions since December 2000. He served as our Director of Corporate Development from November 1998 to June 1999. Since 1995, Mr. Julum has owned and been President of Cascade Equipment, an inter national mining equipment brokerage which has from time to time been involved in equipment procurement and sales for mining companies in North America, South America, and Australia. Prior to his involvement in mining, Mr. Julum held various positions in the management of the Heath Tecna Aerospace Company, British Petroleum - Advanced Composite Division, and as an industrial engineer for the Boeing Airplane Company. Mr. Julum earned a B.A. in industrial organization from Western Washington University in Bellingham, Washington.

     ISHIUNG J. WU became a Director in August 2000. He is the co-founder and since 1994 has been a Director and the Vice President of Acquisitions of General Minerals Corporation. Dr. Wu has over 30 years experience in mineral exploration management. Previously, he was manager of exploration for Chevron Resources Company in North and South America. Prior to his service at Chevron, Dr. Wu gained extensive field experience and made several mineral discoveries, through various positions with Exxon Minerals, Kennecott Exploration, Cerro de Pasco and Compania de Minas Buenaventura. Dr. Wu holds an M.A. and Ph.D. in economic geology from Harvard University and is a fellow of the Society of Economic Geologists.

     THOMAS K. MANCUSO became Vice President and Chief Operating Officer in December 2000. Mr. Mancuso has provided consulting services to Trend since January 1999 and has owned and managed a mineral resource development consulting business, Mancuso Resource Development Services, since 1998. Mr. Mancuso has been involved in the successful start up of four mines in the United States. From 1997 to 1998, Mr. Mancuso served as the Vice President of Corporate Development for BioHeap Technologies, Inc., a Texas company which provides biotechnology resources to mining companies. In 1997, he worked as the Manager of Geology and Business Development for Oxidor Gold Corporation, a Texas corporation involved in the development of biotechnology processes related to mining. Mr. Mancuso is also a former chief geologist for Kennecott Exploration Company and Kennecott's Rawhide Mine, both in Nevada. Mr. Mancuso holds a B.S. in geology from Bowling Green State University and an M.S. in mining geology from the University of Idaho.

     BRIAN L. MILLER became Chief Financial Officer, Treasurer and Secretary in December 2000. Prior to joining Trend, Mr. Miller provided consulting services to Trend from November to December 2000. Also during 2000, Mr. Miller provided consulting services to Steffen, Robertson and Kirsten, an international firm which provides environmental, mining, economic, water and geotechnical services to the mining and natural resources industries. From 1996 to 2000, Mr. Miller worked for Cyprus Amax Minerals Company, a multinational diversified mining company, serving as Director for Business Development from 1997 to 2000 and as Director of Business Development for Cyprus Amax Coal Company from 1996 to 1997. Prior to joining Cyprus, Mr. Miller spent 11 years in various positions at The Pittston Company, including Director of Reporting, Director of Operations Review and Assistant Director- Analysis and Planning. Mr. Miller holds an A.B. in urban studies/ political science from Columbia College, a M.P.P. in public policy from the University of California, Berkeley and an M.B.A. in finance and accounting from the Columbia University Graduate School of Business.

KEY EMPLOYEES

     THOMAS E. CALLICRATE has served as Vice President of Exploration since August 1999. Mr. Callicrate is a professional geologist who is a certified, licensed, registered geologist with the American Institute of Professional Geologist (AIPG) in the states of Wyoming and Wisconsin. Since January 1999, Mr. Callicrate has been the President and a Director of Nevada Natural Stone Supply, Inc., an industrial rock company. Since September 1998, he has been the Vice President and a Director of Terradyne Resources, Inc., an inactive minerals exploration company. Since 1988, Mr. Callicrate has been President and a Director of Mountain Gold Exploration, Inc., a minerals exploration consulting company. Further, since 1988 Mr. Callicrate has conducted exploration as a consulting geologist for various exploration companies. Mr. Callicrate earned a B.S. in Geology from Southern Oregon University.

     DAVID G. MOONEY has served as Chief Geologist since March 2000. Mr. Mooney is an economic geologist with extensive experience of platinum group element deposits. During 1999, Mr. Mooney was an associate geologist with Micon International Ltd., an international geological and mining consulting company, and provided consulting services to Stillwater Mining Company, a platinum mining company. From July 1993 to November 1998, Mr. Mooney was Chief Geologist with Lonmin Plc. responsible for its platinum group mining and exploration activities in Bushveld, South Africa. Mr. Mooney is a member of the Geological Association of Canada, as well as the Geological Society of South Africa. Mr. Mooney earned a B.A. and M.A. in natural science (geology), from the Trinity College, Dublin, Ireland, and an M.S. in exploration geology from Rhodes University, South Africa.

                         ITEM 6. EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by Trend Mining for the last two completed fiscal years for the President and Chief Executive Officer. No other officer received more than $100,000 in compensation from Trend Mining.

                           SUMMARY COMPENSATION TABLE


                                            ANNUAL COMPENSATION
                                            -------------------
NAME AND PRINCIPAL POSITION                  YEAR      SALARY
---------------------------                  ----      ------
Kurt J. Hoffman                              2000      $78,804
President and Chief Executive Officer

Kurt J. Hoffman                              1999      $71,634
President and Chief Executive Officer



     In 2000, Mr. Hoffman received $70,458 of his salary in cash and $8,346 in shares of our common stock, comprised of 26,924 shares at $0.31 per share. In 1999, Mr. Hoffman received $13,287 of his salary in cash and $58,347 in shares of our common stock, comprised of 257,572 shares at values ranging from $0.12 to $0.44 per share.


     We are currently negotiating employment agreements with Mr. Hoffman and Mr. Julum.

COMPENSATION OF DIRECTORS



     For fiscal year 1999, we granted to each of our directors 1,500 shares of common stock, valued at $0.25 per share, as compensation. On April 11, 2000, we granted to each departing director options to purchase 1,000 shares of common stock for each completed year of service. These options are exercisable from April 15, 2000 to April 15, 2003. The following table sets forth information regarding these option grants:



                       YEARS OF      OPTIONS        EXERCISE
       NAME            SERVICE       GRANTED         PRICE
-----------------     ---------     ---------      ---------
Lovon Fausett           17           17,000          $0.50
Don Springer            17           17,000          $0.50
Geraldine Schimpf       17           17,000          $0.50
Robert Gee               8            8,000          $0.50
Bill Jacobson            5            5,000          $0.50
Grant Brackebusch        3            3,000          $0.50


     For fiscal year 2000, we granted to each of our then current directors 15,000 shares our common stock, 150,000 shares in the aggregate, at $0.70 per share as compensation. In August 2000, we awarded J. Michael Sharratt upon his appointment to the Board 1,500 shares, valued at $1,050 or $0.70 per share, as compensation for board service in 2000.


             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

GENERAL MINERALS CORPORATION


     Effective July 27, 1999, we entered into the Lake Owen option agreement with General Minerals Corporation, which owns beneficially approximately 9 percent of our common stock. The primary terms and conditions of that option agreement are described in Item 1 of Part I under the heading "Exploration Properties - Lake Owen, Wyoming." The Lake Owen option agreement was amended in June 2000. Pursuant to that amendment, General Minerals agreed to give up certain anti-dilution protections and the right to participate in future stock offerings. In return, we issued to General Minerals in June 2000 an additional 200,000 shares of our common stock valued at $120,000, and warrants to purchase an additional 200,000 shares of our common stock at any time during a two-year period ending in June 2002 at $0.70 per share. In addition, in connection with the amendment of the Lake Owen option agreement, General Minerals exercised its rights under the original option agreement to purchase 416,961 shares of our common stock for an aggregate purchase price of $23,351.


TIGRIS FINANCIAL GROUP LTD. AND ELECTRUM LLC


     On December 29, 1999, we entered into a stock purchase agreement with Tigris Financial Group Ltd., under which Tigris purchased 1,000,000 shares of our common stock for $100,000, and was granted rights to acquire additional common stock and warrants. Tigris is solely owned by Thomas S. Kaplan, who beneficially owns approximately 50 percent of our common stock. Tigris has assigned certain of its rights under the stock purchase agreement to Electrum LLC. Mr. Kaplan has, pursuant to a voting trust agreement expiring March 31, 2001, voting and dispositive control of all of our securities owned by Electrum LLC. Because our securities are a significant asset of Electrum, controlled by Mr. Kaplan, Electrum is an affiliate of Tigris.

     The stock purchase agreement was amended in June 2000. Pursuant to that amendment, Electrum agreed to give up certain anti-dilution protections in exchange for the right to acquire additional shares of our common stock and certain preemptive rights. The preemptive rights were terminated in July 2000.


     Pursuant to the stock purchase agreement, Electrum acquired 3,500,000 shares of our common stock for an aggregate purchase price of $490,000 in March 2000, 1,597,588 shares for an aggregate purchase price of $100,000 in June 2000, and an additional 4,740,174 shares for an aggregate purchase price of $545,020 in August and September 2000. Also pursuant to the stock purchase agreement and in exchange for a cash payment of $10,000, we issued in June 2000 a warrant to Electrum to purchase an additional 7,979,761 shares of our common stock for an aggregate purchase price of $3,191,900, exercisable in whole or in part through September 30, 2003. Electrum assigned 3,530,174 shares of our common stock in connection with its acquisition of those shares and 500,000 warrants. Subsequently, Electrum has assigned an additional 2,000,000 shares and 500,000 warrants. Tigris and Electrum own approximately 29% of our outstanding common stock and, upon exercise of their warrants and assuming we have issued no other shares, would own approximately 50% of our then outstanding common stock.

     In addition, under the stock purchase agreement, Tigris and Electrum have the right to proportional representation on our board of directors, and we agreed to retain the CPM Group as financial advisors. Tigris and Electrum have not exercised their rights to representation on our board of directors. We also agreed that at the request of Tigris, we would use reasonable efforts to divest ourselves of our silver exploration properties. Tigris and Electrum have demand registration rights. In November 2000, Electrum requested that we register all of the common stock, warrants and common stock underlying the warrants currently held by Tigris and Electrum and assigned by Electrum to others.

     In November 2000, we entered into an agreement with Electrum under which we have borrowed $135,000 to fund certain expenses. The loan bears interest at the annual rate of 5% and is due upon the earlier to occur of the closing of a public or private debt or equity financing or December 1, 2005. In December 2000, we entered into an agreement with Electrum under which we borrowed $200,000 of the $250,000 available to fund our operating costs, with our specific uses of funds approved in advance by Electrum. No additional funds are available under this agreement. The loan obtained under this agreement bears interest at an annual rate of 8% payable semi-annually in arrears, and is due upon the earlier to occur of the closing of a public or private debt or equity financing or June 30, 2001.

     In connection with these loan agreements, in February 2001, we granted to Electrum warrants to purchase 285,000 shares of our common stock at $1.50 per share, exercisable through September 30, 2003. Electrum may also elect to be repaid the total amounts outstanding under both loans in "units" of Trend securities, at the rate of one unit per each dollar owed. Each unit would consist of one share of our common stock and a warrant to purchase one share of our common stock at $1.50 per share, exercisable through September 30, 2003. Electrum has agreed that at least $100,000 of the November 2000 loan will be repaid in units.

     On March 12, we entered into an agreement with Electrum under which we have the right to borrow up to an additional $50,000 to fund our operation costs, on the same interest and repayment terms as the loans under the December loan agreement. Under this agreement, in March 2001, we granted to Electrum warrants to purchase 50,000 shares of our common stock at $1.50 per share, exercisable through September 30, 2006. We also agreed to extend through September 30, 2006 the expiration dates of the warrants to acquire 6,979,761 shares issued under the stock purchase agreement and the warrants to acquire 285,000 shares issued under the December loan agreement.

     We intend to reincorporate in Delaware in the near future. In connection with reincorporation, we will amend our charter to increase substantially the number of authorized shares of common stock, to authorize the issuance of preferred stock by action of the board of directors without stockholder approval, and to eliminate cumulative voting for directors. Following this reincorporation in Delaware, we will issue to Mr. Kaplan in a private placement one share of Series A preferred stock. The terms of the Series A preferred stock provide that each issuance by us of common stock, preferred stock, options, warrants or other equity securities will require the written consent of Mr. Kaplan or the then current holder of the Series A preferred stock. Under certain circumstances, Electrum LLC, which beneficially owns approximately 23 percent of our outstanding common stock, and Asher Edelman, who beneficially owns approximately 16 percent of our outstanding common stock, would be permitted to acquire the Series A preferred stock to be held initially by Mr. Kaplan.

     In exchange for our agreement to issue the Series A preferred stock, Mr. Kaplan and Mr. Edelman agreed not to oppose the proposed significant increase in our authorized capital from 30 million shares of common stock to 100 million shares of common stock and 20 million shares of preferred stock. The increase in our capital stock and the creation of Series A preferred stock will be accomplished simultaneously with the merger transaction in which we will reincorporate in Delaware. The share of Series A preferred stock will be issued to Mr. Kaplan in a private placement promptly following the reincorporation.


CPM GROUP


     CPM Group is managed and majority owned by Jeffrey M. Christian, a director of our company. CPM Group performs various services for us, including public and shareholder relations, research and market intelligence on platinum group metal markets and financial advisory functions in connection with possible mergers and acquisitions. CPM Group has not performed services for and is not affiliated with Tigris or Electrum.


                        ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK


     Our authorized capital consists of 30,000,000 shares of no par value common stock. As of March 15, 2001, 18,565,803 shares of our common stock are issued and outstanding. All outstanding shares have equal voting rights and are validly issued, fully paid and non-assessable. Stockholders may employ cumulative voting in the election of directors.


     Upon liquidation, dissolution, or winding up, our assets, after the payment of liabilities, would be distributed pro rata to the holders of our common stock. Our shareholders do not have preemptive rights to subscribe for any of our securities and have no right to require us to redeem or purchase their shares.

WARRANTS


     We have warrants outstanding as of March 15, 2001 to purchase 9,334,761 shares of common stock. Electrum LLC holds warrants to purchase 6,979,761 shares at $0.40 per share and 335,000 shares at $1.50 per share until September 30, 2006; General Minerals holds warrants to purchase 200,000 shares at $0.70 per share until June 12, 2002; Asher Edelman beneficially owns warrants to purchase 950,000 shares at $0.40 per share until September 30, 2003.

OPTIONS

     We have options outstanding as of March 15, 2001 to purchase 1,267,000 shares of common stock. Former directors hold options to acquire 67,000 shares at $0.50 per share until April 15, 2003. Our four non-employee directors and one former non-employee director each hold options to acquire 15,000 shares at an exercise price of $0.80 until February 23, 2004, our four officers hold options to acquire 759,300 shares at an exercise price of $0.80 until February 23, 2004, and other employees hold options to acquire 365,700 shares in the aggregate at an exercise price of $0.80 until February 23, 2004.



REGISTRATION RIGHTS


     Electrum has requested that we register all of the common stock, warrants and common stock underlying the warrants acquired by Tigris and Electrum pursuant to demand registration rights granted under the stock purchase agreement. This includes 4,307,588 shares and warrants to purchase 6,979,761 shares held by Electrum and 2,145,500 shares and warrants to purchase 950,000 shares beneficially owned by Asher Edelman. In addition, a warrant holder owning 250,000 warrants has the right to have the common stock underlying those warrants registered in our next registration statement.


DIVIDENDS

     Our shareholders are entitled to share equally in dividends when, as and if declared by the board of directors, out of funds legally available therefore. No dividend has been paid on our common stock since inception, and none is contemplated in the foreseeable future.

TRANSFER AGENT


     The transfer agent for our common stock is Corporate Stock Transfer, 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.



                                     PART II

                   ITEM 1. MARKET PRICE FOR COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS


     Until May 2000, our shares were traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (NASD) under the trading symbol "TRDM." Our shares are now traded on the "pink sheets" maintained by Pink Sheets LLC. Our shares began trading in 1968. Summary trading by quarter for the first quarter of fiscal 2001, and for the 2000 and 1999 fiscal years are as follows:

FISCAL QUARTER           HIGH BID [1]      LOW BID [1]
--------------           ------------      -----------
2001
     First Quarter          $1.38             $0.75

2000
     Fourth Quarter         $1.60             $0.60
     Third Quarter          $1.06             $0.50
     Second Quarter         $1.06             $0.28
     First Quarter          $0.44             $0.26

1999
     Fourth Quarter         $0.44             $0.08
     Third Quarter          $1.06             $0.41
     Second Quarter         $0.45             $0.19
     First Quarter          $0.50             $0.19



[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.


As of March 15, 2001, we had approximately 960 holders of record of our common stock.


     We have not paid any dividends since our inception and do not anticipate paying any dividends on our common stock in the foreseeable future. There are no restrictions which preclude the payment of dividends.


                            ITEM 2. LEGAL PROCEEDINGS

     We are not a party to any pending or threatened litigation and to our knowledge, no action, suit or proceeding has been threatened against any of our officers or directors.


              ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Our previous accountant, LeMaster and Daniels, PLLC resigned, effective September 1999. LeMaster and Daniels did not prepare financial statements or an audit opinion for the fiscal year ended September 30, 1998. There were no disagreements with LeMaster and Daniels on accounting and financial disclosures.

     Williams & Webster, P.S., our current accountants, were appointed in February 2000. There have been no disagreements on accounting and financial disclosures through the date of this registration statement.


                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


     We had 18,565,803 shares of common stock issued and outstanding as of March 15, 2001. Of these shares, approximately 2.8 million shares may be sold without limitation under Rule 144, adopted under the Securities Act, and approximately 5.2 million shares can only be resold in compliance with Rule 144 volume limitations.

     Effective February 16, 1999, we completed a 1 for 10 reverse stock split of our common stock. Unless otherwise stated, all share amounts set forth in this registration statement are presented on a post-split basis.

     In general, under Rule 144, a person who has beneficially owned shares privately acquired directly or indirectly from us or from one of our affiliates, for at least one year, or who is an affiliate, is entitled to sell, within any three-month period, a number of shares that do not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume in our shares during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.



     The issuances discussed under this section are exempted from registration under Rule 701 of the Securities Act ("Rule 701"), Rule 504 of the Securities Act ("Rule 504"), Rule 506 of the Securities Act ("Rule 506") or Section 4(2) of the Securities Act ("Section 4(2)"), as provided.

     Certain shares issued in non-cash transactions have been revalued to reflect their fair market value on the date of issuance. Descriptions of these transactions include both the fair market value and the previously reported value.



COMMON STOCK


     1. On July 23, 1998, we issued 12,000 shares, valued at $6,000, to the lessor under a mining lease pursuant to Section 4(2), as consideration for termination of the lease.

     2. On July 23, 1998, we issued 150,000 shares, valued at $75,000, pursuant to Rule 504 to eight investors in exchange for a exploration property.


     3. On July 23, 1998, we issued 80,000 shares pursuant to Rule 504 to two investors in lieu of repayment of a $40,000 loan.

     4. On July 23, 1998, we issued 7,500 shares pursuant to Rule 504 to an investor for a purchase price of $1,500.

     5. In September 1998, we issued 9,000 shares, with an aggregate value of $4,500, to three of our officers pursuant to Section 4(2) in lieu of cash payments for services.

     6. On October 12, 1998, we issued 9,210 shares, with an aggregate value of $2,763, pursuant to Section 4(2) to one of our directors in satisfaction of outstanding indebtedness and in exchange for common stock of two public companies, Atlas Mining Company and Merger Mines Corp., which shares were previously valued at $1,842.

     7. On October 30, 1998, we issued 600,000 shares, valued at $180,000, pursuant to Rule 504 to an investor in exchange for equipment.


     8. On November 28, 1998, we issued 5,000 shares pursuant to Rule 504 to an investor for an aggregate purchase price of $1,000.


     9. In December 1998 and January 1999, we issued 39,430 shares, with an aggregate value of $16,500, pursuant to Section 4(2) to three of our officers in lieu of cash payment for services.

     10. On January 25, 1999, we issued 16,500 shares, with an aggregate value of $4,125, to eleven of our directors pursuant to Section 4(2) as compensation for their service on the board of directors.

     11. On March 31, 1999, we issued 6,000 shares, valued at $1,500, pursuant to Rule 504 to a consultant as payment for consulting services.

     12. From March to September 1999, we issued 261,000 shares, with an aggregate value of $57,027, at prices ranging from $0.06 to $0.25 per share to certain of our officers pursuant to Section 4(2) in lieu of cash payment for their services, which shares were previously valued at $22,500.

     13. On April 30, 1999, we issued 32,000 shares, with an aggregate value of $8,960, pursuant to Rule 701 to a consultant as payment for consulting services, which shares were previously valued at $8,000.

     14. From May to July 1999, we issued 120,364 shares, valued at $17,044, pursuant to Rule 701 to a consultant as payment for consulting services, which shares were previously valued at $11,022.

     15. From May to September 1999, we issued 329,206 shares, with an aggregate value of $63,918, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $29,509.

     16. In June and August 1999, we issued 8,000 shares, valued at $2,000, pursuant to Rule 504 to a consultant as payment for consulting services.

     17. From June to September 1999, we issued 89,500 shares, valued at $17,020, pursuant to Section 4(2) to a consultant as payment for consulting services, which shares were previously valued at $6,450.

     18. In July 1999, we issued 5,000 shares, valued at $1,250, pursuant to Rule 504 to a consultant as payment for consulting services.

     19. On July 27, 1999, we issued 715,996 shares, valued at $89,631, pursuant to Section 4(2) to an investor as partial consideration for an option to purchase an exploration property.

     20. In July and August 1999, we issued 50,000 shares pursuant to Rule 504 to two investors for an aggregate purchase price of $7,500.


     21. In May through September 1999, we issued 133,332 shares, valued at $26,333, pursuant to Rule 701 to a consultant as payment for consulting services, which shares were previously valued at $8,000.

     22. On August 16, 1999, we issued 1,000 shares, valued at $250, pursuant to Rule 504 in exchange for equipment storage services.

     23. On August 31, 1999, we issued 96,000 shares, with an aggregate value of $24,000, pursuant to Rule 701 to an investor as commission on the sale of mining equipment and as payment for consulting services, which shares were previously valued at $5,050.

     24. In August and September 1999, we issued 500,000 shares pursuant to Rule 504 to investors at prices ranging from $0.05 to $0.10 per share, for an aggregate purchase price of $32,500.

     25. In September 1999, we issued 50,000 shares, valued at $16,500, pursuant to Rule 504 to an investor for prepaid expenses, which shares were previously valued at $5,000.

     26. In September 1999, we issued 19,720 shares, valued at $5,127, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $1,972.

     27. In October 1999, we issued 112,500 shares, valued at $34,875, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $6,750.

     28. In October 1999, we issued a total of 38,750 shares, valued at $12,013, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $3,875.

     29. In October 1999, we issued 85,000 shares, valued at $26,350, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $5,100.

     30. In October 1999, we issued 37,425 shares, valued at $11,602, pursuant to Rule 701 to a consultant as payment for consulting services, which shares were previously valued at $3,743.

     31. On October 4, 1999, we issued 50,000 shares, valued at $13,000, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $5,000.

     32. On October 22, 1999, we issued 25,000 shares to two investors pursuant to Rule 504 for an aggregate purchase price of $5,000.

     33. In November 1999, we issued 4,327 shares, valued at $1,341, to a consultant pursuant to Rule 701 as payment for consulting services, which shares were previously valued at $1,125.

     34. On November 30, 1999, we issued 52,694 shares, with an aggregate value of $16,334, pursuant to Rule 701 to certain of our officers in lieu of cash payments for their services, which shares were previously valued at $13,400.

     35. In December 1999, we issued 1,200 shares, valued at $420, to an employee pursuant to Rule 504 in lieu of salary payments.

     36. On December 31, 1999, we issued 1,000,000 shares pursuant to Section 4(2) to an accredited investor for an aggregate purchase price of $100,000.


     37. On January 15, 2000, we issued 200,000 shares, with an aggregate value of $66,000, pursuant to Rule 504 to four investors in exchange for common stock of New Jersey Mining Company, which shares were previously valued at $26,000.

     38. On January 17, 2000, we issued 65,285 shares, valued at $21,544, pursuant to Rule 504 to two investors as repayment of indebtedness, which shares were previously valued at $16,321.


     39. On January, 25, 2000, we issued 14,286 shares pursuant to Rule 504 to an investor for a purchase price of $5,000.


     40. In January and March 2000, we issued 90,000 shares, valued at $64,950, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $9,000.

     41. In February 2000, we issued 10,000 shares, valued at $7,200, to a consultant pursuant to Rule 504 as payment for consulting services, which shares were previously valued at $1,500.

     42. On February 25, 2000, we issued 16,667 shares, valued at $11,000, pursuant to Rule 701 to a consultant as payment for consulting services, which shares were previously valued at $5,000.


     43.  In February and March 2000, we issued 3,500,000 shares pursuant to
Section 4(2) to an accredited investor for an aggregate purchase price of $490,000.


     44. On March 24, 2000, we issued 50,000 shares, with an aggregate value of $51,500, pursuant to Rule 504 to three investors in connection with the acquisition of an option to acquire certain mineral properties, which shares were previously valued at $15,000.

     45. From March to July 2000, we issued 15,000 shares, valued at $13,425, pursuant to Rule 701 to one of our officers in lieu of cash payments for services, which shares were previously valued at $7,920.

     46. In April 4, 2000, we issued 50,000 shares, with an aggregate value of $37,500, pursuant to Rule 504 to three investors in connection with the acquisition of an option to acquire certain mineral properties, which shares were previously valued at $15,000.

     47.  In May 2000, we issued 9,975 shares, valued at $6,284, pursuant to
Section 4(2) to a consultant as payment for consulting services, which shares were previously valued at $5,985.

     48. In May and June 2000, we issued an additional 746,899 shares, with an aggregate value of $159,773, pursuant to Section 4(2) to an existing investor at prices ranging from $0.06 to $0.60 per share as additional payments for mineral properties and in connection with the exercise of preemptive rights, which shares were previously valued at $99,773.

     49.  In June 2000, we issued 1,000 shares, valued at $700, pursuant to
Section 4(2) to a consultant as payment for consulting services.

     50.  On June 29, 2000, we issued an additional 1,597,588 shares pursuant to
Section 4(2) to an existing accredited investor for an aggregate purchase price of $100,000.

     51. On June 30, 2000, we issued 150,000 shares, with an aggregate value of $105,000, to ten of our directors pursuant to Section 4(2) as compensation for their board service, which shares were previously valued at $52,500.


     52. In July 2000, we issued 10,000 shares pursuant to Rule 504 to an existing investor for a purchase price of $3,000.

     53.  In July through September 2000, we issued 4,740,174 shares pursuant to
Section 4(2) to an existing investor at $0.115 per share, for a purchase price of $545,120.

     54. On August 1, 2000, we issued 100,000 shares pursuant to Rule 504 to an existing investor for a purchase price of $22,500.


     55. On August 25, 2000, we issued 1,500 shares, valued at $1,500, pursuant to Rule 701 to one of our directors as compensation for board services, which shares were previously valued at $1,050.

     56. On August 31, 2000, we issued 15,000 shares pursuant to Rule 504 to an existing investor for a purchase price of $4,575.

     57. In August and September 2000, we issued 7,000 shares, valued at $9,230, pursuant to Rule 701 to an one of our officers in lieu of cash payments for services, which shares were previously valued at $8,675.

     58. On September 22, 2000, we issued 90,000 shares, valued at $72,900, pursuant to Section 4(2) to a consultant as payment for consulting services, which shares were previously valued at $18,000.


     59. On October 10, 2000, we issued 33,333 shares pursuant to Section 4(2) to an employee for a purchase price of $10,000.


     60. On October 15, 2000, we issued 10,000 shares, valued at $11,500, pursuant to Section 4(2) to a consultant as payment for consulting services, which shares were previously valued at $10,000.

     61.  In October 2000, we issued 3,000 shares, valued at $3,900, pursuant to
Section 4(2) to one of our officers in lieu of cash payment for services, which shares were previously valued at $3,180.

     62. On November 17, 2000, we issued 180,000 shares pursuant to Section 4(2) to a consultant as partial payment for consulting services valued at approximately $215,000. In January 2001, these shares were surrendered.

     63. On December 6, 2000, we issued 2,200 shares, valued at $1,980, pursuant to Section 4(2) to one of our employees in lieu of salary payments, which shares were previously valued at $1,826.

     64. In December 2000 through February 2001, we issued 192,000 shares pursuant to Rule 506 to five investors for an aggregate purchase price of $192,000.

     65. On January 2, 2001, we issued 10,000 shares, valued at $13,500, pursuant to Section 4(2) to a consultant as payment for consulting services, which shares were previously valued at $11,800.

     66. In January and February 2001, we issued 4,494 shares, valued at $5,065, pursuant to Section 4(2) to a consultant as payment for consulting services, which shares were previously valued at $4,494.

     67. On January 24, 2001, we issued 25,000 shares pursuant to Rule 506 to two investors for a purchase price of $25,000.

     68. On February 23, 2001, we issued 75,000 shares in the aggregate to five of our directors pursuant to Section 4(2) as compensation for their service on the board of directors, with an aggregate value of $63,750.



OPTIONS

     1. On July 20, 1998 we granted options pursuant to Rule 504 to a potential investor as follows:

           Shares       Exercise Price         Exercise Period
           ------       --------------         ---------------
          100,000         $   0.10      July 20, 1998 to July 19, 1999
           25,000         $   0.20      July 20, 1998 to July 19, 1999
           50,000         $   0.50      September 1, 1998 to July 19, 2001
           25,000         $   1.00      September 1, 1998 to July 19, 2001



The investor also agreed to purchase 10,000 shares for $1,000 upon execution of the agreement. None of the options were exercised and the shares were not purchased. The agreement to purchase and the unexercised options were terminated on September 24, 1998.



On September 24, 1998, we granted options pursuant to Rule 504 to the same potential investor as follows:

          Shares        Exercise Price  Termination Date
          ------        --------------  ----------------
          80,000           $   0.20      July 19, 1999
          25,000           $   0.30      July 19, 2000
          50,000           $   0.50      July 19, 2001
          25,000           $   1.00      July 19, 2002



The investor also agreed to purchase 20,000 shares for $2,000 upon execution of the agreement. None of the options were exercised and none of the shares were purchased. The agreement to purchase and the unexercised options were terminated on July 7, 2000, and we issued options under Rule 504 to the same potential investor as follows:



          Shares        Exercise Price  Termination Date
          ------        --------------  ----------------
          25,000           $   0.30      August 31, 2000
          15,000           $   0.50      July 19, 2001
          12,500           $   1.00      July 19, 2002

The option for 25,000 shares was exercised to the extent of 10,000 shares on July 14, 2000, and 15,000 shares on August 31, 2000. The remaining options have not yet been exercised.

     2. On July 22, 1999, we issued an option pursuant to Rule 504 until January 22, 2000 to two existing investors to acquire an additional 33,333 shares at an exercise price of $0.35 per share. This option has expired.

     3. On July 22, 1999, we issued an option pursuant to Rule 504 until January 22, 2000 to two existing investors to acquire an additional 16,667 shares at an exercise price of $0.35 per share. This option has expired.

     4. On August 13, 1999, we granted options pursuant to Rule 504 to an existing investor as follows:

          Shares        Exercise Price  Termination Date
          ------        --------------  ----------------
          50,000           $   0.15      August 13, 2000
          50,000           $   0.30      August 13, 2000

These options were exercised in August 2000.

     5. On December 29, 1999, we granted, pursuant to Section 4(2), Tigris Financial Group, an existing accredited investor, the option until March 28, 2000 to purchase up to an additional 3,500,000 shares for an exercise price of $0.14 per share, or $490,000 in the aggregate. Tigris has assigned its rights under its stock purchase agreement with the Company to Electrum LLC. This option was exercised in February and March 2000.

     Upon exercise of the option described in paragraph 1, Electrum received an option under Section 4(2) until September 25, 2000 to purchase up to an additional 4,608,000 shares for an exercise price of $0.14 per share, or $645,120 in the aggregate. On June 27, 2000, this option was terminated, and replaced with an option until July 5, 2000 to acquire up to an additional 1,597,588 shares at $0.062 per share or $100,000 in the aggregate, and, upon exercise in full of this option, an option until September 25, 2000 to acquire up to an additional 4,740,174 shares at an exercise price of $0.115 per share, or $545,120 in the aggregate. The option to acquire 1,597,588 shares and the option to acquire 4,740,174 shares have been exercised in full.

     On December 29, 1999, we granted an option under Section 4(2) to Electrum to purchase, for $10,000, warrants to buy an additional 6,250,000 shares. On June 27, 2000, this option was terminated and replaced with an option to purchase, for $10,000, warrants to buy up to 7,979,761 shares. The replacement option to purchase the warrant was exercised in June 2000. The terms of the warrant are described below in paragraph 1 under the heading "Warrants."


     6. On February 25, 2000, we granted to an employee as compensation pursuant to Rule 701 an option until February 25, 2002 to purchase 33,333 shares for an exercise price of $0.30 per share, or $10,000 in the aggregate. This option was exercised on October 10, 2000.


     7. On April 11, 2000, we granted options under Rule 701 to purchase 67,000 shares in the aggregate at an exercise price of $0.50 per share to six of our directors. These options are exercisable from April 15, 2000 until April 15, 2003. None of these options has yet been exercised.



     8. On February 23, 2001, we granted options under Section 4(2) to purchase 75,000 shares in the aggregate at an exercise price of $0.80 per share to our then five non-employee directors as compensation. These options are immediately exercisable and expire on February 23, 2004.

     9. On February 23, 2001, we granted options under Section 4(2) to purchase 759,300 shares in the aggregate at an exercise price of $0.80 per share to our four executive officers as compensation. These options are immediately exercisable and expire in February 23, 2004.

     10. On February 23, 2001, we granted options under Section 4(2) to purchase 365,700 shares in the aggregate at an exercise price of $0.80 per share to four employees as compensation. These options are exercisable immediately and expire in February 23, 2004.


WARRANTS


     1. In June 2000, we sold a warrant pursuant to Section 4(2) to purchase 7,979,761 shares at an exercise price of $0.40 per share to Tigris Financial Group, an existing accredited investor, in exchange for a $10,000 cash payment. This warrant originally expired on September 30, 2003 and has not yet been exercised. On March 12, 2001, the warrant was amended to remain exercisable until September 30, 2006.


     2. On June 12, 2000, we sold a warrant pursuant to Section 4(2) to purchase 200,000 shares at an exercise price of $0.70 per share to an existing investor as partial consideration for the relinquishment of certain anti-dilution rights. This warrant expires on June 12, 2002 and has not yet been exercised.


     3. On November 1, 2000, we granted warrants pursuant to Section 4(2) to a consultant exercisable until November 1, 2005 to purchase 820,000 shares at an exercise price of $1.50 per share. The warrants vested as follows: 250,000 share vested on November 1, 2000; 250,000 shares vest on May 1, 2001; 200,000 shares vest on November 1, 2001; and 120,000 shares vest on May 1, 2002. On January 18, 2001, the agreement underlying the warrant grant was terminated, and only the warrants to purchase 250,000 shares which vested on November 1, 2000 remain outstanding.

     4. In January 2001, we granted warrants pursuant to Section 4(2) to a consultant exercisable until January 12, 2003 to purchase 180,000 shares at an exercise price of $1.50 per share.

     5. On February 1, 2001, we granted warrants pursuant to Section 4(2) to Electrum exercisable until September 30, 2003 to purchase 285,000 shares at an exercise price of $1.50. The agreement underlying these warrants was amended on March 12, 2001, and the options now remain exercisable until September 30, 2006.

     6. On March 12, 2001, we granted warrants pursuant to Section 4(2) to Electrum exercisable until September 30, 2006 to purchase 50,000 shares at an exercise price of $1.50 per share.


     The issuances discussed in this section are exempted from registration under Rule 701 of the Securities Act ("Rule 701"), Rule 504 of the Securities Act ("Rule 504") and Section 4(2) of the Securities Act ("Section 4(2)"). All purchasers of the above securities acquired the shares for investment purposes only and all stock certificates reflect the appropriate legends. No underwriters were involved in connection with the sales of securities referred to in this
Item 4.

                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The laws of the State of Montana (Section 35-1-451 to 459) under certain circumstances provide for indemnification of a corporation's directors, officers, employees and agents against liabilities that they may incur in such capacities.

     In general, any director, officer, employee or agent of a corporation made a party to a proceeding because he or she serves in that capacity with the corporation may be indemnified against expenses, fines, settlements or judgments arising in connection with the proceeding, if that person's actions were in good faith, were reasonably believed to be in the corporation's best interest, and were reasonably believed not to be unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by either a majority vote of a quorum of the corporation's directors not at the time party to the proceeding, or a specially designated committee if no quorum can be obtained, or by special legal counsel, or by a vote of the shareholders, excluding those shares owned by or voted under control of directors who are at the time party to the proceedings, that the applicable standard of conduct was met by the person to be indemnified.

     Our articles of incorporation and bylaws contain no indemnification provisions.

                                    PART F/S
                              FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
    Index to Financial Statements........................................   F-1


                                    PART III

          ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS


Exhibit
Number                                      Exhibits
-------                                     --------
  3.1     Articles of Incorporation dated September 7, 1968; Certificate of
          Amendment of Articles of Incorporation dated September 23, 1970;
          Articles of Amendment of the Articles of Incorporation dated January
          25, 1980; Articles of Amendment to the Articles of Incorporation dated
          July 23, 1984; Articles of Amendment 1984 to the Articles of
          Incorporation dated October 31, 1984; Articles of Amendment to the
          Articles of Incorporation filed August 13, 1998; and Articles of
          Amendment to the Articles of Incorporation dated March 3, 1999.*

  3.2     Bylaws adopted effective October 1, 1968.*

 10.1     Stock Purchase Agreement dated as of December 29, 1999, between Tigris
          Financial Group Ltd. and Trend Mining Company; Amendment to Stock
          Purchase Agreement dated as of June 27, 2000 between Electrum LLC and
          Trend Mining Company; and Warrant Agreement dated June 9, 2000 between
          Trend Mining Company and Tigris Financial Group Ltd.*

 10.2     Lake Owen Option Agreement between General Minerals Corporation and
          Trend Mining Company; Amendment to Lake Owen Option Agreement dated
          June, 2000 between General Minerals Corporation and Trend Mining
          Company; and Warrant Agreement dated June 12, 2000 between Trend
          Mining Company and General Minerals Corporation.*

 10.3     Letter Agreement between John Ryan and Trend Mining Company dated July
          12, 2000.*

 10.4     Letter Agreement dated November 10, 2000, between Electrum LLC and
          Trend Mining Company.**

 10.5     Loan Agreement dated as of November 17, 2000, between Electrum LLC and
          Trend Mining Company.**

 10.6     Loan Facility Agreement dated as of December 6, 2000, between Electrum
          LLC and Trend Mining Company.**

 10.7     Loan Agreement dated as of March 12, 2001, between Electrum LLC and
          Trend Mining Company.

 23.1     Consent of Certified Public Accountants, dated March 23, 2001.

 23.3     Consent of CPM Group, dated September 25, 2000.*



-------------------

*  Previously filed.


** Incorporated by reference to the Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2000.

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 4 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        TREND MINING COMPANY



Dated: March 23, 2000                   By: /s/ Kurt J. Hoffman
                                           ---------------------------
                                           Kurt J. Hoffman
                                           President and Chief Executive Officer

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)

                          INDEX TO FINANCIAL STATEMENTS

Financial Statements for the Years Ended September 30, 2000 and 1999

   Independent Auditor's Report.............................................F-2

   Balance Sheets at September 30, 2000 and 1999............................F-3

   Statements of Operations and Comprehensive Income (Loss) for
        the Years Ended September 30, 2000 and 1999.........................F-4

   Statement of Stockholders' Equity for the Years Ended September 30,
        2000 and 1999.......................................................F-5

   Statements of Cash Flows for the Years Ended September 30, 2000
        and 1999............................................................F-7

   Notes to the Financial Statements........................................F-8

Interim Financial Statements

   Accountant's Review Report..............................................F-25

   Balance Sheets at December 31, 2000 and 1999 (Unaudited)................F-26

   Statements of Operations and Comprehensive Income (Loss) for the
        Three Months Ended December 31, 2000 and 1999 (Unaudited)..........F-27

   Statement of Stockholders' Equity for the Period from October 1,
        1996 to December 31, 2000 (Unaudited)..............................F-28

   Statements of Cash Flows for the Nine Months Ended December 31, 2000
        and 1999 (Unaudited)...............................................F-30

   Notes to the Interim Statements (Unaudited).............................F-31

The Board of Directors
Trend Mining Company
Coeur d'Alene, Idaho


                          INDEPENDENT AUDITOR'S REPORT


We have audited the accompanying balance sheets of Trend Mining Company (formerly Silver Trend Mining Company) (an exploration stage company) as of September 30, 2000 and 1999, and the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended and for the period from October 1, 1996 (inception of exploration stage) to September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trend Mining Company as of September 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, and for the period from October 1, 1996 (inception of exploration stage) to September 30, 2000, in conformity with United States of America generally accepted accounting principles.



The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



As discussed in Notes 14 and 15 to the financial statements, certain errors in the valuing of stock transactions and other matters have been corrected by management of the Company during the current year. The effect of these errors is summarized in Note 15 and results in an understatement of net losses for the years ended September 30, 2000 and 1999 of $337,180 and $139,346, respectively. Accordingly, an adjustment has been made to accumulated deficit to correct for these errors.



Williams & Webster, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
Spokane, Washington



December 15, 2000 (Except for Notes 14 and 15, as to which the date is March 15, 2001.)

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                                 BALANCE SHEETS



                                                              September 30,
                                                        --------------------------
                                                           2000           1999
                                                        (Restated)     (Restated)
                                                        ----------     -----------
ASSETS

CURRENT ASSETS
      Cash                                              $   102,155    $     8,998
      Prepaid expenses                                        1,725          1,000
      Equipment held for resale                               4,000          4,000
                                                        -----------    -----------
             Total Current Assets                           107,880         13,998
                                                        -----------    -----------
MINERAL PROPERTIES                                          311,006        339,959
                                                        -----------    -----------
PROPERTY AND EQUIPMENT                                       40,177            997
                                                        -----------    -----------
OTHER ASSETS
      Investments                                           107,250         96,750
                                                        -----------    -----------
TOTAL ASSETS                                            $   566,313    $   451,704
                                                        ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                                  $   334,328    $    14,264
      Accrued expenses                                       19,447         26,256
      Deferred mineral property acquisition costs                --         46,242
      Note payable                                               --          2,000
      Current portion of long term debt                       2,992             --
                                                        -----------    -----------
             Total Current Liabilities                      356,767         88,762
                                                        -----------    -----------
LONG-TERM DEBT, net of current portion                       10,389             --
                                                        -----------    -----------
COMMITMENTS AND CONTINGENCIES                                    --             --
                                                        -----------    -----------
STOCKHOLDERS' EQUITY
      Common stock, no par value, 30,000,000
             shares authorized; 18,232,776 and
             5,345,511 shares issued and outstanding,
             respectively                                 3,525,025      1,505,463
      Stock options and warrants                             42,065          2,659
      Pre-exploration stage accumulated deficit            (383,418)      (383,418)
      Accumulated deficit during exploration stage       (2,984,102)      (799,663)
      Accumulated other comprehensive income (loss)            (413)        37,901
                                                        -----------    -----------
             TOTAL STOCKHOLDERS' EQUITY
                                                            199,157        362,942
                                                        -----------    -----------
TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY                              $   566,313    $   451,704
                                                        ===========    ===========



   The accompanying notes are an integral part of these financial statements.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                 STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS



                                                                                   For the Period
                                                                                         From
                                                                                   October 1, 1996
                                                                                    (Inception of
                                                          For the Year Ended      Exploration Stage)
                                                     -----------------------------       to
                                                     September 30,   September 30,   September 30,
                                                         2000            1999           2000
                                                      (Restated)      (Restated)      (Restated)
                                                     --------------------------------------------
REVENUES                                             $         --    $         --    $         --
                                                     ------------    ------------    ------------
EXPENSES
      Mineral property expense                            824,415         114,651       1,070,141
      General and administrative                          455,714         141,751         632,502
      Officers and directors compensation                 258,732         116,559         392,541
      Legal and professional                              362,090          12,745         384,680
      Depreciation                                         10,823             288          11,111
                                                     ------------    ------------    ------------
          Total Expenses                                1,911,774         385,994       2,490,975
                                                     ------------    ------------    ------------
OPERATING LOSS                                         (1,911,774)       (385,994)     (2,490,975)
                                                     ------------    ------------    ------------
OTHER INCOME (EXPENSES)
      Dividend and interest income                          1,249             319           6,339
      Loss on disposition and impairment of assets       (118,753)       (191,674)       (311,979)
      Gain on investment sales                              5,420           1,177           1,309
      Financing expense                                  (159,544)         (2,659)       (193,723)
      Interest expense                                     (1,137)           (504)         (1,651)
      Miscellaneous income                                    100           5,790           6,578
                                                     ------------    ------------    ------------
          Total Other Income (Expense)                   (272,665)       (187,551)       (493,127)
                                                     ------------    ------------    ------------
INCOME (LOSS) BEFORE INCOME TAXES                      (2,184,439)       (573,545)     (2,984,102)

INCOME TAXES                                                   --              --              --
                                                     ------------    ------------    ------------
NET LOSS                                               (2,184,439)       (573,545)     (2,984,102)
                                                     ------------    ------------    ------------
OTHER COMPREHENSIVE INCOME (LOSS)
      Change in market value of investments               (38,314)        (79,179)           (413)
                                                     ------------    ------------    ------------
NET COMPREHENSIVE LOSS                               $ (2,222,753)   $   (652,724)   $ (2,984,515)
                                                     ============    ============    ============
BASIC AND DILUTED NET LOSS PER SHARE,                $      (0.21)   $      (0.19)   $      (0.43)
                                                     ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES OUTSTANDING                        10,282,013       3,086,697       6,940,919
                                                     ============    ============    ============



   The accompanying notes are an integral part of these financial statements.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY



                                                                                                                      Restated
                                                   Common Stock
                                             -------------------------      Stock                        Other
                                                Number                   Options and   Accumulated    Comprehensive
                                              of Shares       Amount       Warrants      Deficit         Income         Total
                                             -----------   -----------   -----------   -----------    -------------  -----------
Balance, October 1, 1996                       1,754,242   $   680,760   $        --   $  (383,418)   $        --    $   297,342

Common stock issuances as follows:
    - for cash at $0.50 per share                200,000       100,000            --            --             --        100,000
    - for payment of liabilities and
        expenses at $0.50 per share               45,511        22,756            --            --             --         22,756
Net loss for the year ended September 30,
  1997                                                --            --            --      (109,614)            --       (109,614)
                                             -----------   -----------   -----------   -----------    -----------    -----------
Balance, September 30, 1997                    1,999,753       803,516            --      (493,032)            --        310,484

Common stock issuances as follows:
    - for mineral property at $0.50 per
        share                                    150,000        75,000            --            --             --         75,000
    - for lease termination at $0.50 per
        share                                     12,000         6,000            --            --             --          6,000
    - for debt at $0.50 per share                 80,000        40,000            --            --             --         40,000
    - for cash at $0.20 per share                  7,500         1,500            --            --             --          1,500
    - for compensation at $0.50 per share          9,000         4,500            --            --             --          4,500

Net loss for the year ended September 30,
  1998                                                --            --            --      (116,504)            --       (116,504)
Other comprehensive income                            --            --            --            --        117,080        117,080
                                             -----------   -----------   -----------   -----------    -----------    -----------
Balance, September 30, 1998                    2,258,253       930,516            --      (609,536)       117,080        438,060

Common stock issuances as follows:
    - for cash at an average of $0.07 per
        share                                    555,000        41,000            --            --             --         41,000
    - for prepaid expenses at $0.33 per
        share                                     50,000        16,500            --            --             --         16,500
    - for consulting services at an
        average of $0.20 per share               839,122       167,152            --            --             --        167,152
    - for mineral property at $0.13 per
        share                                    715,996        89,631            --            --             --         89,631
    - for officers' compensation at an
        average of $0.24 per share               300,430        73,526            --            --             --         73,526
    - for debt, investment and expenses at
        $0.30 per share                            9,210         2,763            --            --             --          2,763
    - for directors' compensation at an
        average of $0.25 per share                16,500         4,125            --            --             --          4,125
    - for rent at $0.25 per share                  1,000           250            --            --             --            250
    - for equipment at $0.30 per share           600,000       180,000            --            --             --        180,000

Issuance of stock options for financing
  activities                                          --            --         2,659            --             --          2,659

Net loss for the year ended September 30,
  1999                                                --            --            --      (573,545)            --       (573,545)

Other comprehensive loss                              --            --            --            --        (79,179)       (79,179)
                                             -----------   -----------   -----------   -----------    -----------    -----------

Balance, September 30, 1999                    5,345,511   $ 1,505,463   $     2,659   $(1,183,081)   $    37,901    $   362,942
                                             -----------   -----------   -----------   -----------    -----------    -----------



   The accompanying notes are an integral part of these financial statements.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY



                                                                                                                      Restated
                                                   Common Stock
                                             -------------------------      Stock                        Other
                                                Number                   Options and   Accumulated    Comprehensive
                                              of Shares       Amount       Warrants      Deficit         Income         Total
                                             -----------   -----------   -----------   -----------    -------------  -----------
Balance, October 1, 1999                       5,345,511     1,505,463         2,659    (1,183,081)        37,901        362,942

Common stock and option issuances as follows:
    - for employee, officer and director
      compensation at an average of
      $0.61 per share                            231,361       142,760        11,406            --             --        154,166
    - for officers' and directors'
      compensation at an average of $1.19
      per share                                   11,500        13,730            --            --             --         13,730
    - for services at an average of $0.47
      per share                                  530,177       251,635            --            --             --        251,635
    - for mineral property at $0.89 per
      share                                      100,000        89,000            --            --             --         89,000
    - for investments at $0.33 per share         200,000        66,000            --            --             --         66,000
    - for cash at an average of $0.11 per
      share                                   11,419,009     1,298,651            --            --             --      1,298,651
    - for incentive fees at $0.33 per share       65,285        21,544            --            --             --         21,544
    - for deferred mineral property
      acquisition costs at $0.13 per share       129,938        16,242            --            --             --         16,242
    - for modification of stockholder
      agreement at $0.60 per share               200,000       120,000        18,000            --             --        138,000

Cash received for the issuance of common stock
      warrants for 7,979,761 shares of
      stock                                           --            --        10,000            --             --         10,000

Miscellaneous common stock adjustments                (5)           --            --            --             --             --

Net loss for the year ended September 30,
  2000                                                --            --            --    (2,184,439)            --     (2,184,439)

Other comprehensive loss                              --            --            --            --        (38,314)       (38,314)
                                             -----------   -----------   -----------   -----------    -----------    -----------
Balance, September 30, 2000                   18,232,776   $ 3,525,025   $    42,065   $(3,367,520)   $      (413)   $   199,157
                                             ===========   ===========   ===========   ===========    ===========    ===========



   The accompanying notes are an integral part of these financial statements.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS



                                                                                   For the Period
                                                                                         From
                                                                                   October 1, 1996
                                                                                    (Inception of
                                                          For the Year Ended      Exploration Stage)
                                                     -----------------------------       to
                                                     September 30,   September 30,   September 30,
                                                         2000            1999           2000
                                                      (Restated)      (Restated)      (Restated)
                                                     ------------    ------------    ------------
Cash flows from operating activities
   Net loss                                          $ (2,184,439)   $   (573,545)   $ (2,984,102)
   Adjustments to reconcile net income (loss)
   to net cash used by operating activities:
      Depreciation                                         10,823             288          11,111
      Loss (gain) on investment sales                      (5,420)         (1,177)          3,847
      Loss on disposition and impairment of
        assets                                            118,753         191,674         311,979
      Common stock issued for services
        and expenses                                      251,635         184,823         465,214
      Common stock and options issued as
        compensation                                      167,896          77,651         250,047
      Stock options issued for financing
        activities                                             --           2,659           2,659
      Common stock and warrants issued
        for agreement modification                        138,000              --         138,000
      Common stock issued for incentive fees               21,544              --          21,544
   Changes in assets and liabilities:
     Inventory                                                 --              --           3,805
     Prepaid expenses                                        (725)         (1,000)         (1,725)
     Accounts payable                                     320,064           8,571         324,065
     Accrued expenses                                      (6,809)         13,506          19,447
                                                     ------------    ------------    ------------
   Net cash used in operating activities               (1,168,678)        (96,550)     (1,434,109)
                                                     ------------    ------------    ------------
Cash flows from investing activities:
     Payment of deposit                                    (1,000)             --          (1,000)
     Return of deposit                                      1,000              --           1,000
     Proceeds from sale of equipment                           --          33,926          33,926
     Proceeds from sale of mineral property                    --          20,000          20,000
     Purchase of furniture and equipment                  (35,910)           (450)        (37,195)
     Payments for mineral properties and
     acquisition costs                                    (35,800)        (10,000)        (45,800)
     Proceeds from investments sold                        27,606          16,146          71,287
                                                     ------------    ------------    ------------
   Net cash provided (used) by investing
     activities                                           (44,104)         59,622          42,218
                                                     ------------    ------------    ------------
Cash flows from financing activities:
     Payments on notes payable and short term
       borrowings                                          (2,712)             --          (2,712)
     Sale of warrants for common stock                     10,000              --          10,000
     Proceeds from short term borrowings                       --           2,000          42,000
     Sale of common stock                               1,298,651          41,000       1,441,151
                                                     ------------    ------------    ------------
   Net cash provided by financing activities            1,305,939          43,000       1,490,439
                                                     ------------    ------------    ------------
NET INCREASE IN CASH                                       93,157           6,072          98,548

CASH, BEGINNING OF YEAR                                     8,998           2,926           3,607
                                                     ------------    ------------    ------------
CASH, END OF YEAR                                    $    102,155    $      8,998    $    102,155
                                                     ============    ============    ============
SUPPLEMENTAL INFORMATION:
   Interest paid                                     $      1,137    $        504           1,651
   Taxes paid                                        $         --    $         --              --

Non-cash financing activities:
   Common stock issued for acquisition of
     mineral properties                              $    105,242    $     89,631    $    269,873
   Common stock issued for acquisition of
     mining equipment                                $         --    $    180,000    $    180,000
   Common stock issued for services and
     expenses                                        $    251,635    $    184,823    $    465,214
   Common stock issued for investment                $     66,000    $      1,000    $     67,000
   Common stock issued for debt                      $         --    $        842    $     40,842
   Deferred acquisition costs on mining
     property                                        $         --    $     46,242    $     46,242
   Stock options issued for financing
     activities                                      $         --    $      2,659    $      2,659
   Common stock issued for incentive fees            $     21,544    $         --    $     21,544
   Common stock and warrants issued
     for agreement modifications                     $    138,000    $         --    $    138,000
   Common stock and options issued as
     compensation                                    $    167,896    $     77,651    $    250,047
   Purchase of equipment with financing
     agreement                                       $     14,093    $         --    $     14,093
   Investments received for mineral property         $      5,000    $         --    $      5,000



   The accompanying notes are an integral part of these financial statements.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS



Trend Mining Company (formerly Silver Trend Mining Company) ("the Company") was incorporated on September 7, 1968 under the laws of the State of Montana for the purpose of acquiring, exploring and developing mining properties. From 1984 to late 1996, the Company was dormant. In November 1998, the Company changed its focus to exploration for platinum and palladium related metals. In February 1999, the Company changed its name from Silver Trend Mining Company to Trend Mining Company to better reflect the Company's change of focus to platinum group metals. The Company conducts operations primarily from its offices in Coeur d'Alene, Idaho. The Company has elected a September 30 fiscal year-end. As part of the Company's Annual Meeting held on February 23, 2001, the stockholders approved reincorporation of the Company as a Delaware corporation. (See Note 13)



The Company is actively seeking additional capital and management believes that additional stock can be sold to enable the Company to continue to fund its property acquisition and platinum group metals exploration activities. However, management is unable to provide assurances that it will be successful in obtaining sufficient sources of capital.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes rely on the integrity and objectivity of the Company's management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.



ACCOUNTING METHOD
The Company's financial statements are prepared using the accrual method of accounting.



BASIC AND DILUTED LOSS PER SHARE
Basic and diluted loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the year. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the length of time that they were outstanding.



Outstanding options and warrants representing 8,307,594 and 250,000 shares for the years ended September 30, 2000 and 1999, respectively, have been excluded from the calculation of diluted loss per share as they would be antidilutive.



CASH AND CASH EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



COMPENSATED ABSENCES
The Company's employees are entitled to paid vacation, paid sick days and personal days off depending on job classification, length of service and other factors. The Company estimates that the amount of compensation for future absences is minimal and immaterial for the years ended September 30, 2000 and 1999 and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the cost of compensated absences when compensation is actually paid to employees.



COMPREHENSIVE INCOME (LOSS)
The Company reports comprehensive income (loss) in accordance with FASB Statement No. 130, "Reporting Comprehensive Income." Accordingly, accumulated other comprehensive income or loss is included in the Stockholders' Equity section of the Balance Sheets. Amounts are reported net of tax and include unrealized gains or losses on available for sale securities.



DERIVATIVE INSTRUMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value, at the appropriate date.



At September 30, 2000, the Company had not engaged in any transactions that would be considered derivative instruments or hedging activities.



ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



EXPLORATION STAGE ACTIVITIES
The Company has been in the exploration stage since October 1, 1996, when the Company emerged from a period of dormancy, and has no revenues from operations. The Company is primarily engaged in the acquisition and exploration of mineral properties. Should the Company locate a commercially viable reserve, the Company would expect to actively prepare the site for extraction. The Company's accumulated deficit prior to the exploration stage was $383,418.



EXPLORATION COSTS
In accordance with generally accepted accounting principles, the Company expenses exploration costs as incurred. Exploration costs expensed during the year ended September 30, 2000 were $824,415. The exploration costs expensed during the Company's exploration stage were $1,070,141.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts for cash, accounts payable, notes payable and accrued liabilities approximate their fair value.



GOING CONCERN
As shown in the accompanying financial statements, the Company has no revenues, has incurred a net loss of $2,184,439 for the year ended September 30, 2000 and has an accumulated deficit during the exploration stage of $2,984,102. These factors indicate that the Company may be unable to continue in existence in the absence of receiving additional funding.



The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.



The Company's management believes that it will be able to generate sufficient cash from public or private debt or equity financing for the Company to continue to operate based on current expense projections.



IMPAIRED ASSET POLICY
In March 1995, the Financial Accounting Standards Board issued a statement SFAS No. 121 titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts whenever events or changes in circumstances indicate that an asset may not be recoverable. Properties are acquired and recorded at fair values negotiated in arm's length transactions. Although the Company expenses as costs the exploration and maintenance of its properties and claims, if results of exploration warrant an assessment of the carrying value of a mineral property's acquisition cost, or if the Company has an indication that the recorded fair value has declined, such costs will be reviewed and any impairment will be recognized at that time.



INVESTMENT POLICIES
The Company uses the average cost method to determine the gain or loss on investment securities held as available-for-sale based upon the accumulated cost bases of specific investment accounts.



MINERAL PROPERTIES
The Company capitalizes only amounts paid in cash or stock as consideration for the acquisition of real property. Properties are acquired and recorded at fair values negotiated in arm's length transactions. Costs and fees paid to locate and maintain mining claims, or to maintain mineral rights and leases, are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



Mineral properties are periodically assessed for impairment of value and any diminution in value is charged to operations at the time of impairment. Should a property be abandoned, its unamortized capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties abandoned or sold based on the proportion of claims abandoned or sold to the claims remaining within the project area.



NON-EMPLOYEE STOCK COMPENSATION
The Company values common stock issued for services, property and investments based upon the fair market value of the common stock which reflects the most recent trading value of Company stock.



RECLASSIFICATIONS
Certain amounts from prior periods have been reclassified to conform with the current period presentation. This reclassification has resulted in no changes to the Company's accumulated deficit or net losses presented.



REVERSE STOCK SPLIT
The Company's board of directors authorized a 1 for 10 reverse stock split of its no par value common stock. (See Note 4) All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split.



SEGMENT REPORTING
The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the fiscal year ended September 30, 1999. SFAS No. 131 requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position. The Company's mining properties were not engaged in any business activity. The Company had no segments engaged in business activities at September 30, 2000 and, therefore, no segment reporting is required.



NOTE 3 - MINERAL PROPERTIES



The following describes the Company's significant mineral properties:



WYOMING PROPERTIES
During the year ended September 30, 1999, the Company entered into an agreement with General Minerals Corporation (GMC) to acquire the Lake Owen Project located in Albany County, Wyoming. The agreement with GMC entitled the Company to receive 104 unpatented mining claims in exchange for 715,996 shares of common stock, $40,000 in cash to be paid in four quarterly payments of $10,000 and $750,000 in exploration expenditure commitments to be incurred over a three-year option period. In May 2000, the Company issued an additional 129,938 shares of common stock under this agreement for the acquisition of the Lake Owen Project. (See Note 4.) The Company has capitalized $145,873 for cash paid and common stock issued to acquire this Project.



The Company has located an additional 509 unpatented mining claims in an agreed area of interest near the Lake Owen Project.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 3 - MINERAL PROPERTIES (CONTINUED)



The Company also staked and claimed six claims known as the Albany Project during the year ended September 30, 1999. These claims are located in Albany County, Wyoming.



The Company also staked and claimed 42 unpatented mining claims known as the Spruce Mountain claims and 179 unpatented mining claims known as the Centennial West claims. These claims are also located in Albany County, Wyoming.



Subsequent to the date of these financial statements, the Company located and staked 155 unpatented mining claims in Albany County, Wyoming, including 34 and 121 claims which were staked at the Douglas Creek and Keystone properties, respectively.



MONTANA PROPERTIES
During March 2000, the Company acquired an option to purchase 8 mining claims in Madison County, Montana, called the Intrepid Claims. The Company has paid $5,800 cash and issued 100,000 shares of its common stock at $0.89 per share under this option. If the Company has not terminated the agreement by November 2001, an additional 100,000 shares of its common stock will be issued. In the Company's acquisition of these claims, it has capitalized $94,800 for cash paid and common stock issued.



Additionally, the Company expensed $17,705 to stake 121 claims for the Vanguard Project. The Company has also expensed $30,425 to explore and stake 36 claims known as the McCormick Creek Project in Missoula County, Montana.



During the year ended September 30, 2000, the Company located and staked 211 claims in Stillwater County, Montana. Subsequent to the date of these financial statements, an additional 222 claims were staked and added, and 38 claims were abandoned, leaving a total of 395 claims.



OREGON PROPERTY
During the year ended September 30, 1999, the Company entered into an agreement in which it would explore and stake five claims located in Jackson County, Oregon known as the Shamrock property. All transactions have been completed and the Company has acquired title to these claims.



NEVADA PROPERTIES
During the year ended September 30, 1999, the Company entered into an agreement whereby Mountain Gold Exploration would explore and stake claims, transferring title to the Company upon completion thereof. Transactions were finalized for 13 claims known as the Hardrock Johnson Property located in Clark County, Nevada.



Subsequent to the date of these financial statements, the Company located and staked 31 unpatented claims known as the Willow Springs Claims. These claims are located in Nye County, Nevada.



CALIFORNIA PROPERTIES
The Company located 79 unpatented mining claims, known as the Pole Corral property, in Tehema County, California. The Company located 33 unpatented mining claims known as the Cisco Butte property in Placer County, California.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 3 - MINERAL PROPERTIES (CONTINUED)



CANADIAN PROPERTY
In August 2000, the Company entered into an agreement whereby Spectra Management Corporation would explore and stake five claims representing about 67,000 acres for the Company in northern Saskatchewan. This property is known as the Peter Lake Claims.



NEVADA PROPERTY
In 1997, the Company acquired the Pyramid Mine, which consists of five unpatented lode mining claims near Fallon, Nevada. The claims are within the Walker Indian Reservation and located on the site of an old bombing range. As of the date of these financial statements, no clean up has commenced on these claims. The Company is not aware of any pending requirements for clean up of hazardous materials. The Company's acquisition of Pyramid Mine was capitalized at $70,333 for cash paid and common stock issued.



The following properties were disposed of during the last two years:



IDAHO PROPERTY
In July 2000, the Company entered into an agreement with New Jersey Mining Company (New Jersey) whereby the Company received 50,000 shares of New Jersey's restricted common stock in exchange for New Jersey's opportunity to earn a 100% interest less a net smelter royalty in the Company's unpatented claims in Kootenai County, Idaho. This agreement, concerning the claims known as the Silver Strand Mine, which was part of the Company's prior silver mining activities, will require a three-year work commitment by New Jersey totaling $200,000. If the work commitment is not met, the Company will receive additional common stock of New Jersey. The Company will retain a 1.5% net smelter return until an aggregate of $50,000 in net smelter royalties have been received. Thereafter, the Company's net smelter return will decrease to 0.5%. The value of the securities received was $5,000 and the Company recognized a loss from the property's capitalized acquisition cost of $118,753.



ALASKA PROPERTY
During the year ended September 30, 1998, the Company purchased, through the issuance of 150,000 shares of its common stock, four patented mining claims known as the Rae Wallace Mine located just north of Anchorage, Alaska. The property was recorded at the fair market value of the shares paid on the date of issuance at $0.50 per share for a total purchase price of $75,000. In the year ended September 30, 1999, the Company sold the property for $20,000, resulting in a loss of $55,000. The Company retained a 2.5% net smelter return in the property, which is not valued for financial purposes.



NOTE 4 - COMMON STOCK



On February 16, 1999, the Company's board of directors authorized a 1 for 10 reverse stock split of the Company's no par value common stock. As a result of the split, 26,356,430 shares were retired. All references in the accompanying financial statements to the number of common shares and per-share amounts for the years ended September 30, 2000 and 1999 have been restated to reflect the reverse stock split.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 4 - COMMON STOCK (CONTINUED)



The Company, from time to time, issues common stock in exchange for services, as compensation or for the acquisition of assets. Such stock is recorded at the fair market value on, or as near as possible to, the date of the transaction.

During the fiscal year ended September 30, 1999, the Company issued 555,000 shares of common stock for cash valued at $41,000; 839,122 shares of common stock valued at $167,152 for consulting services; 715,996 shares of common stock valued at $89,631 for a mineral property; and 300,430 shares of common stock valued at $73,526 as officer compensation. An additional 9,210 shares of common stock were issued for a debt, investments and expenses valued at $2,763. Directors of the Company were issued 16,500 shares of common stock valued at $4,125 for compensation. Also, 50,000 shares of common stock were issued for $16,500 in prepaid expenses, 1,000 shares of common stock were issued for $250 of storage rent and 600,000 shares of common stock were issued for $180,000 in mining equipment.



During the year ended September 30, 2000, the Company issued 226,194 shares of common stock, valued at $145,490 to officers and directors, as compensation; 530,177 shares of common stock valued at $251,635 for services provided to the Company; 100,000 shares of common stock valued at $89,000 in exchange for mineral property; 200,000 shares of common stock valued at $66,000 for New Jersey Mining Company common stock; 65,285 shares of common stock valued at $21,544 as incentive fees and 11,419,009 shares of common stock for cash of $1,298,651. The Company issued 16,667 shares of common stock valued at $11,000 to an employee as part of his employment agreement. The Company also issued to General Minerals Corporation (GMC) an additional 129,938 shares valued at $16,242 as part of the deferred acquisition cost of the Lake Owens Project. In addition, the Company issued 200,000 shares of common stock valued at $120,000 as partial consideration for the termination of certain preemptive rights held by GMC.



Subsequent to September 30, 2000, during the three month period ended December 31, 2000, the Company issued 10,000 shares of common stock valued at $11,500 for services, 5,200 shares of common stock valued at $5,880 as compensation, 33,333 shares of common stock from options exercised by an employee for cash of $10,000, and 100,000 shares of common stock sold for $100,000 cash as a private placement.



NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS



The Company had a Stock Option Plan, which was initiated to encourage and enable qualified officers, directors and other key employees to acquire and retain a proprietary interest in the Company by ownership of its common stock. A total of ten percent of the currently issued and outstanding shares of the Company's common stock may be subject to, or issued pursuant to the terms of the plan. No options had been issued under the plan as of December 31, 2000, and the plan has been terminated. At the Company's Annual Meeting on February 23, 2001, the Company's shareholders approved the adoption of the 2000 Equity Incentive Plan. (See Note 13.)



None of the options described in this note was issued pursuant to a stock option plan.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS (CONTINUED)



During 1999, the Company granted various stockholders options to acquire 150,000 shares of common stock at prices varying from $0.15 to $0.35 per share as additional incentives for various stock purchases.



In February 2000, the Company granted an employee options until February 25, 2002 to acquire 33,333 shares of common stock at an exercise price of $0.30 per share as compensation. The fair value of this option estimated on the grant date using the Black-Scholes Option Price Calculation was $2,173. The employee exercised these options in October 2000.



During the fiscal year ended September 30, 2000, the Company's board of directors issued options to purchase 67,000 shares of its common stock at $0.50 per share to six retired directors. The options were based on years of service and are exercisable from April 15, 2000 to April 15, 2003. The fair value of these options estimated on the grant date using the Black-Scholes Option Price Calculation was $9,233.



As partial consideration for an amendment to the GMC option agreement, the Company granted to GMC in June 2000 a warrant to purchase 200,000 shares for $0.70 per share exercisable until June 12, 2002. The fair value of this warrant estimated on the date of issuance using the Black-Scholes Options Price Calculation was $18,000.



In the above Black-Scholes Option Price Calculations, the Company used the following assumptions to estimate fair value: the risk-free interest rate was 5.5%, volatility was 30%, and the expected life of the options varied from two to three years.



TIGRIS FINANCIAL GROUP LTD./ELECTRUM LLC
On December 29, 1999, the Company entered into a stock purchase agreement with Tigris Financial Group Ltd. under which Tigris purchased 1,000,000 shares of the Company's common stock for $100,000, was granted an option until March 28, 2000 to acquire up to an additional 3,500,000 shares of common stock for an exercise price of $0.14 per share, (or $490,000 in the aggregate), and was granted an option to purchase, for $10,000, warrants to buy an additional 6,250,000 shares of the Company's common stock at an exercise price of $0.40 per share. On March 8, 2000, Tigris assigned its rights under the stock purchase agreement to Electrum LLC.



Electrum exercised its option and acquired 3,500,000 shares of the Company's common stock in March 2000. Pursuant to the terms of the stock purchase agreement, upon exercise of this first option, Electrum was granted an option until September 25, 2000 to purchase up to an additional 4,608,000 shares of common stock at an exercise price of $0.14 per share, or $645,120 in the aggregate.



On June 27, 2000, the Company and Electrum entered into an amendment to the stock purchase agreement pursuant to which a previous option to purchase 4,608,000 shares was terminated. These options were replaced with an option until July 5, 2000 to acquire up to an additional 1,597,588 shares at $0.062 per share or $100,000 in the aggregate and, upon exercise in full of this option, an option until September 25, 2000 to acquire up to an additional 4,740,174 shares at an exercise price of $0.115 per share, or $545,120 in the aggregate. In addition, the option to purchase warrants was terminated and replaced with an option to purchase, for $10,000, warrants to buy up to 7,979,761 shares at an exercise price of $0.40 per share until September 20, 2003.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS (CONTINUED)



Electrum has exercised all of its options to purchase the Company's common stock and its option to purchase the warrant. In connection with its acquisition of those shares, Electrum assigned 3,530,174 shares and 500,000 warrants to third parties. Subsequently, Electrum has assigned an additional 2,000,000 shares and 500,000 warrants.



As of September 30, 2000, Tigris and Electrum own approximately 30% of the Company's outstanding common stock and, upon exercise of Electrum's warrants and assuming the Company has issued no other shares, would own nearly 50% of the Company's then outstanding common stock.



Electrum had certain preemptive rights, which were not exercised and have been subsequently terminated. Tigris and Electrum have the right to proportional representation on the Company's board of directors and registration rights for all of the Company's common stock acquired through this agreement held by them.



Following is a summary of the status of the options during the years ended September 30, 1999 and 2000:



                                                                           Weighted Average
                                                          Number of Shares  Exercise Price
                                                          ---------------- ---------------
Outstanding at October 1, 1998                                    180,000  $           .41
Granted                                                           150,000              .27
Exercised                                                              --               --
Forfeited                                                              --               --
Expired                                                           (80,000)             .20
                                                          ---------------  ---------------
Outstanding at September 30, 1999                                 250,000  $           .39
                                                          ===============  ===============
Options exercisable at September 30, 1999                         250,000  $           .39
                                                          ===============  ===============
Outstanding at October 1, 1999                                    250,000  $           .39
Granted                                                         9,990,595              .12
Exercised                                                      (9,962,762)             .11
Forfeited                                                              --               --
Revised                                                          (100,000)             .57
Expired                                                           (50,000)             .35
                                                          ---------------  ---------------
Outstanding at September 30, 2000                                 127,833  $           .50
                                                          ===============  ===============
Options exercisable at September 30, 2000                         127,833  $           .50
                                                          ===============  ===============

     Exercise Date
------------------------------
On or before July 19, 2001                                         15,000  $           .50
On or before February 25, 2002                                     33,333  $           .30
On or before July 19, 2002                                         12,500  $          1.00
On or before April 14, 2003                                        67,000  $           .50



In the subsequent period, the Company has issued additional warrants under consulting agreements. (See Note 13.)

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 6 - RELATED PARTY TRANSACTIONS



The Company has accrued director and officer fees in the amounts of $9,746 at September 30, 1999.



In June 2000, the Company and GMC amended the Lake Owen option agreement. Pursuant to the amendment, the Company issued 416,961 shares at an average price of $0.06 per share to GMC in connection with the exercise by GMC of preemptive rights. In addition, the Company agreed to perform an additional $15,000 of geophysical survey work on the Lake Owen project prior to December 31, 2000, issued 200,000 additional shares of common stock to GMC and granted to GMC a warrant to purchase 200,000 shares for $0.70 per share exercisable until June 12, 2002 in exchange for GMC's agreement to terminate its antidilution and preemptive rights as provided in the original Lake Owen option agreement.



In July 2000, the Company entered into an employment agreement with John Ryan, then the Chief Financial Officer, Secretary and Treasurer of the Company, under which Mr. Ryan received 3,000 shares per month of Trend common stock as compensation for his services. Mr. Ryan resigned in December 2000, and this agreement was terminated.



NOTE 7 - PROPERTY AND EQUIPMENT



Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful lives of the assets are expensed as incurred. Depreciation of property and equipment, including vehicles, is being calculated using the straight-line method over the expected useful lives of five years of the assets. Depreciation expense for the years ended September 30, 2000 and 1999 was $10,823 and $288, respectively. The following is a summary of property, equipment, and accumulated depreciation.



                                       September 30,          September 30,
                                           2000                    1999
                                   --------------------    --------------------
Furniture and Equipment            $             51,258    $              1,285
Less: Accumulated Depreciation                  (11,081)                   (288)
                                   --------------------    --------------------
                                   $             40,177    $                997
                                   ====================    ====================



NOTE 8 - INVESTMENTS



The Company's securities investments are classified as available for sale securities which are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. The Company has no securities which are classified as trading securities.



The Company recognized a charge for other comprehensive loss of $38,314 for the year ended September 30, 2000, while the Company recognized a loss in other comprehensive income for change in market value of investments of $79,179 for the year ended September 30, 1999.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 8 - INVESTMENTS (CONTINUED)



Available-for-sale securities consist of common stock stated at fair value and are summarized as follows:



                                       September 30,          September 30,
         Investment                        2000                    1999
-------------------------          --------------------    --------------------
New Jersey Mining Company          $            107,250    $             94,000
Royal Silver Mines, Inc.                             --                   2,750
                                   --------------------    --------------------
                                   $            107,250    $             96,750
                                   ====================    ====================



NOTE 9 - NOTES PAYABLE



Following is a summary of long-term debt at September 30, 2000:

         Note payable to First Security Bank, N.A
                  Interest at 14.99%, secured by
                  1989 Chevrolet, payable in monthly
                  installments of $179 through
                  February 28, 2003                                    $  4,339

         Note payable to First Security Bank, N.A
                  Interest at 14.99%, secured by
                  1995 Ford F-250, payable in
                  monthly installments of $231
                  through April 7, 2005                                   9,042
                                                                       --------

                  Total notes payable                                    13,381
                  Less: Current maturities included in
                             current liabilities                         (2,992)
                                                                       --------
                                                                       $ 10,389
                                                                       --------

Following are the maturities of long-term debt for each of the next five years:

      2001                                                             $  2,992
      2002                                                                3,608
      2003                                                                2,884
      2004                                                                2,345
      2005                                                                1,552
                                                                       --------
                                                                       $ 13,381
                                                                       ========

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 10 - INCOME TAXES



At September 30, 2000, the Company has accumulated operating losses approximating $2,000,000. These operating losses may be offset against future taxable income, however there is no assurance that the Company will have income in the future. Accordingly, the potential tax benefit of the net operating loss carryforward is offset by a valuation allowance of the same amount. The Company's ability to utilize these net operating loss carryforwards may be limited by ownership changes.



The Company had not filed a tax return for year ended September 30, 1999, and was considered deficient with respect to that filing. In March 2001, the Company filed its Federal Income Tax Returns for the years ended September 30, 2000 and 1999. The above operating losses carried forward to the income tax returns, and it is unlikely that the Internal Revenue Service will impose penalties for underpayment of income taxes. However, the Company may be subject to failure to timely file penalties that are considered immaterial to these financial statements. No provision for the recoverability of tax benefits has been reported in the financial statements of the Company, due to their uncertainty.



NOTE 11 - COMMITMENTS AND CONTINGENCIES



LAKE OWEN OPTION AGREEMENT
In July 1999, the Company executed an option agreement with General Minerals Corporation (hereinafter "GMC") wherein the Company can earn a 100% interest in a mineral property in Albany County, Wyoming in exchange for its payment of exploration expenditures during the three-year option period, which commenced on July 27, 1999. Under the agreement, the Company is obligated to spend $750,000 on exploration expenditures for this project, commonly known as the Lake Owen property, during the option period, with no less than $150,000 of such expenditures to be made within the first year. This agreement was amended in June 2000 to include $15,000 of geophysical survey work, which should be completed by December 31, 2000.



In consideration for the aforementioned option, the Company paid GMC $40,000 in cash and issued to GMC 715,996 shares in 1999 and 129,938 shares in 2000. In connection with the exercise and termination of certain preemptive rights, GMC acquired 616,961 shares and a warrant for an additional 200,000 shares.




In connection with a modification of the original GMC agreement, the Company issued 200,000 shares and warrants to acquire 200,000 additional shares at an exercise price of $0.70 per share expiring on June 12, 2002.




INTREPID OPTION AGREEMENT
In May 2000, the Company entered into a three year lease and option agreement under which it has the right to acquire a 100% interest in the eight Intrepid claims. Upon entering the agreement, the Company paid the claim owners $5,800 and 100,000 shares of common stock. The Company is obligated to make exploration expenditures of at least $10,000 by September 30, 2001, $15,000 by March 4, 2002 and $15,000 by March 4, 2003. In addition, the Company must make advance royalty payments of $10,000 by March 4, 2001, $25,000 by March 4, 2002 and $35,000 for
each year thereafter.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)



During the option period, the Intrepid claims are subject to a net smelter royalty of 3% on all ores produced and sold from the Intrepid claims. The Company has the right to exercise the purchase option at any time for a total purchase price of $320,000, with any advance royalty payments to be credited against the purchase price, and the claim holders retaining a 0.5% net smelter royalty. The Company has agreed to issue an additional 100,000 shares to the claim holders if it has not terminated the agreement by November 2001.



LEASE AGREEMENTS
The Company rents office facilities in Coeur d'Alene, Idaho on a month-to-month basis for $350 per month. Total rents paid during the year ended September 30, 2000 were $3,150.



Subsequent to the date of these financial statements in October 2000, the Company entered into a lease for its executive offices in Coeur d'Alene. The lease has a three-year term with monthly rent of $2,656 in addition to a $2,656 security deposit. The Company has the option to extend the lease for an additional two years at a monthly rent of $2,921.



In July 2000, the Company entered into a new lease agreement for additional office facilities in Reno, Nevada. The agreement is a two year lease and calls for monthly payments of $1,725 during the first year and $1,775 during the second year in addition to a $350 security deposit. Prior to the signing of this lease, the Company had occupied the facilities on a month-to-month basis for $1,714 per month. Total rents during the year ended September 30, 2000 were $3,438.



The minimum lease payment maturities to be paid for three years based upon year ending September 30 are as follows:



                       2001                          $    52,572
                       2002                               47,397
                       2003                               31,872
                                                     -----------
                       Total                         $   131,841
                                                     ===========



NOTE 12 - DISPOSAL AND IMPAIRMENT OF ASSETS



In late 1998, the Company acquired mining equipment valued at $180,000 in exchange for 600,000 shares of common stock with a value of $0.30 per share. Most of this equipment was sold during the year ending September 30, 1999 for $32,300, resulting in a realized loss of $129,700. In addition, an impairment of $14,000, representing the excess of the $18,000 carrying value of the remaining equipment over its fair value of $4,000, was included in the loss on disposition and impairment of assets charged to operations in the year ended September 30, 1999. The Company also recognized a loss of $55,000 on the sale of the Rae Wallace Mine, which had been acquired during 1998 for $75,000 in common stock and was sold in 1999 for $20,000. In addition, the Company sold miscellaneous equipment in 1999, recognizing $7,026 in additional gains. (See Note 3.)

During the year ended September 30, 2000, the Company recognized a loss of $118,753 on the sale of the Silver Strand Mine, for which it received New Jersey Mining Company stock valued at $5,000 and retained a royalty. The mine had been acquired for common stock in 1984. (See Note 3.)

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 13 - SUBSEQUENT EVENTS



CONSULTING AGREEMENTS
On November 17, 2000, the Company entered into a consulting agreement with R. H. Barsom Company, Inc., under which the consultant would perform certain services for the Company until June 30, 2001, for an advance fee of $100,000 and 180,000 shares of common stock. In early January 2001, the Company and the consultant agreed to terminate the agreement. In connection with the termination, the consultant surrendered the 180,000 shares of common stock and received warrants to purchase 180,000 shares of the Company's common stock at $1.50 per share, exercisable until January 2003.



On November 8, 2000, effective November 1, 2000, the Company entered into a 24-month agreement with Eurofinance Inc. under which the entity would assist the Company with certain investment community matters in return for a monthly fee of $5,000, plus expenses, and warrants to purchase 820,000 shares of common stock. The warrants were exercisable until November 1, 2005. In early January 2001, this agreement was terminated, with the Company no longer obligated for the remaining monthly fees, and only the warrant for 250,000 shares that vested on November 1, 2000 remains outstanding.



On October 31, 2000, the Company entered into a consulting agreement with Mr. Brian Miller under which Mr. Miller would perform certain services for the Company. Under this agreement, Mr. Miller received cash for his services and was granted 10,000 shares of common stock effective at the earlier of December 31, 2000 or the termination of the consulting arrangement. Mr. Miller satisfied his responsibilities under the agreement, and the 10,000 shares of common stock were issued on January 2, 2000.



MINERAL PROPERTIES
Subsequent to the date of these financial statements, the Company acquired additional properties. (See Note 3.)



RELATED PARTY LOANS
In November 2000, the Company borrowed $135,000 from Electrum. The loan bears interest at an annual rate of 5% and is due on the earlier of December 1, 2005 or upon the Company's completion of a public or private debt or equity financing.



In December 2000, the Company entered into an agreement with Electrum under which Electrum has borrowed $200,000 of $250,000 available. The funds obtained under this agreement bear interest at 8%, and repayment is due on the earlier of June 30, 2001 or upon the Company's completion of a public or private debt or equity financing.




In connection with these loan agreements, in February 2001, the Company granted to Electrum warrants to purchase 285,000 shares of its common stock at $1.50 per share, exercisable through September 30, 2003. Electrum may also elect to be repaid the total amounts outstanding under both loans in "units" of Trend securities, at the rate of one unit per each dollar owed. Each unit would consist of one share of common stock and a warrant to purchase one share of common stock at $1.50 per share, exercisable through September 30, 2003. Electrum has agreed that at least $100,000 of the November 2000 loan will be repaid in units.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 13 - SUBSEQUENT EVENTS (CONTINUED)




On March 12, the Company entered into an agreement with Electrum under which the Company borrowed an additional $50,000 to fund its operating costs, on the same interest and repayment terms as the loans under the December loan agreement. Under this agreement, in March 2001, the Company granted to Electrum warrants to purchase 50,000 shares of its common stock at $1.50 per share, exercisable through September 30, 2006. The Company also agreed to extend through September 30, 2006 the expiration dates of the warrants to acquire 6,979,761 shares issued under the stock purchase agreement and the warrants to acquire 285,000 shares issued under the December loan agreement.




REINCORPORATION AND EQUITY INCENTIVE PLAN
On February 23, 2001, the Annual Meeting of the Shareholders was held and the following matters were approved:

REORGANIZATION AND REINCORPORATION
The Shareholders approved the reincorporation of the Company as a Delaware corporation pursuant to an agreement and plan of merger dated January 26, 2001. As a Delaware company, Trend will have 100,000,000 shares of authorized common stock with a par value of $0.01 per share, and 20,000,000 shares of authorized preferred stock with a par value of $0.01, with rights and preferences to be determined by the Company's Board of Directors. One share of Series A preferred stock will be created and issued to Mr. Kaplan and will require the holder's approval of all subsequent stock and equity issuances until such time as none of Mr. Kaplan, Electrum LLC and Mr. Edelman beneficially owns more than twenty percent of the Company's outstanding stock. Holders of the Company's common stock will vote on the continued existence of the Series A preferred stock at each subsequent annual meeting. If the Series A preferred stock is not continued, the outstanding share of Series A preferred stock will convert to one share of common stock.

2000 EQUITY INCENTIVE PLAN
The Shareholders approved the adoption of the 2000 Equity Incentive Plan and the reservation of 5,000,000 shares of Common Stock for distribution under the plan. These shares and options to acquire those shares may be granted to the Company's employees (including officers), directors and consultants. The plan will terminate on January 4, 2011. The exercise price of options granted under this plan will not be less than the fair market price on the date of grant and in some cases not less than 110% of the fair market price. The term, vesting schedule, transfer restrictions and termination are to be determined by the Company's Board of Directors.

On February 23, 2001, the Company issued under the plan to its five non-employee directors an aggregate of 75,000 shares of common stock and options to acquire 75,000 shares with an exercise price of $0.80 per share exercisable until February 23, 2004. The Company also issued under the plan to its employees (including officers) options to acquire 1,125,000 shares with an exercise price of $0.80 per share exercisable until February 23, 2004.

INTREPID CLAIMS
In March 2001, the Company and the holders of the Intrepid claims agreed to replace the March $10,000 advance royalty payment with a $9,000 payment due May 11, 2001. In connection with this agreement, the Company issued to the holders 3,000 shares of common stock on March 11 with an aggregate value of $2,400.



NOTE 14 - CORRECTIONS OF ERRORS INCLUDED IN PREVIOUSLY ISSUED FINANCIAL
STATEMENTS



The Company has made the following corrections to previously filed financial statements for changes in accounting estimates and policies which are being accounted for as corrections of errors.



For the year ended September 30, 1998, the Company corrected its stock records for the issuance of 9,000 shares of common stock valued at $4,500 with adjustments to common stock and accumulated deficit. Also, the Company corrected its treatment of certain capitalized organizational expenses of $31,520 by charging to income after operations as a correction and change in accounting policy.



The Company considered its silver and gold operations as discontinued, but after further review determined that since these operations did not represent a distinct segment, it was not appropriate to account for them as discontinued operations. Changes made to previously filed financial statements for the year ended September 30, 1999 have been reversed and restated as results from continuing operations and dispositions of assets where appropriate.



For the year ended September 30, 1999, the Company made the following corrections:



COMMON STOCK:
The Company received a payment of $1,000, which was recorded as a stock purchase and should have been treated as miscellaneous income. The Company also duplicated its recording of stock issued for certain consulting services which, based upon prior valuations, had overvalued stock issuances by $11,503.



STOCK OPTIONS:
The Company originally omitted valuing certain stock options issued to a third party. The terms and conditions of these options, after review, were deemed to have a value of $2,659 using a Black-Scholes Option Price Calculation, which was recognized as a financing cost to the Company.



MINERAL PROPERTIES:
Previously the Company capitalized $14,529 in exploration costs, which should have been expensed under accounting policies generally accepted in the United States. The Company also did not include in its acquisition costs of its Lake Owen claims certain deferred acquisition costs of $16,242 that should have been capitalized at the original purchase date.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 14 - CORRECTIONS OF ERRORS INCLUDED IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)



ACCRUED EXPENSE:
The Company had expenses associated with acquiring certain mineral claims that had not been recorded in the appropriate period totaling $14,470.



NOTES PAYABLE & DEFERRED MINERAL ACQUISITION COSTS:
A portion of the Company's commitments for the Lake Owen Acquisition was originally recorded as a Note Payable and was subsequently reclassified as a deferred acquisition commitment of $30,000.



The Company has made all of the appropriate changes and disclosures for the above correction. The financial statements and notes thereto have been changed to reflect the increase in accumulated deficit and net losses for 1999 and 1998 of $19,155 and $36,020, respectively.



NOTE 15 - CORRECTIONS OF ESTIMATES IN PREVIOUSLY FILED FINANCIAL STATEMENTS



The Company changed its method of determining the fair market value of certain stock and warrant issuances. The effect of this change on the years ended September 30, 2000 and 1999 are as follows:



                                                          For year ended September 30
                                                               2000       1999
                                                          ---------------------------
Mineral properties correction in value                       $ 59,000   $     --
Investments correction in value                                40,000         --
Services and associated expenses                              255,660    104,820
Compensation                                                   63,520     34,526
                                                             --------   --------
Change in valuation of common stock issued                    418,180    139,346
                                                             --------   --------
Value of warrant issued for modification of
  terms of agreement                                           18,000    139,346
                                                             --------   --------
Total corrections in value                                    436,180    139,346
                                                             --------   --------
Less: Correction in mineral property value                     59,000         --
      Correction in investment                                 40,000         --
                                                             --------   --------
Increase in net loss and accumulated deficit from the
  exploration stage                                          $337,180   $139,346
                                                             ========   ========

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000



NOTE 15 - CORRECTIONS OF ESTIMATES IN PREVIOUSLY FILED FINANCIAL STATEMENTS (CONTINUED)



The below information summarizes the effect on loss from operations, net loss and loss per share for the corrections in estimates in Note 15 and the correction of errors from Note 14.



Loss from operations as previously reported         $(1,725,980)    $  (370,537)
Correction of errors                                   (121,279)        (63,662)
Correction of estimates                                (337,180)       (139,346)
                                                    -----------     -----------
Loss from operations as corrected                    (2,184,439)       (573,845)
                                                    ===========     ===========
Net loss as previously reported                      (1,847,359)       (434,199)
Correction of estimates                                (337,180)       (139,346)
                                                    -----------     -----------
Net loss as corrected                                (2,184,439)       (573,545)
                                                    ===========     ===========
Loss per share as previous reported                 $      (.18)    $      (.14)
Correction of estimates                                    (.03)           (.05)
                                                    -----------     -----------
Loss per share as corrected                         $      (.21)    $      (.19)
                                                    ===========     ===========



The above changes and their effects on the financial statements are discussed in the appropriate notes to the restated financial statements.

The Board of Directors
Trend Mining Company
(Formerly Silver Trend Mining Company)
Coeur d'Alene, Idaho



                           ACCOUNTANT'S REVIEW REPORT



We have reviewed the accompanying balance sheet of Trend Mining Company (formerly Silver Trend Mining Company) (an exploration stage company) as of December 31, 2000 and the related statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for the three months then ended, and for the period from October 1, 1996 (inception of exploration stage) to December 31, 2000. All information included in these financial statements is the representation of the management of Trend Mining Company.



We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.



Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



The financial statements for the year ended September 30, 2000 were audited by us and we expressed an unqualified opinion on them in our report originally dated December 15, 2000. Except for procedures concerning corrections as discussed in Notes 14 and 15, we have not performed any auditing procedures since that date.



The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



As discussed in Notes 14 and 15 to the financial statements, certain errors in the valuing of stock transactions and other matters have been corrected by management of the Company during the current year. The effect of these errors is summarized in Note 15 and results in an understatement of net losses for the years ended September 30, 2000 and 1999 of $337,180 and $139,346, respectively. The effect of these corrections for the quarter ending December 31, 2000 was an understatement of net loss by $2,374. Accordingly, an adjustment has been made to accumulated deficit to correct for these errors.



Williams & Webster, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
Spokane, Washington



February 16, 2001 (Except for Notes 14 and 15, as to which the date is March 15, 2001.)

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                                 BALANCE SHEETS



                                                                          December 31,
                                                                              2000      September 30,
                                                                          (Unaudited)       2000
                                                                           (Restated)     (Restated)
                                                                           -----------    -----------
ASSETS

CURRENT ASSETS
    Cash                                                                   $    34,094    $   102,155
    Prepaid expenses                                                             3,424          1,725
    Equipment held for resale                                                    4,000          4,000
                                                                           -----------    -----------
       Total Current Assets                                                     41,518        107,880
                                                                           -----------    -----------
MINERAL PROPERTIES                                                             311,006        311,006
                                                                           -----------    -----------
PROPERTY AND EQUIPMENT, net of depreciation                                     35,690         40,177
                                                                           -----------    -----------
OTHER ASSETS
    Investments                                                                 98,820        107,250
                                                                           -----------    -----------
TOTAL ASSETS                                                               $   487,034    $   566,313
                                                                           ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Accounts payable                                                       $   474,871    $   323,228
    Accounts payable to directors and officers                                  30,795         11,100
    Accrued expenses                                                             7,639         19,447
    Note payable to stockholder                                                285,000             --
    Current portion of long-term debt                                            3,166          2,992
                                                                           -----------    -----------
       Total Current Liabilities                                               801,471        356,767
                                                                           -----------    -----------
LONG-TERM DEBT, net of current portion                                           9,471         10,389
                                                                           -----------    -----------
COMMITMENTS AND CONTINGENCIES                                                       --             --
                                                                           -----------    -----------
STOCKHOLDERS' EQUITY(DEFICIT)
    Common stock, no par value, 30,000,000 shares authorized;
      18,381,309 and 18,232,776 shares issued and outstanding,
      respectively                                                           3,654,578      3,525,025
    Stock options and warrants                                                 147,592         42,065
    Pre-exploration stage accumulated deficit                                 (383,418)      (383,418)
    Accumulated deficit during exploration stage                            (3,731,972)    (2,984,102)
    Accumulated other comprehensive income                                     (10,688)          (413)
                                                                           -----------    -----------
       TOTAL STOCKHOLDERS' EQUITY(DEFICIT)                                    (323,908)       199,157
                                                                           -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)                        $   487,034    $   566,313
                                                                           ===========    ===========



              See accompanying notes and accountant's review report

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                 STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS



                                                                                      For the Period
                                                                                      From October 1,
                                                       For the Three Months Ended     1996 (Inception
                                                       ----------------------------  of Exploration
                                                       December 31,    December 31,      Stage) to
                                                           2000            1999      December 31, 2000
                                                       (Unaudited)      (Unaudited)     (Unaudited)
                                                        (Restated)      (Restated)      (Restated)
                                                       ------------    ------------    ------------
REVENUES                                               $         --    $         --    $         --
                                                       ------------    ------------    ------------

EXPENSES
     Mineral property expense                               104,044          60,033       1,174,185
     General and administrative                             403,294          89,464       1,035,796
     Officers and directors compensation                     73,020          35,634         465,561
     Legal and professional                                 157,675           6,316         542,355
     Depreciation                                             4,487             100          15,598
                                                       ------------    ------------    ------------
         Total Expenses                                     742,520         191,547       3,233,495
                                                       ------------    ------------    ------------
OPERATING LOSS                                             (742,520)       (191,547)     (3,233,495)
                                                       ------------    ------------    ------------
OTHER INCOME (EXPENSE)
     Dividend and interest income                               108              25           6,447
     Loss on disposition and impairment of assets                --              --        (311,979)
     Gain (loss) on investment sales                         (3,500)          5,420          (2,191)
     Financing expense                                           --              --        (193,723)
     Interest expense                                        (1,958)             --          (3,609)
     Miscellaneous income                                        --             100           6,578
                                                       ------------    ------------    ------------
         Total Other Income (Expense)                        (5,350)          5,545        (498,477)
                                                       ------------    ------------    ------------
LOSS BEFORE INCOME TAXES                                   (747,870)       (186,002)     (3,731,972)

INCOME TAXES                                                     --              --              --
                                                       ------------    ------------    ------------
NET LOSS                                                   (747,870)       (186,002)     (3,731,972)
                                                       ------------    ------------    ------------
OTHER COMPREHENSIVE LOSS
     Change in market value of investments                  (10,275)        (16,064)        (87,768)
                                                       ------------    ------------    ------------
NET COMPREHENSIVE LOSS                                 $   (758,145)   $   (202,066)     (3,819,740)
                                                       ============    ============    ============
BASIC AND DILUTED NET LOSS PER SHARE                   $      (0.04)   $      (0.03)   $      (0.45)
                                                       ============    ============    ============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING     18,288,419       5,496,290       8,267,529
                                                       ============    ============    ============



              See accompanying notes and accountant's review report

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)




                                                              Common Stock
                                                       ---------------------------  Stock                         Other
                                                        Number                    Options and    Accumulated   Comprehensive
                                                       Of Shares      Amount       Warrants        Deficit        Income
                                                     -----------    -----------   -----------    -----------    -----------
Balance, October 1, 1996                               1,754,242    $   680,760   $        --    $  (383,418)   $        --

Common stock issuances as follows:
   - for cash at $0.50 per share                         200,000        100,000            --             --             --
   - for payment of liabilities and expenses at
       $0.50 per share                                    45,511         22,756            --             --             --
Net loss for the year ended September 30, 1997                --             --            --       (109,614)            --
                                                     -----------    -----------   -----------    -----------    -----------
Balance, September 30, 1997                            1,999,753        803,516            --       (493,032)            --

Common stock issuances as follows:
   - for mineral property at $0.50 per share             150,000         75,000            --             --             --
   - for lease termination at $0.50 per share             12,000          6,000            --             --             --
   - for debt at $0.50 per share                          80,000         40,000            --             --             --
   - for cash at $0.20 per share                           7,500          1,500            --             --             --
   - for compensation at $0.50 per share                   9,000          4,500            --             --             --

Net loss for the year ended September 30, 1998                --             --            --       (116,504)            --

Other comprehensive income                                    --             --            --             --        117,080
                                                     -----------    -----------   -----------    -----------    -----------
Balance, September 30, 1998                            2,258,253        930,516            --       (609,536)       117,080

Common stock issuances as follows:
   - for cash at an average of $0.07 per share           555,000         41,000            --             --             --
   - for prepaid expenses at $0.33 per share              50,000         16,500            --             --             --
   - for consulting services at an average of
       $0.20 per share                                   839,122        167,152            --             --             --
   - for mineral property at $0.13 per share             715,996         89,631            --             --             --
   - for officers' compensation at an average of
       $0.24 per share                                   300,430         73,526            --             --             --
   - for debt, investment and expenses at $0.30
       per share                                           9,210          2,763            --             --             --
   - for directors' compensation at an average of
       $0.25 per share                                    16,500          4,125            --             --             --
   - for rent at $0.25 per share                           1,000            250            --             --             --
   - for equipment at $0.30 per share                    600,000        180,000            --             --             --

Issuance of stock options for financing activities            --             --         2,659             --             --

Net loss for the year ended September 30, 1999                --             --            --       (573,545)            --

Other comprehensive loss                                      --             --            --             --        (79,179)
                                                     -----------    -----------   -----------    -----------    -----------
Balance, September 30, 1999                            5,345,511      1,505,463         2,659     (1,183,081)        37,901

Common stock and option issuances as follows:
   - for employee, officer and director
       compensation at an average of
       $0.61 per share                                   231,361        142,760        11,406             --             --
   - for officers' and directors' compensation
       at an average of $1.19 per share                   11,500         13,730            --             --             --
   - for services at an average of $0.47 per share       530,177        251,635            --             --             --
   - for mineral property at $0.89 per share             100,000         89,000            --             --             --
   - for investments at $0.33 per share                  200,000         66,000            --             --             --
   - for cash at an average of $0.11 per share        11,419,009      1,298,651            --             --             --
   - for incentive fees at $0.33 per share                65,285         21,544            --             --             --
   - for deferred mineral property acquisition
       costs at $0.13 per share                          129,938         16,242            --             --             --
   - for modification of stockholder agreement
       at $0.60 per share                                200,000        120,000        18,000             --             --

Cash received for the issuance of common stock
   warrants for 7,979,761 shares of stock                     --             --        10,000             --             --

Miscellaneous common stock adjustments                        (5)            --            --             --             --

Net loss for the year ended September 30, 2000                --             --            --     (2,184,439)            --

Other comprehensive loss                                      --             --            --             --        (38,314)
                                                     -----------    -----------   -----------    -----------    -----------
Balance, September 30, 2000                           18,232,776    $ 3,525,025   $    42,065    $(3,367,520)   $      (413)
                                                     -----------    -----------   -----------    -----------    -----------


                                                        Restated


                                                          Total
                                                       -----------
Balance, October 1, 1996                               $   297,342

Common stock issuances as follows:
   - for cash at $0.50 per share                           100,000
   - for payment of liabilities and expenses at
       $0.50 per share                                      22,756
Net loss for the year ended September 30, 1997            (109,614)
                                                       -----------
Balance, September 30, 1997                                310,484

Common stock issuances as follows:
   - for mineral property at $0.50 per share                75,000
   - for lease termination at $0.50 per share                6,000
   - for debt at $0.50 per share                            40,000
   - for cash at $0.20 per share                             1,500
   - for compensation at $0.50 per share                     4,500

Net loss for the year ended September 30, 1998            (116,504)

Other comprehensive income                                 117,080
                                                       -----------

Balance, September 30, 1998                                438,060

Common stock issuances as follows:
   - for cash at an average of $0.07 per share              41,000
   - for prepaid expenses at $0.33 per share                16,500
   - for consulting services at an average of
       $0.20 per share                                     167,152
   - for mineral property at $0.13 per share                89,631
   - for officers' compensation at an average of
       $0.24 per share                                      73,526
   - for debt, investment and expenses at $0.30
       per share                                             2,763
   - for directors' compensation at an average of
       $0.25 per share                                       4,125
   - for rent at $0.25 per share                               250
   - for equipment at $0.30 per share                      180,000

Issuance of stock options for financing activities           2,659

Net loss for the year ended September 30, 1999            (573,545)

Other comprehensive loss                                   (79,179)
                                                       -----------
Balance, September 30, 1999                                362,942

Common stock and option issuances as follows:
   - for employee, officer and director
       compensation at an average of
       $0.61 per share                                     154,166
   - for officers' and directors' compensation
       at an average of $1.19 per share                     13,730
   - for services at an average of $0.47 per share         251,635
   - for mineral property at $0.89 per share                89,000
   - for investments at $0.33 per share                     66,000
   - for cash at an average of $0.11 per share           1,298,651
   - for incentive fees at $0.33 per share                  21,544
   - for deferred mineral property acquisition
       costs at $0.13 per share                             16,242
   - for modification of stockholder agreement
       at $0.60 per share                                  138,000

Cash received for the issuance of common stock
   warrants for 7,979,761 shares of stock                   10,000

Miscellaneous common stock adjustments                          --

Net loss for the year ended September 30, 2000          (2,184,439)

Other comprehensive loss                                   (38,314)
                                                       -----------
Balance, September 30, 2000                            $   199,157
                                                       -----------



              See accompanying notes and accountant's review report

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                  (CONTINUED)




                                                              Common Stock
                                                       ---------------------------  Stock                         Other
                                                        Number                    Options and    Accumulated   Comprehensive
                                                       Of Shares      Amount       Warrants        Deficit        Income
                                                     -----------    -----------   -----------    -----------    -----------
Balance, October 1, 2000                              18,232,776    $ 3,525,025   $    42,065    $(3,367,520)   $      (413)

Common stock and option issuances as follows:
   - for cash of $1.00 per share                         100,000        100,000            --             --             --
   - for cash and services from
       options for $0.37 per share                        33,333         12,173        (2,173)            --             --
   - for services at $1.15 per share                      10,000         11,500            --             --             --
   - for compensation at $1.13 per share                   5,200          5,880            --             --             --

Warrants issued for services                                  --             --       107,700             --             --

Net loss for the period ended
   December 31, 2000 (unaudited)                              --             --            --       (747,870)            --

Other comprehensive loss                                      --             --            --             --        (10,275)
                                                     -----------    -----------   -----------    -----------    -----------
Balance, December 31, 2000 (unaudited)                18,381,309    $ 3,654,578   $   147,592    $(4,115,390)   $   (10,688)
                                                     ===========    ===========   ===========    ===========    ===========

                                                        Restated


                                                          Total
                                                       -----------
Balance, October 1, 2000                               $   199,157

Common stock and option issuances as follows:
   - for cash of $1.00 per share                           100,000
   - for cash and services from
       options for $0.37 per share                          10,000
   - for services at $1.15 per share                        11,500
   - for compensation at $1.13 per share                     5,880

Warrants issued for services                               107,700

Net loss for the period ended
   December 31, 2000 (unaudited)                          (747,870)

Other comprehensive loss                                   (10,275)
                                                       -----------
Balance, December 31, 2000 (unaudited)                 $  (323,908)
                                                       ===========



              See accompanying notes and accountant's review report

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS



                                                                                            For the Period
                                                                                            From October 1,
                                                             For the Three Months Ended     1996 (Inception
                                                            ----------------------------    of Exploration
                                                            December 31,    December 31,      Stage) to
                                                                2000            2000       December 31, 2000
                                                             (Unaudited)      (Unaudited)     (Unaudited)
                                                             (Restated)     (Restated)         (Restated)
                                                             -----------    -----------    -----------------
Cash flows from operating activities:
    Net loss                                                 $  (747,870)   $  (186,002)      $(3,731,972)
    Adjustments to reconcile net income (loss) to net
      cash used by operating activities:
           Depreciation                                            4,487            100            15,598
           Loss (gain) on investment sales                         3,500             --             7,347
           Loss on disposition and impairment of assets               --             --           311,979
           Common stock issued for services and expenses          11,500        101,272           476,714
           Common stock and options issued as compensation         5,880             --           255,927
           Stock options issued for financing activities              --             --             2,659
           Common stock and warrants  issued for agreement
              modification                                            --             --           138,000
           Warrants issued for consulting fees                   107,700             --           107,700
           Common stock issued for incentive fees                     --             --            21,544
    Changes in assets and liabilities:
       Accounts receivable                                            --          1,000                --
       Related party receivable                                       --         (4,784)               --
       Inventory                                                      --             --             3,805
       Prepaid expenses                                           (1,699)            --            (3,424)
       Accounts payable                                          163,001         22,860           487,066
       Accrued expenses                                          (11,808)         4,434             7,639
                                                             -----------    -----------       -----------
    Net cash used in operating activities                       (465,309)       (61,120)       (1,899,418)
                                                             -----------    -----------       -----------

    Cash flows from investing activities:
       Payment of deposit                                             --             --            (1,000)
       Return of deposit                                              --             --             1,000
       Proceeds from sale of equipment                                --             --            33,926
       Proceeds from sale of mineral property                         --             --            20,000
       Purchase of furniture & equipment                              --             --           (37,195)
       Payments for mineral properties and acquisition
         costs                                                        --        (10,000)          (45,800)
       Proceeds of investments sold                                2,992         36,685            74,279
                                                             -----------    -----------       -----------
    Net cash provided by investing activities                      2,992         26,685            45,210
                                                             -----------    -----------       -----------

Cash flows from financing activities:
    Payments on notes payable and short term borrowings             (744)            --            (3,456)
    Sale of warrants for common stock                                 --             --            10,000
    Proceeds from short-term borrowings                          285,000          2,000           327,000
    Sale of common stock, subscriptions and exercise of
      options                                                    110,000        105,000         1,551,151
                                                             -----------    -----------       -----------
Net cash provided by financing activities                        394,256        107,000         1,884,695
                                                             -----------    -----------       -----------

NET INCREASE (DECREASE) IN CASH                                  (68,061)        72,565            30,487

CASH, BEGINNING OF YEAR                                          102,155          8,998             3,607
                                                             -----------    -----------       -----------
CASH, END OF YEAR                                            $    34,094    $    81,563       $    34,094
                                                             ===========    ===========       ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
    Interest paid                                            $       369    $        --       $     2,020
    Taxes paid                                               $        --    $        --       $        --

NON-CASH FINANCING ACTIVITIES:
    Common stock issued for acquisition of mineral
      properties                                             $        --    $        --       $   269,873
    Common stock issued for acquisition of mining
      equipment                                              $        --    $        --       $   180,000
    Common stock issued for services and expenses            $    11,500    $   101,272       $   476,714
    Common stock issued for investment                       $        --    $        --       $    67,000
    Common stock issued for debt                             $        --    $        --       $    40,842
    Deferred acquisition costs on mining property            $        --    $        --       $    46,242
    Stock options issued for financing activities            $        --    $        --       $     2,659
    Warrants issued for consulting fees                      $   107,700    $        --       $   107,700
    Common stock issued for incentive fees                   $        --    $        --       $    21,544
    Common stock and warrants issued for agreement
      modifications                                          $        --    $        --       $   138,000
    Common stock and options issued as compensation          $     5,880    $        --       $   255,927
    Purchase of equipment with financing agreement           $        --    $        --       $    14,093
    Investments received for mineral property                $        --    $        --       $     5,000



              See accompanying notes and accountant's review report

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS



Trend Mining Company (formerly Silver Trend Mining Company) ("the Company") was incorporated on September 7, 1968 under the laws of the State of Montana for the purpose of acquiring, exploring and developing mining properties. From 1984 to 1997, the Company was dormant. In November 1998, the Company discontinued development of silver and gold properties and changed its focus to exploration of platinum and palladium related metals. In February 1999, the Company changed its name from Silver Trend Mining Company to Trend Mining Company to better reflect the Company's change of focus to the platinum group of metals. The Company conducts operations primarily from its offices in Coeur d'Alene, Idaho. The Company has elected a September 30 fiscal year-end. As part of the Company's Annual Meeting held on February 23, 2001, the stockholders approved reincorporation of the Company as a Delaware corporation. (See Note 13.)



The Company is actively seeking additional capital and management believes that additional stock can be sold to enable the Company to continue to fund its property acquisition and platinum group metals exploration activities. However, management is unable to provide assurances that it will be successful in obtaining sufficient sources of capital.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes rely on the integrity and objectivity of the Company's management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.



ACCOUNTING METHOD
The Company's financial statements are prepared using the accrual method of accounting.



BASIC AND DILUTED LOSS PER SHARE
Basic and diluted loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the year. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the length of time that they were outstanding.



Outstanding options and warrants representing 8,704,261 shares and 10,000,000 shares, respectively, for the three months ended December 31, 2000 and 1999, have been excluded from the calculation of diluted loss per share as they would be antidilutive.



CASH AND CASH EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



COMPENSATED ABSENCES
The Company's employees are entitled to paid vacation, paid sick days and personal days off depending on job classification, length of service and other factors. The Company estimates that the amount of compensation for future absences is minimal and immaterial for the period ended December 31, 2000 and the year ended September 30, 2000 and, accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the cost of compensated absences when compensation is actually paid to employees.



COMPREHENSIVE INCOME (LOSS)
The Company reports comprehensive income (loss) in accordance with FASB Statement No. 130, "Reporting Comprehensive Income." Accordingly, accumulated other comprehensive income or loss is included in the stockholders' equity section of the balance sheets. Amounts are reported net of tax and include unrealized gains or losses on available for sale securities.



DERIVATIVE INSTRUMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value, at the appropriate date.



At December 31, 2000, the Company had not engaged in any transactions that would be considered derivative instruments or hedging activities.



ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



EXPLORATION STAGE ACTIVITIES
The Company has been in the exploration stage since October 1, 1996, when the Company emerged from a period of dormancy, and has no revenues from operations. The Company is primarily engaged in the acquisition and exploration of mineral properties. Should the Company locate a commercially viable reserve, the Company would expect to actively prepare the site for extraction. The Company's accumulated deficit prior to the exploration stage was $383,418.



EXPLORATION COSTS
In accordance with accounting principles generally accepted in the United States of America, the Company expenses exploration costs as incurred. Exploration costs expensed during the period ended December 31, 2000 and 1999 were $104,044 and $60,033, respectively. As of December 31, 2000, the exploration costs expensed during the Company's exploration stage were $1,174,185.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts for cash, accounts payable, notes payable and accrued liabilities approximate their fair value.



GOING CONCERN
As shown in the accompanying financial statements, the Company has no revenues, has incurred a net loss of $747,870 for the period ended December 31, 2000 and has an accumulated deficit during the exploration stage of $3,731,972. These factors indicate that the Company may be unable to continue in existence in the absence of receiving additional funding.



The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.



The Company's management believes that it will be able to generate sufficient cash from public or private debt or equity financing for the Company to continue to operate based on current expense projections.



IMPAIRED ASSET POLICY
In March 1995, the Financial Accounting Standards Board issued a statement SFAS No. 121 titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts whenever events or changes in circumstances indicate that an asset may not be recoverable. Properties are acquired and recorded at fair values negotiated in arm's length transactions. Although the Company expenses as costs the exploration and maintenance of its properties and claims, if results of exploration warrant an assessment of the carrying value of a mineral property's acquisition cost, or if the Company has an indication that the recorded fair value has declined, such costs will be reviewed and any impairment will be recognized at that time.



INVESTMENT POLICIES
The Company uses the average cost method to determine the gain or loss on investment securities held as available-for-sale based upon the accumulated cost bases of specific investment accounts.



MINERAL PROPERTIES
The Company capitalizes only amounts paid in cash or stock as consideration for the acquisition of real property (see Note 3). Properties are acquired and recorded at fair values negotiated in arm's length transactions. Costs and fees paid to locate and maintain mining claims, and to maintain the mineral rights and leases, are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



MINERAL PROPERTIES (CONTINUED)
Mineral properties are periodically assessed for impairment of value and any diminution in value is charged to operations at the time of impairment. Should a property be abandoned, its unamortized capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties abandoned or sold based on the proportion of claims abandoned or sold to the claims remaining within the project area.



NON-EMPLOYEE STOCK COMPENSATION
The Company values common stock issued for services, property and investments based upon the fair market value of the common stock which reflects the most recent trading value of Company stock.



RECLASSIFICATIONS
Certain amounts from prior periods have been reclassified to conform to the current period presentation. This reclassification has resulted in no changes to the Company's total accumulated deficit or net losses presented.



REVERSE STOCK SPLIT
The Company's board of directors authorized a 1 for 10 reverse stock split of its no par value common stock. (See Note 4.) All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split.



SEGMENT REPORTING
The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the fiscal year ended September 30, 1999. SFAS No. 131 requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position. The Company's mining properties were not engaged in any business activity. The Company had no segments engaged in business activities at December 31, 2000 and, therefore, no segment reporting is required.



NOTE 3 - MINERAL PROPERTIES



The following describes the Company's significant mineral properties:



WYOMING PROPERTIES
During the year ended September 30, 1999, the Company entered into an agreement with General Minerals Corporation (GMC) to acquire the Lake Owen Project located in Albany County, Wyoming. The agreement with GMC entitled the Company to receive 104 unpatented mining claims in exchange for 715,996 shares of common stock, $40,000 in cash to be paid in four quarterly payments of $10,000 and $750,000 in exploration expenditure commitments to be incurred over a three-year option period. In May 2000, the Company issued an additional 129,938 shares of common stock under this agreement for the acquisition of the Lake Owen Project. (See Note 4.) The Company has capitalized $145,873 for cash paid and common stock issued to acquire this Project.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 3 - MINERAL PROPERTIES (CONTINUED)



WYOMING PROPERTIES (CONTINUED)
The Company has located an additional 509 unpatented mining claims in an agreed area of interest near the Lake Owen Project.



The Company also staked and claimed six claims known as the Albany Project during the year ended September 30, 1999. These claims are located in Albany County, Wyoming.



The Company also staked and claimed 42 unpatented mining claims known as the Spruce Mountain claims and 179 unpatented mining claims known as the Centennial West claims. These claims are also located in Albany County, Wyoming.



During the period ended December 31, 2000, the Company located and staked 155 unpatented mining claims in Albany County, Wyoming, including 34 and 121 claims, which were staked at the Douglas Creek and Keystone properties, respectively.



MONTANA PROPERTIES
During March 2000, the Company acquired an option to purchase 8 mining claims in Madison County, Montana, called the Intrepid Claims. The Company has paid $5,800 cash and issued 100,000 shares of its common stock at $0.89 per share under this option. If the Company has not terminated the agreement by November 2001, an additional 100,000 shares of its common stock will be issued. In the Company's acquisition of these claims, it has capitalized $94,800 for cash paid and common stock issued.



Also in Montana during 2000, the Company staked 121 claims for the Vanguard Project. The Company explored and staked 36 claims known as the McCormick Creek Project in Missoula County. Furthermore, the Company located and staked 433 claims in Stillwater County prior to December 31, 2000.



During the year ended September 30, 2000, the Company located and staked 395 claims in Stillwater County, Montana.



OREGON PROPERTY
During the year ended September 30, 1999, the Company entered into an agreement in which it would explore and stake five claims located in Jackson County, Oregon known as the Shamrock property. All transactions have been completed and the Company has acquired title to these claims.



NEVADA PROPERTIES
During the year ended September 30, 1999, the Company entered into an agreement whereby Mountain Gold Exploration would explore and stake claims, transferring title to the Company upon completion thereof. Transactions were finalized for 13 claims known as the Hardrock Johnson Property located in Clark County, Nevada. During the period ended December 31, 2000, the Company located and staked 31 unpatented claims known as the Willow Springs Claims. These claims are located in Nye County, Nevada.



CALIFORNIA PROPERTIES
The Company located 79 unpatented mining claims, known as the Pole Corral property, in Tehema County, California. The Company located 33 unpatented mining claims known as the Cisco Butte property in Placer County, California.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 3 - MINERAL PROPERTIES (CONTINUED)



CANADIAN PROPERTY
In August 2000, the Company entered into an agreement whereby Spectra Management Corporation would explore and stake five claims representing about 67,000 acres for the Company in northern Saskatchewan. This property is now known as the Peter Lake Claims.



The following property is scheduled for disposal pursuant to the Company's new focus on platinum and palladium related metals exploration.



NEVADA PROPERTY
In 1997, the Company acquired the Pyramid Mine, which consists of five unpatented lode mining claims near Fallon, Nevada. The claims are within the Walker Indian Reservation and located on the site of an old bombing range. As of the date of these financial statements, no clean up has commenced on these claims. The Company is not aware of any pending requirements for clean up of hazardous materials. The Company's acquisition of Pyramid Mine was capitalized at $70,333 for cash paid and common stock issued.



The following property was disposed of during the last year:



IDAHO PROPERTY
In July 2000, the Company entered into an agreement with New Jersey Mining Company (New Jersey) whereby the Company received 50,000 shares of New Jersey's restricted common stock in exchange for New Jersey's opportunity to earn a 100% interest less a net smelter royalty in the Company's unpatented claims in Kootenai County, Idaho. This agreement, concerning the claims known as the Silver Strand Mine, which was part of the Company's prior silver mining activities, will require a three-year work commitment by New Jersey totaling $200,000. If the work commitment is not met, the Company will receive additional common stock of New Jersey. The Company will retain a 1.5% net smelter return until an aggregate of $50,000 in net smelter royalties have been received. Thereafter, the Company's net smelter return will decrease to 0.5%. The value of the securities received was $5,000 and the Company recognized a loss from the property's capitalized acquisition cost of $118,753.



NOTE 4 - COMMON STOCK



On February 16, 1999, the Company's board of directors authorized a 1 for 10 reverse stock split of the Company's no par value common stock. As a result of the split, 26,356,430 shares were retired. All references in the accompanying financial statements to the number of common shares and per-share amounts for the period ended December 31, 2000 and the year ended September 30, 2000 have been restated to reflect the reverse stock split.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 4 - COMMON STOCK (CONTINUED)



The Company from time to time issues common stock in exchange for services, as compensation or for the acquisition of assets. Such stock is recorded at the fair market value on, or as near as possible to, the date of the transaction.



During the year ended September 30, 2000, the Company issued 226,194 shares of common stock, valued at $145,490 to officers and directors, as compensation; 530,177 shares of common stock valued at $251,635 for services provided to the Company; 100,000 shares of common stock valued at $89,000 in exchange for mineral property; 200,000 shares of common stock valued at $66,000 for New Jersey Mining Company common stock; 65,285 shares of common stock valued at $21,544 as incentive fees and 11,419,009 shares of common stock for cash of $1,298,651. The Company issued 16,667 shares of common stock valued at $11,000 to an employee as part of his employment agreement. The Company also issued to General Minerals Corporation (GMC) an additional 129,938 shares valued at $16,242 as part of the deferred acquisition cost of the Lake Owens Project. In addition, the Company issued 200,000 shares of common stock valued at $120,000 as partial consideration for the termination of certain preemptive rights held by GMC.



During the three month period ended December 31, 2000, the Company issued 10,000 shares of common stock valued at $11,500 for services, 5,200 shares of common stock valued at $5,880 as compensation, 33,333 shares of common stock from options exercised by an employee for cash of $10,000, and 100,000 shares of common stock sold for $100,000 cash as a private placement.



See Note 6 regarding future loan repayments in units of Trend securities.



NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS



The Company had a Stock Option Plan, which was initiated to encourage and enable qualified officers, directors and other key employees to acquire and retain a proprietary interest in the Company by ownership of its common stock. A total of ten percent of the currently issued and outstanding shares of the Company's common stock may be subject to, or issued pursuant to the terms of the plan. No options had been issued under the plan as of December 31, 2000, and the Plan has been terminated. At the Company's Annual Meeting on February 23, 2001, the Company's shareholders approved the adoption of the 2000 Equity Incentive
Plan. (See Note 13.)



None of the options described in this note were issued pursuant to a stock option plan.



During 1999, the Company granted various stockholders options to acquire 150,000 shares of common stock at prices varying from $0.15 to $0.35 per share as additional incentives for various stock purchases.



In February 2000, the Company granted an employee options until February 25, 2002 to acquire 33,333 shares of common stock at an exercise price of $0.30 per share as compensation. The fair value of this option estimated on the grant date using the Black-Scholes Option Price Calculation was $2,173. The employee exercised these options in October 2000.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS (CONTINUED)



During the fiscal year ended September 30, 2000, the Company's board of directors issued options to purchase 67,000 shares of its common stock at $0.50 per share to six retired directors. The options were based on years of service and are exercisable from April 15, 2000 to April 15, 2003. The fair value of these options estimated on the grant date using the Black-Scholes Option Price Calculation was $9,233.



As partial consideration for an amendment to the GMC option agreement, the Company granted to GMC in June 2000 a warrant to purchase 200,000 shares for $0.70 per share exercisable until June 12, 2002. The fair value of this warrant estimated on the date of issuance using the Black-Scholes Options Price Calculation was $18,000.



On November 17, 2000, the Company entered into a consulting agreement with R. H. Barsom Company, Inc., under which the consultant would perform certain services for the Company until June 30, 2001, for an advance fee of $100,000 and 180,000 shares of common stock. In early January 2001, the Company and the consultant agreed to terminate the agreement. In connection with the termination, the consultant surrendered the 180,000 shares of common stock and received warrants to purchase 180,000 shares of the Company's common stock at $1.50 per share, exercisable over approximately two years. The fair value of these warrants estimated on the grant date using the Black-Scholes Option Price Calculation was $25,200, which was included in consulting expenses for the quarter ended December 31, 2000.



On November 8, 2000, effective November 1, 2000, the Company entered into a 24-month agreement with Eurofinance Inc. under which the entity would assist the Company with certain investment community matters in return for a monthly fee of $5,000, plus expenses, and warrants to purchase 820,000 shares of common stock. The warrants were exercisable until November 1, 2005. In early January 2001, this agreement was terminated, with the Company no longer obligated for the remaining monthly fees, and only the warrant for 250,000 shares that vested on November 1, 2000 remains outstanding. The fair value of this warrant estimated on the grant date using the Black-Scholes Option Price Calculation was $82,500 which was included in consulting expenses for the quarter ended December 31, 2000.



In the above Black-Scholes Option Price Calculations, the Company used the following assumptions to estimate fair value: the risk-free interest rate was 5.5%, volatility was 30%, and the expected life of the options and warrants varied from two to five years.



TIGRIS FINANCIAL GROUP LTD./ELECTRUM LLC
On December 29, 1999, the Company entered into a stock purchase agreement with Tigris Financial Group Ltd. under which Tigris purchased 1,000,000 shares of the Company's common stock for $100,000, was granted an option until March 28, 2000 to acquire up to an additional 3,500,000 shares of common stock for an exercise price of $0.14 per share, (or $490,000 in the aggregate), and was granted an option to purchase, for $10,000, warrants to buy an additional 6,250,000 shares of the Company's common stock at an exercise price of $0.40 per share. On March 8, 2000, Tigris assigned its rights under the stock purchase agreement to Electrum LLC, an affiliate.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS (CONTINUED)



Electrum exercised its option and acquired 3,500,000 shares of the Company's common stock in March 2000. Pursuant to the terms of the stock purchase agreement, upon exercise of this first option, Electrum was granted an option until September 25, 2000 to purchase up to an additional 4,608,000 shares of common stock at an exercise price of $0.14 per share, or $645,120 in the aggregate.



On June 27, 2000, the Company and Electrum entered into an amendment to the stock purchase agreement pursuant to which a previous option to purchase 4,608,000 shares was terminated. These options were replaced with an option until July 5, 2000 to acquire up to an additional 1,597,588 shares at $0.062 per share or $100,000 in the aggregate and, upon exercise in full of this option, an option until



September 25, 2000 to acquire up to an additional 4,470,174 shares at an exercise price of $0.115 per share, or $545,120 in the aggregate. In addition, the option to purchase warrants was terminated and replaced with an option to purchase, for $10,000, warrants to buy up to 7,979,761 shares at an exercise price of $0.40 per share until September 20, 2003.



Electrum has exercised all of its options to purchase the Company's common stock and its option to purchase the warrant. In connection with its acquisition of those shares, Electrum assigned 3,530,174 shares and 500,000 warrants to third parties. Subsequently, Electrum has assigned an additional 2,000,000 shares and 500,000 warrants.



As of December 31, 2000, Tigris and Electrum own approximately 30% of the Company's outstanding common stock and, upon exercise of Electrum's warrants and assuming the Company has issued no other shares, would own nearly 50% of the Company's then outstanding common stock.



Electrum had certain preemptive rights, which were not exercised and have been subsequently terminated. Tigris and Electrum have the right to proportional representation on the Company's board of directors and registration rights for all of the Company's common stock acquired through this agreement held by them.



As of December 31, 2000 and 1999, the Company had warrants outstanding as described representing 8,609,761 and 6,500,000 shares of common stock, respectively.



Following is a summary of the status of the options during the year ended September 30, 2000 and the period ended December 31, 2000:



                                                                   Weighted
                                                  Number of         Average
                                                   Shares       Exercise Price
                                              ---------------   ---------------
Outstanding at October 1, 1999                        250,000   $           .39
Granted                                             9,990,595               .12
Exercised                                          (9,962,762)              .11
Forfeited                                                  --                --
Revised                                              (100,000)              .57
Expired                                               (50,000)              .35
                                              ---------------   ---------------
Outstanding at September 30, 2000                     127,833   $           .50
                                              ===============   ===============
Options exercisable at September 30, 2000             127,833   $           .50
                                              ===============   ===============

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS (CONTINUED)



Outstanding at October 1, 2000                             127,833         $ .50
Granted                                                         --            --
Exercised                                                   33,333           .30
Forfeited                                                       --            --
Revised                                                         --            --
Expired                                                         --            --
                                                           -------         -----
Outstanding at December 31, 2000                            94,500         $ .57
                                                           =======         =====
Options exercisable at December 31, 2000                    94,500         $ .57
                                                           =======         =====

      Exercise Date
--------------------------
On or before July 19, 2001                                  15,000         $ .50
On or before July 19, 2002                                  12,500         $1.00
On or before April 14, 2003                                 67,000         $ .50



In the subsequent period, the Company has issued additional warrants under consulting agreements. (See Note 13.)



NOTE 6 - RELATED PARTY TRANSACTIONS



The Company has accrued director and officer fees in the amounts of $30,795 at December 31, 2000, which included $11,800 owed to an officer who was paid in January 2001 in common stock. As of December 31, 1999, the Company owed fees to officers and directors of $11,100.



In June 2000, the Company and GMC amended the Lake Owen option agreement. Pursuant to the amendment, the Company issued 416,961 shares at an average price of $0.06 per share to GMC in connection with the exercise by GMC of preemptive rights. In addition, the Company agreed to perform an additional $15,000 of geophysical survey work on the Lake Owen project prior to December 31, 2000, issued 200,000 additional shares of common stock to GMC and granted to GMC a warrant to purchase 200,000 shares for $0.70 per share exercisable until June 12, 2002 in exchange for GMC's agreement to terminate its antidilution and preemptive rights as provided in the original Lake Owen option agreement. The geophysical survey work period has been extended beyond December 31, 2000.



RELATED PARTY LOANS
In November 2000, the Company borrowed $135,000 from Electrum. The loan bears interest at an annual rate of 5% and is due either on December 1, 2005 or upon the Company's completion of a public or private debt or equity financing.



In December 2000, the Company entered into an agreement with Electrum to provide the right to borrow an additional $250,000. The funds obtained under this agreement bear interest at 8%, and repayment is due on June 30, 2001 or upon the Company's completion of a public or private debt or equity financing. As of December 31, 2000, the Company had borrowed $150,000 under this agreement.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 6 - RELATED PARTY TRANSACTIONS (CONTINUED)



The loan agreement provides that if these loans are not paid by February 1, 2001, the Company is required to grant Electrum warrants to purchase 285,000 shares of the Company's common stock at $1.50 per share exercisable through September 30, 2003. The loans were not repaid by February 1, 2001, and the warrants have been issued. Electrum may also elect to be repaid the total amounts outstanding under both loans in "units" of Trend securities, at the rate of one unit per each dollar owed. Each unit would consist of one share of common stock and a warrant to purchase one share of common stock at $1.50 per share, exercisable through September 30, 2003. Electrum has agreed that at least $100,000 of the November 2000 loan will be repaid in units. This conversion of debt to equity was not reflected in the financial statements as of December 31, 2000. (See Note 13.)



EMPLOYMENT AGREEMENT
In July 2000, the Company entered into an employment agreement with John Ryan, then the Chief Financial Officer, Secretary and Treasurer of the Company, under which Mr. Ryan received 3,000 shares per month of Trend common stock as compensation for his services. Mr. Ryan resigned in December 2000, and this agreement was terminated. No amounts were owed to Mr. Ryan as of December 31, 2000.



NOTE 7 - PROPERTY AND EQUIPMENT



Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful lives of the assets are expensed as incurred. Depreciation of property and equipment, including vehicles, is being calculated using the straight-line method over the expected useful lives of five years of the assets. Depreciation expense for the period ended December 31, 2000 and the year ended September 30, 2000 was $4,487 and $10,823, respectively.



The following is a summary of property, equipment, and accumulated depreciation.



                                     December 31,         September 30,
                                         2000                  2000
                                     -------------        --------------
Furniture and Equipment              $      51,258        $       51,258
Less: Accumulated Depreciation             (15,568)              (11,081)
                                     -------------        --------------
                                     $      35,690        $       40,177
                                     =============        ==============



NOTE 8 - INVESTMENTS



The Company's securities investments are classified as available for sale securities which are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. The Company has no securities, which are classified, as trading securities.



The Company recognized a charge for other comprehensive loss of $38,314 for the year ended September 30, 2000, and other comprehensive loss for the change in the market value of investments of $10,275 and $16,664 for the periods ended December 31, 2000 and 1999, respectively.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 8 - INVESTMENTS (CONTINUED)



Available-for-sale securities consist of common stock stated at fair value and are summarized as follows:



                                            December 31,    September 30,
             Investment                         2000            2000
      -------------------------            -------------   -------------
      New Jersey Mining Company            $      98,820   $     107,250
                                           =============   =============



NOTE 9 - NOTES PAYABLE



Following is a summary of long-term debt at December 31, 2000:



Note payable to First Security Bank, N.A
         Interest at 14.99%, secured by vehicle, payable in monthly
         installments of $179 through February 28, 2003                $  3,954

Note payable to First Security Bank, N.A
         Interest at 14.99%, secured by vehicle, payable in monthly
         installments of $231 through April 7, 2005                       8,683
                                                                       --------
         Total notes payable                                             12,637

         Less:  Current maturities included in current liabilities       (3,166)
                                                                       --------
                                                                       $  9,471
                                                                       ========



Following are the maturities of long-term debt for each of the next five years ending on September 30:



        2001                                                           $  2,248
        2002                                                              3,608
        2003                                                              2,884
        2004                                                              2,345
        2005                                                              1,552
                                                                       --------
                                                                       $ 12,637
                                                                       ========



NOTE 10 - INCOME TAXES



At December 31, 2000, the Company has accumulated operating losses approximating $2,500,000. These operating losses may be offset against future taxable income, however there is no assurance that the Company will have income in the future. Accordingly, the potential tax benefit of the net operating loss carryforward is offset by a valuation allowance of the same amount. The Company's ability to utilize these net operating loss carryforwards may be limited by ownership changes.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 10 - INCOME TAXES (CONTINUED)



The Company had not filed a tax return for year ended September 30, 1999, and was considered deficient with respect to that filing. In March 2001, the Company filed its Federal Income Tax Returns for the years ended September 30, 2000 and 1999. The above operating losses carried forward to the income tax returns, and it is unlikely that the Internal Revenue Service will impose penalties for underpayment of income taxes. However, the Company may be subject to failure to timely file penalties that are considered immaterial to these financial statements. No provision for the recoverability of tax benefits has been reported in the financial statements of the Company, due to their uncertainty.



NOTE 11 - COMMITMENTS AND CONTINGENCIES



LAKE OWEN OPTION AGREEMENT
In July 1999, the Company executed an option agreement with General Minerals Corporation (hereinafter "GMC") wherein the Company may earn a 100% interest in a mineral property in Albany County, Wyoming in exchange for its payment of exploration expenditures during the three-year option period, which commenced on July 27, 1999. Under the agreement, the Company is obligated to spend $750,000 on exploration expenditures for this project, commonly known as the Lake Owen property, during the option period, with no less than $150,000 of such expenditures to be made within the first year. The agreement was amended in June 2000 to include $15,000 of geophysical survey work.



In consideration for the aforementioned option, the Company paid GMC $40,000 in cash and issued to GMC 715,996 shares in 1999 and 129,938 shares in 2000. In connection with the exercise and termination of certain preemptive rights, GMC acquired 616,961 shares and a warrant to purchase an additional 200,000 shares.



In connection with a modification of the original GMC agreement, the Company issued 200,000 shares and warrants to acquire 200,000 additional shares at an exercise price of $0.70 per share expiring on June 12, 2002.



INTREPID OPTION AGREEMENT
In May 2000, the Company entered into a three year lease and option agreement under which it has the right to acquire a 100% interest in the eight Intrepid claims. Upon entering the agreement, the Company paid the claim owners $5,800 and 100,000 shares of common stock. The Company is obligated to make exploration expenditures of at least $10,000 by September 30, 2001, $15,000 by March 4, 2002 and $15,000 by March 4, 2003. In addition, the Company must make advance royalty payments of $10,000 by March 4, 2001, $25,000 by March 4, 2002 and $35,000 for
each year thereafter.



During the option period, the Intrepid claims are subject to a net smelter royalty of 3% on all ores produced and sold from the Intrepid claims. The Company has the right to exercise the purchase option at any time for a total purchase price of $320,000, with any advance royalty payments to be credited against the purchase price, and the claim holders retaining a 0.5% net smelter royalty. The Company has agreed to issue an additional 100,000 shares to the claim holders if it has not terminated the agreement by November 2001.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)



LEASE AGREEMENTS
Through the year ended September 30, 2000, the Company rented office facilities in Coeur d'Alene, Idaho on a month-to-month basis for $350 per month. Total rents paid during the year ended September 30, 2000 were $3,150.



During the period ended December 31, 2000, the Company entered into a lease for its executive offices in Coeur d'Alene. The lease has a three-year term with monthly rent of $2,656 in addition to a $2,656 security deposit. The Company has the option to extend the lease for an additional two years at a monthly rent of $2,921. The Company's rent expense was modified for payments for improvements that were considered to be in lieu of lease expense. Total rents expensed during the period ended December 31, 2000 were $8,001.



In July 2000, the Company entered into a new lease agreement for additional office facilities in Reno, Nevada. The agreement is a two year lease and calls for monthly payments of $1,725 during the first year and $1,775 during the second year in addition to a $350 security deposit. Prior to the signing of this lease, the Company had occupied the facilities on a month-to-month basis for $1,714 per month. Total rents during the period ended December 31, 2000 and the year ended September 30, 2000 were $5,245 and $3,438, respectively.



The minimum lease payment maturities as of December 31, 2000 to be paid for three years based upon year ending September 30 are as follows:



           2001                     $   39,429
           2002                         47,397
           2003                         31,872
                                    ----------
           Total                    $  118,698
                                    ==========



CONSULTING AGREEMENTS
On November 17, 2000, the Company entered into a consulting agreement with R.H. Barsom Company, Inc., under which the consultant would perform certain services for the Company until June 30, 2001, for an advance fee of $100,000 and 180,000 shares of common stock. In early January 2001, the Company and the consultant agreed to terminate the agreement. In connection with the termination, the consultant surrendered the 180,000 shares of common stock and received warrants to purchase 180,000 shares of the Company's common stock at $1.50 per share, exercisable until January 2003.



On November 8, 2000, effective November 1, 2000, the Company entered into a 24-month agreement with Eurofinance Inc. under which the entity would assist the Company with certain investment community matters in return for a monthly fee of $5,000, plus expenses, and warrants to purchase 820,000 shares of common stock. The warrants were exercisable until November 1, 2005. In early January 2001, this agreement was terminated, with the Company no longer obligated for the remaining monthly fees, and only the warrant for 250,000 shares that vested on November 1, 2000 remains outstanding.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)



On October 31, 2000, the Company entered into a consulting agreement with Mr. Brian Miller under which Mr. Miller would perform certain services for the Company. Under this agreement, Mr. Miller received cash for his services and was granted 10,000 shares of common stock effective at the earlier of December 31, 2000 or the termination of the consulting arrangement. Mr. Miller satisfied his responsibilities under the agreement, and the 10,000 shares of common stock were issued on January 2, 2000.



NOTE 12 - DISPOSAL AND IMPAIRMENT OF ASSETS



In late 1998, the Company acquired mining equipment valued at $180,000 in exchange for 600,000 shares of common stock with a value of $0.30 per share. Most of this equipment was sold during the year ending September 30, 1999 for $32,300, resulting in a realized loss of $129,700. In addition, an impairment of $14,000, representing the excess of the $18,000 carrying value of the remaining equipment over its fair value of $4,000, was included in the loss on disposition and impairment of assets charged to operations in the year ended September 30, 1999. The Company also recognized a loss of $55,000 on the sale of the Rae Wallace Mine, which had been acquired during 1998 for $75,000 in common stock and was sold in 1999 for $20,000. In addition, the Company sold miscellaneous equipment in 1999, recognizing $7,026 in additional gains. (See Note 3.)

During the year ended September 30, 2000, the Company recognized a loss of $118,753 on the sale of the Silver Strand Mine, for which it received New Jersey Mining Company stock valued at $5,000 and retained a royalty. The mine had been acquired for common stock in 1984. (See Note 3.)




NOTE 13 - SUBSEQUENT EVENTS



RELATED PARTY LOANS

In connection with the loan agreements with Electrum, in February 2001, the Company granted to Electrum warrants to purchase 285,000 shares of its common stock at $1.50 per share, exercisable through September 30, 2003. On March 12, the Company entered into an agreement with Electrum under which the Company borrowed an additional $50,000 to fund its operating costs, on the same interest and repayment terms as the loans under the December loan agreement. Under this agreement, in March 2001, the Company granted to Electrum warrants to purchase 50,000 shares of its common stock at $1.50 per share, exercisable through September 30, 2006. The Company also agreed to extend through September 30, 2006, the expiration dates of the warrants to acquire 6,979,761 shares issued under the stock purchase agreement and the warrants to acquire 285,000 shares issued under the December agreement.




REINCORPORATION AND EQUITY INCENTIVE PLAN



On February 23, 2001, the Annual Meeting of the Shareholders was held and the following matters were approved:



REORGANIZATION AND REINCORPORATION
The Shareholders approved the reincorporation of the Company as a Delaware corporation pursuant to an agreement and plan of merger dated January 26, 2001. As a Delaware company, Trend will have 100,000,000 shares of authorized common stock with a par value of $0.01 per share, and 20,000,000 shares of authorized preferred stock with a par value of $0.01, with rights and preferences to be determined by the Company's Board of Directors. One share of Series A preferred stock will be created and issued to Mr. Kaplan and will require the holder's approval of all subsequent stock and equity issuances until such time as none of Mr. Kaplan, Electrum LLC and Mr. Edelman beneficially own more than twenty percent of the Company's outstanding stock. Holders of the Company's common stock will vote on the continued existence of the Series A preferred stock at each subsequent annual meeting. If the Series A preferred stock is not continued, the outstanding share of Series A preferred stock will convert to one share of common stock.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 13 - SUBSEQUENT EVENTS (CONTINUED)



2000 EQUITY INCENTIVE PLAN
The Shareholders approved the adoption of the 2000 Equity Incentive Plan and the reservation of 5,000,000 shares of Common Stock for distribution under the plan. These shares and options to acquire those shares may be granted to the Company's employees (including officers), directors and consultants. The plan will terminate on January 4, 2011. The exercise price of options granted under this plan will not be less than the fair market price on the date of grant and in some cases not less than 110% of the fair market price. The term, vesting schedule, transfer restrictions and termination are to be determined by the Company's Board of Directors.

On February 23, 2001, the Company issued under the plan to its five non-employee directors an aggregate of 75,000 shares of common stock and options to acquire 75,000 shares with an exercise price of $0.80 per share exercisable until February 23, 2004. The Company also issued under the plan to its employees (including officers) options to acquire 1,125,000 shares with an exercise price of $0.80 per share exercisable until February 23, 2004.

INTREPID CLAIMS
In March 2001, the Company and the holders of the Intrepid claims agreed to replace the March $10,000 advance royalty payment with a $9,000 payment due May 11, 2001. In connection with this agreement, the Company issued to the holders 3,000 shares of common stock on March 11 with an aggregate value of $2,400.



NOTE 14 - CORRECTIONS OF ERRORS INCLUDED IN PREVIOUSLY ISSUED FINANCIAL
STATEMENTS



The Company has made the following corrections to previously filed financial statements for changes in accounting estimates and policies which are being accounted for as corrections of errors.



For the year ended September 30, 1998, the Company corrected its stock records for the issuance of 9,000 shares of common stock valued at $4,500 with adjustments to common stock and accumulated deficit. Also, the Company corrected its treatment of certain capitalized organizational expenses of $31,520 by charging to income after operations as a correction and change in accounting policy.



The Company considered its silver and gold operations as discontinued, but after further review determined that since these operations did not represent a distinct segment, it was not appropriate to account for them as discontinued operations. Changes made to previously filed financial statements for the year ended September 30, 1999 have been reversed and restated as results from continuing operations and dispositions of assets where appropriate.



For the year ended September 30, 1999, the Company made the following corrections:



COMMON STOCK:
The Company received a payment of $1,000, which was recorded as a stock purchase and should have been treated as miscellaneous income. The Company also duplicated its recording of stock issued for certain consulting services which, based upon prior valuations, had overvalued stock issuances by $11,503.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 14 - CORRECTIONS OF ERRORS INCLUDED IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)



STOCK OPTIONS:
The Company originally omitted valuing certain stock options issued to a third party. The terms and conditions of these options, after review, were deemed to have a value of $2,659 using a Black-Scholes Option Price Calculation, which was recognized as a financing cost to the Company.



MINERAL PROPERTIES:
Previously the Company capitalized $14,529 in exploration costs, which should have been expensed under accounting policies generally accepted in the United States. The Company also did not include in its acquisition costs of its Lake Owen claims certain deferred acquisition costs of $16,242 that should have been capitalized at the original purchase date.



ACCRUED EXPENSE:
The Company had expenses associated with acquiring certain mineral claims that had not been recorded in the appropriate period totaling $14,470.



NOTES PAYABLE & DEFERRED MINERAL ACQUISITION COSTS:
A portion of the Company's commitments for the Lake Owen Acquisition was originally recorded as a Note Payable and was subsequently reclassified as a deferred acquisition commitment of $30,000.



The Company has made all of the appropriate changes and disclosures for the above correction. The financial statements and notes thereto have been changed to reflect the increase in accumulated deficit and net losses for 1999 and 1998 of $19,155 and $36,020, respectively.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 15 - CORRECTIONS OF ESTIMATES IN PREVIOUSLY FILED FINANCIAL STATEMENTS



The Company changed its method of determining the fair market value of certain stock and warrant issuances. The effect of this change on the years ended September 30, 2000 and 1999 are as follows:



                                                                 For year ended September 30
                                                                 ---------------------------
                                                                      2000       1999
                                                                    --------   --------
Mineral properties correction in value                              $ 59,000   $     --
Investments correction in value                                       40,000         --
Services and associated expenses                                     255,660    104,820
Compensation                                                          63,520     34,526
                                                                    --------   --------
Change in valuation of common stock issued                           418,180    139,346
                                                                    --------   --------
Value of warrant issued for modification of
    terms of agreement                                                18,000    139,346
                                                                    --------   --------
Total corrections in value                                           436,180    139,346
                                                                    --------   --------
Less: Correction in mineral property value                            59,000         --
    Correction in investment                                          40,000         --
                                                                    --------   --------
Increase in net loss and accumulated deficit from the exploration
  stage                                                             $337,180   $139,346
                                                                    ========   ========



The below information summarizes the effect on loss from operations, net loss and loss per share for the corrections in estimates in Note 15 and the correction of errors from Note 14.



Loss from operations as previously reported         $(1,725,980)    $  (370,537)
Correction of errors                                   (121,279)        (63,662)
Correction of estimates                                (337,180)       (139,346)
                                                    -----------     -----------
Loss from operations as corrected                    (2,184,439)       (573,845)
                                                    ===========     ===========
Net loss as previously reported                      (1,847,359)       (434,199)
Correction of estimates                                (337,180)       (139,346)
                                                    -----------     -----------
Net loss as corrected                                (2,184,439)       (573,545)
                                                    ===========     ===========
Loss per share as previous reported                 $      (.18)    $      (.14)
Correction of estimates                                    (.03)           (.05)
                                                    -----------     -----------
Loss per share as corrected                         $      (.21)    $      (.19)
                                                    ===========     ===========



The above changes and their effects on the financial statements are discussed in the appropriate notes to the restated financial statements.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000



NOTE 15 - CORRECTIONS OF ESTIMATES IN PREVIOUSLY FILED FINANCIAL STATEMENTS (CONTINUED)



For the quarters ended December 31, 2000, and December 31, 1999, the subsequent changes in estimates of the fair market value for equity issuance resulted in the following changes.



                                                               2000        1999
                                                             -------     -------
Services                                                     $ 1,500     $73,588
Compensation                                                     874       2,364
                                                             -------     -------
Change in common stock and accumulated deficit               $ 2,374     $76,222
                                                             =======     =======



The financial statement disclosures and the notes thereto have been corrected to show an increase in accumulate deficit from the exploration stage and net loss by $2,374 and $76,222, respectively for the quarters ended December 31, 2000 and 1999. These changes result in no appreciable change to loss per share for the quarter ended December 31, 2000, and an increase from $0.02 to $0.03 in the loss per share for the quarter ended December 31, 1999.